UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MARCH 2017
COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION
(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☐             Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual and Special Meeting of Shareholders
and
Information Circular
March 3, 2017

March 3, 2017

INVITATION TO SHAREHOLDERS

On behalf of the Board of Directors of Methanex Corporation, I would like to invite you to join us at our Annual and Special Meeting of shareholders. The meeting will be held at the Vancouver Convention Centre - East Building in Vancouver, British Columbia on Thursday, April 27, 2017 at 11:00 a.m.
The meeting is a great opportunity to learn about our strategy for the future and review our 2016 performance. Attending the meeting also provides you with an excellent opportunity to meet our directors and senior management and ask them any questions you may have.
We hope that you will attend this Annual and Special Meeting and we look forward to seeing you there. If you are unable to attend, the meeting will also be webcast live on the Investor Relations section of our website: www.methanex.com.
Sincerely,

John Floren
President and Chief Executive Officer

i

METHANEX CORPORATION
NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
The Annual and Special Meeting (the “Meeting”) of the shareholders of Methanex Corporation (the “Company”) will be held at the following time and place:

DATE:	Thursday, April 27, 2017

TIME:	11:00 a.m. (Pacific Time)

PLACE:	East Meeting Room 1 Vancouver Convention Centre - East Building 999 Canada Place Vancouver, British Columbia
The Meeting is being held for the following purposes:

1.	to receive the Consolidated Financial Statements of the Company for the financial year ended December 31, 2016 and the Auditors’ Report on such statements;

2.	to elect directors;

3.	to reappoint the auditors and authorize the Board of Directors to fix the remuneration of the auditors;

4.	to consider and approve, on an advisory basis, a resolution to accept the Company’s approach to executive compensation disclosed in the accompanying Information Circular;

5.
to consider and, if thought fit, pass an ordinary resolution to amend the Company’s Stock Option Plan to authorize the issuance of an additional 3,000,000 common shares of the Company pursuant to the exercise of stock options issued thereunder, the full text of which resolution is set out in Schedule A to the accompanying Information Circular; and

6.	to transact such other business as may properly come before the Meeting.

If you hold common shares of the Company and do not expect to attend the Meeting in person, please complete the enclosed proxy form and either fax it to 1 416 368 2502 or toll-free in North America to 1 866 781 3111 or forward it to CST Trust Company using the envelope provided with these materials. Proxies must be received no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for commencement of the Meeting or any postponement or adjournment thereof.
DATED at the City of Vancouver, in the Province of British Columbia, this 3rd day of March, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

Kevin Price
General Counsel & Corporate Secretary

ii

METHANEX CORPORATION
INFORMATION CIRCULAR
Information contained in this Information Circular is given as at March 3, 2017 unless otherwise stated.
PART I VOTING
Solicitation of proxies
This Information Circular is provided in connection with the solicitation of proxies by or on behalf of the management and Board of Directors (the “Board”) of Methanex Corporation (the “Company”, "we" or "our", as applicable) for use at the Annual and Special Meeting (the “Meeting”) of the shareholders of the Company to be held at the time and place (including any adjournment or postponement thereof) and for the purposes described in the accompanying Notice of Annual and Special Meeting of Shareholders.
It is anticipated that this Information Circular and the accompanying proxy form will be mailed on or about March 16, 2017 to holders of common shares of the Company (“Common Shares”).
What will be voted on at the Meeting?
Shareholders will be voting on those matters that are described in the accompanying Notice of Annual and Special Meeting of Shareholders. The Notice includes all the matters to be presented at the Meeting that are presently known to management. A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters, other than the election of directors and the appointment of auditors.
Who is entitled to vote?
Only registered holders of Common Shares (“Registered Shareholders”) at the close of business on February 27, 2017 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment or postponement thereof. Each Registered Shareholder will have one vote for each Common Share held at the close of business on the Record Date. As of March 3, 2017, there were 89,842,838 Common Shares outstanding. To the knowledge of the directors and senior officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying 10% or more of the voting rights of the Company were M&G Investment Management Limited ("M&G") and Wellington Management Group LLP ("Wellington"). Based on information filed by M&G on December 31, 2016, M&G held 17,510,018 Common Shares. Based on information filed by Wellington on December 31, 2016, Wellington held 10,334,185 Common Shares(1).
Can I vote Common Shares that I acquired after the Record Date (February 27, 2017)?
No. Only Common Shares that are held by a shareholder at the close of business on the Record Date are entitled to be voted at the Meeting.
How do I vote?
If you are a Registered Shareholder, there are two ways in which you can vote your Common Shares. You can either vote by proxy or vote in person at the Meeting.

(1) Shares owned by M&G and Wellington may include shares owned by certain of their affiliates and associates.

Voting by proxy
If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend the Meeting as your proxyholder. In the proxy, you can either direct your proxyholder as to how you want your Common Shares to be voted or let your proxyholder choose for you. You can always revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares in person.
Voting in person
Registered Shareholders who will attend the Meeting and wish to vote their Common Shares in person should not complete a proxy form. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CST Trust Company, when you arrive at the Meeting.
What if I am not a Registered Shareholder?
Many shareholders are “non-registered shareholders.” Non-registered shareholders are shareholders whose shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian). Unless you have previously informed your intermediary that you do not wish to receive materials relating to the Meeting, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form.
Intermediaries have their own mailing procedures and provide their own instructions to shareholders. These procedures may allow you to provide your voting instructions by telephone, on the Internet, by mail or by fax. You should carefully follow the directions and instructions received from your intermediary to ensure that your Common Shares are voted at the Meeting.
If you wish to vote in person at the Meeting, you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary. You will not need to complete any voting or proxy form as your vote will be taken at the Meeting. Please register with the transfer agent, CST Trust Company, when you arrive at the Meeting.
What is a proxy?
A proxy is a document that authorizes someone else to attend the Meeting and cast your votes for you. Registered Shareholders may use the enclosed proxy form, or any other valid proxy form, to appoint a proxyholder. The enclosed proxy form authorizes the proxyholder to vote and otherwise act for you at the Meeting, including any continuation after the adjournment or postponement of the Meeting.
If you are a Registered Shareholder and you complete the enclosed proxy, your Common Shares will be voted as instructed. If you do not mark any boxes, your proxyholder can vote your shares at his or her discretion. See “How will my Common Shares be voted if I give my proxy?” below.
How do I appoint a proxyholder?
Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you. You can choose anyone you want to be your proxyholder. Your proxyholder does not have to be another shareholder. Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other valid proxy form and deliver it to CST Trust Company within the time specified below for receipt of proxies.
If you leave the space on the proxy form blank, either Thomas Hamilton or John Floren, both of whom are named in the form, are appointed to act as your proxyholder. Mr. Hamilton is Chairman of the Board and Mr. Floren is the President and Chief Executive Officer of the Company.
For the proxy to be valid, it must be completed, dated and signed by the Registered Shareholder (or the Registered Shareholder’s attorney as authorized in writing) and then delivered to the Company’s transfer agent, CST Trust Company, in the envelope provided or by fax to 1 416 368 2502 or toll-free in North America to 1 866 781 3111 and received no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting or any adjournment or postponement thereof.

How will my Common Shares be voted if I give my proxy?
If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your shares for you at the Meeting. If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST or WITHHOLD), then your proxyholder must vote your Common Shares accordingly.
If you have not specified how to vote on a particular issue, then your proxyholder will vote your Common Shares as he or she sees fit. However, if you have not specified how to vote on a particular issue and Mr. Hamilton or Mr. Floren has been appointed as proxyholder, your Common Shares will be voted in favour of all resolutions proposed by management. For more information on these resolutions, see “Part II BUSINESS OF THE MEETING.” The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual and Special Meeting of Shareholders and any other matters that may properly come before the Meeting. If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares as he or she considers best.
How do I revoke a proxy?
Only Registered Shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for their intermediaries to change their vote and if necessary revoke their proxy.
If you are a Registered Shareholder and you wish to revoke your proxy after you have delivered it, you can do so at any time before it is used. You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Proxy Department, CST Trust Company, P.O. Box 721, Agincourt, ON M1S 0A1, Canada or by fax to 1 416 368 2502 or toll-free in North America to 1 866 781 3111, or by mail to the registered office of the Company, Suite 1800, 200 Burrard Street, Vancouver, BC V6C 3M1, Canada, Attention: Corporate Secretary, or by fax to the Company to 1 604 661 2602, at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof or (ii) in any other manner permitted by law. Revocations may also be hand-delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof. Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy. If you revoke your proxy and do not replace it with another in the manner described in “How do I appoint a proxyholder?” above, you will be able to vote your Common Shares in person at the Meeting.
Who pays for this solicitation of proxies?
The cost of this solicitation of proxies is paid by the Company. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Company without special compensation. In addition, the Company may retain the services of agents to solicit proxies on behalf of its management. In that event, the Company will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services. The Company may also reimburse brokers or other persons holding Common Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies.
Who counts the votes?
The Company’s transfer agent, CST Trust Company, counts and tabulates the proxies. This is done independently of the Company to preserve confidentiality in the voting process. Proxies are referred to the Company only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet legal requirements.

How do I contact the transfer agent?
If you have any inquiries, you can contact the Company’s principal registrar and transfer agent, CST Trust Company, as follows:

Email:	inquiries@canstockta.com
Toll-free:	1 800 387 0825
Telephone:	1 416 682 3860
Mail:	CST Trust Company PO Box 700 Station B Montreal, Quebec H3B 3K3
The Company’s co-registrar and co-transfer agent in the United States is American Stock Transfer & Trust Company LLC; however, all shareholder inquiries should be directed to CST Trust Company.

PART II BUSINESS OF THE MEETING
RECEIVE THE FINANCIAL STATEMENTS
The Company’s consolidated financial statements for the year ended December 31, 2016 will be received by shareholders of the Company at the Meeting and are included in the Annual Report, which has been mailed to Registered Shareholders as required under the Canada Business Corporations Act (the “CBCA”) and to non-registered shareholders who have requested such financial statements.
ELECTION OF DIRECTORS
The directors of the Company are elected each year at the annual general meeting of the Company and hold office until the close of the next annual general meeting or until their successors are elected or appointed in accordance with applicable law. The Company has a majority voting policy for election of directors that is described on page 26. The articles of the Company provide that the Company must have a minimum of 3 and a maximum of 15 directors. The by-laws of the Company state that, when the articles of the Company provide for a minimum and maximum number of directors, the number of directors within the range may be determined from time to time by resolution of the Board. The Board, on an annual basis, considers the size of the Board. On March 3, 2017, the directors resolved that the Board shall consist of 12 directors, such size being consistent with effective decision-making.
The Corporate Governance Committee recommends to the Board nominees for election as directors through a process described on page 24, under the heading “Nominating Committee and Nomination Process.” The persons listed below are being proposed for nomination for election at the Meeting. The persons named as proxyholders in the accompanying proxy, if not expressly directed otherwise, will vote the Common Shares for which they have been appointed proxyholder in favour of electing those persons listed below as nominees for directors.
The following table sets out the names, ages and places of residence of all the persons to be nominated for election as directors of the Board, along with other relevant information, including the number and market value of Common Shares, Deferred Share Units (“DSUs”) and Restricted Share Units (“RSUs”) held by each of them as at the date of this Information Circular and which standing committees (each a “Committee”) of the Board directors are members. In the case of Mr. Floren, who is President & CEO of the Company, the table also includes the number of Performance Share Units (“PSUs”) that he holds. Information regarding Mr. Floren’s options-based awards and other holdings can be found in the “Outstanding Option-Based Awards and Share-Based Awards” table on page 56. The following table also sets out whether a nominee is independent or not independent. All amounts are in Canadian dollars.

	BRUCE AITKEN Age: 62 Auckland, New Zealand Director since: July 2004 Independent Committee memberships as at the date of the Information Circular: - Public Policy Committee - Responsible Care Committee
Mr. Aitken is a corporate director. He was President & CEO of the Company from May 2004 until his retirement at the end of 2012. Prior to this, Mr. Aitken was President & Chief Operating Officer of the Company from September 2003 and prior to that he was Senior Vice President, Asia Pacific of the Company (based in New Zealand). He has also held the position of Vice President, Corporate Development (based in Vancouver). He was an employee of the Company and its predecessor methanol companies for approximately 22 years. Prior to joining the Company, Mr. Aitken worked in various executive roles for Fletcher Challenge Ltd. in New Zealand.

Mr. Aitken holds a Bachelor of Commerce from the University of Auckland and is a member of the Chartered Accountants of Australia and New Zealand.

2016 Board / Committee Memberships		2016 Attendance	Total 2016 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Public Policy Committee Responsible Care Committee		6 of 6 2 of 2 3 of 3	11 of 11	100%	Onehunga High Business School Advisory Board (educational institution) (since 2014)
Share and Share Equivalents Held as of March 3, 2017:
Common Shares(1) (#)	Total DSUs and RSUs(2)(3) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
121,289	Nil	121,289	7,715,193	400,000	Yes

DOUGLAS ARNELL

Age: 50

West Vancouver, Canada

Director since: October 2016

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee
- Public Policy Committee

Mr. Arnell is the President and Chief Executive Officer of Helm Energy Advisors Inc., a private company he founded in March 2015 that provides advisory services to the global energy sector. Prior to founding Helm Energy, from September 2010 to March 2015, Mr. Arnell was employed with Golar LNG Ltd., including as Chief Executive Officer from February 2011 to March 2015. Golar LNG is a U.S. public company focused on owning and operating LNG midstream floating assets. Prior to joining Golar LNG, Mr. Arnell held various senior positions within the BG Group of companies from 2003 to 2010 and with other energy companies prior to that time.

Mr. Arnell holds a Bachelor of Science from the University of Calgary.

2016 Board / Committee Memberships		2016 Attendance	Total 2016 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee Public Policy Committee		1 of 1 0 of 0 0 of 0	1 of 1	100%	Veresen Inc. (since 2016)
Share and Share Equivalents Held as of March 3, 2017:
Common Shares(1) (#)	Total DSUs and RSUs(2)(3) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
1,360	1,700	3,060	194,647	400,000	No(7)

HOWARD BALLOCH(8)

Age: 65

Hong Kong

Director since: December 2004

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee
- Public Policy Committee (Chair)

Mr. Balloch is a corporate director and private investor resident in Hong Kong. From 2002 to 2011, he was President of The Balloch Group (“TBG”), a Beijing-based investment advisory and merchant banking firm he founded following his retirement as Canadian Ambassador to China, a position he had held since early 1996. TBG was acquired by Canaccord Genuity in 2011 and Mr. Balloch served as the Chairman of its Asian operations until he stepped down in March 2013.

Mr. Balloch holds a Bachelor of Arts (Honours) in Political Science and Economics and a master’s degree in International Relations, both from McGill University, Montreal.

2016 Board / Committee Memberships		2016 Attendance	Total 2016 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Public Policy Committee (Chair)		6 of 6 7 of 7 2 of 2	15 of 15	100%	Maple Leaf Educational Systems (since 2014) Sinopec Canada Inc. (private) (since 2014)
Share and Share Equivalents Held as of March 3, 2017:
Common Shares(1) (#)	Total DSUs and RSUs(2)(3) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5)($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
1,700	47,235	48,935	3,112,755	400,000	Yes

PHILLIP COOK

Age: 70

Austin, Texas, USA

Director since: May 2006

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee (Chair)
- Human Resources Committee

Mr. Cook is a corporate director. He held the position of Senior Advisor of The Dow Chemical Company (“Dow Chemical”) from June 2006 until his retirement in January 2007. Dow Chemical provides chemical, plastic and agricultural products and services. Prior to his Senior Advisor position, Mr. Cook was Corporate Vice President, Strategic Development & New Ventures of Dow Chemical from 2005. Mr. Cook previously held senior positions with Dow Chemical including Senior Vice President, Performance Chemicals & Thermosets from 2003, and from 2000 he held the position of Business Vice President, Epoxy Products & Intermediates.

Mr. Cook holds a Bachelor of Mechanical Engineering from the University of Texas at Austin.

2016 Board / Committee Memberships		2016 Attendance	Total 2016 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee (Chair) Human Resources Committee Public Policy Committee		6 of 6 2 of 2 3 of 3 1 of 1	12 of 12	100%	Cockrell School of Engineering Advisory Board (since 2004) and the Environmental Sciences Institute Advisory Board (since 2010) of the University of Texas at Austin (educational institution)
Share and Share Equivalents Held as of March 3, 2017:
Common Shares(1) (#)	Total DSUs and RSUs(2)(3) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5)($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
25,000	5,768	30,768	1,957,152	400,000	Yes

	JOHN FLOREN Age: 58 Eastham, Massachusetts, USA Director since: January 2013 Not Independent
Mr. Floren has been President & CEO of the Company since January 2013. Prior to this appointment, Mr. Floren was Senior Vice President, Global Marketing & Logistics of the Company from June 2005 and prior to that, Director, Marketing & Logistics, North America from May 2002. He has been an employee of the Company for approximately 17 years and has worked in the chemical industry for over 30 years.

Mr. Floren holds a Bachelor of Arts in Economics from the University of Manitoba. He also attended the Harvard Business School’s Program for Management Development and has attended the International Executive Program at INSEAD. Most recently he completed the Directors Education Program at the Institute of Corporate Directors.

2016 Board / Committee Memberships		2016 Attendance	Total 2016 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board(9)		6 of 6	6 of 6	100%	West Fraser Timber Co. Ltd. (since 2016)
Share and Share Equivalents Held as of March 3, 2017:
Common Shares(1) (#)	Total PSUs and DSUs(2)(4)(#)	Total of Common Shares, PSUs (50% of balance) and DSUs (#)	Total Market Value of Common Shares, PSUs (50% of balance) and DSUs(5)($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
84,681	130,739	150,051	9,544,744	4,755,000	Yes

	THOMAS HAMILTON (10) Age: 73 Houston, Texas, USA Director since: May 2007 Independent
Mr. Hamilton has been Chairman of the Board of the Company since May 2010. He has been co-owner of Medora Investments, a private investment firm in Houston, Texas, since April 2003. Mr. Hamilton was Chairman, President & Chief Executive Officer of EEX Corporation, an oil and natural gas exploration and production company, from January 1997 until his retirement in November 2002. From 1992 to 1997, Mr. Hamilton served as Executive Vice President of Pennzoil Company and as President of Pennzoil Exploration and Production Company, one of the largest US-based independent oil and gas companies. Previously, Mr. Hamilton held senior positions at other oil and gas companies including BP, Standard Oil Company and ExxonMobil Corp.

Mr. Hamilton holds a Master of Science and a PhD in Geology from the University of North Dakota. He also has a Bachelor of Science in Geology from Capital University, Columbus, Ohio.

2016 Board / Committee Memberships		2016 Attendance	Total 2016 Attendance at Board and Committee Meetings		Other Current Board Memberships
Chairman of the Board(11)		6 of 6	6 of 6	100%	None
Share and Share Equivalents Held as of March 3, 2017:
Common Shares(1) (#)	Total DSUs and RSUs(2)(3)(#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
24,000	11,137	35,137	2,235,065	720,000	Yes

ROBERT KOSTELNIK

Age: 65

Fulshear, Texas, USA

Director since: September 2008

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee
- Responsible Care Committee (Chair)

Mr. Kostelnik has been a principal in GlenRock Recovery Partners, LLC since February 2012. GlenRock Recovery Partners facilitates the sale of non-fungible hydrocarbons in the United States. Prior to this, he was President & Chief Executive Officer of Cinatra Clean Technologies, Inc. from 2008 to May 2011. Mr. Kostelnik held the position of Vice President of Refining for CITGO Petroleum Corporation ("CITGO") from July 2006 until his retirement in 2007. He held a number of senior positions during his 16 years with CITGO. Previously, Mr. Kostelnik held various management positions at Shell Oil Company.

Mr. Kostelnik holds a Bachelor of Science (Mechanical Engineering) from the University of Missouri and is a Registered Professional Engineer.

2016 Board / Committee Memberships		2016 Attendance	Total 2016 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee Responsible Care Committee (Chair)		6 of 6 3 of 3 3 of 3	12 of 12	100%	Association of Chemical Industry of Texas (industry association) (since 2004) HollyFrontier Corporation (since 2010)
Share and Share Equivalents Held as of March 3, 2017:
Common Shares(1) (#)	Total DSUs and RSUs(2)(3)(#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
21,000	5,768	26,768	1,702,712	400,000	Yes

DOUGLAS MAHAFFY

Age: 71

Toronto, Ontario, Canada

Director since: May 2006

Independent

Committee memberships as at the date of the Information Circular:

- Corporate Governance Committee
- Human Resources Committee

Mr. Mahaffy is a corporate director. He was Chairman of McLean Budden Limited ("McLean Budden") from February 2008 until March 2010. Prior to that, he held the position of Chairman & Chief Executive Officer of McLean Budden from October 1989 to February 2008. Mr. Mahaffy was also President of McLean Budden from October 1989 until September 2006. McLean Budden (now MFS Canada) is an investment management firm that manages over $30 billion in assets for pension, foundation and private clients in Canada, the United States, Europe and Asia.

Mr. Mahaffy holds a Bachelor of Arts and a Master of Business Administration from York University, Toronto.

2016 Board / Committee Memberships		2016 Attendance	Total 2016 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Corporate Governance Committee Human Resources Committee		6 of 6 3 of 3 4 of 4	13 of 13	100%	Canada Pension Plan Investment Board (government agency) (since 2009) Sunnybrook Health Sciences Centre (academic health sciences centre), Common Investment Committee (since 2011)
Share and Share Equivalents Held as of March 3, 2017:
Common Shares(1) (#)	Total DSUs and RSUs(2)(3)(#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
1,900	45,028	46,928	2,985,090	400,000	Yes

A. TERENCE (TERRY) POOLE

Age: 74

Calgary, Alberta, Canada

Director since: February 1994(12)

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee (Chair)
- Public Policy Committee

Mr. Poole is a corporate director. He held the position of Executive Vice President, Corporate Strategy & Development of NOVA Chemicals Corporation ("NOVA"), a commodity chemical company, from May 2000 to June 2006. Prior to this, Mr. Poole held the position of Executive Vice President, Finance & Strategy of NOVA from 1998 to 2000 and the position of Senior Vice President & Chief Financial Officer of NOVA from 1994 to 1998.

Mr. Poole is a Chartered Professional Accountant and holds a Bachelor of Commerce from Dalhousie University, Halifax. He is a member of the Canadian, Quebec and Ontario Institutes of Chartered Professional Accountants and is also a member of Financial Executives International.

2016 Board / Committee Memberships		2016 Attendance	Total 2016 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee (Chair)(13)Public Policy Committee		6 of 6 7 of 7 2 of 2	15 of 15	100%	Pengrowth Energy Corporation (since 2005)
Share and Share Equivalents Held as of March 3, 2017:
Common Shares(1) (#)	Total DSUs and RSUs(2)(3)(#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
37,000	60,886	97,886	6,226,528	400,000	Yes

JANICE RENNIE

Age: 59

Edmonton, Alberta, Canada

Director since: May 2006

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance and Risk Committee
- Human Resources Committee (Chair)

Ms. Rennie is a corporate director. From 2004 to 2005, Ms. Rennie was Senior Vice President, Human Resources & Organizational Effectiveness for EPCOR Utilities Inc. ("EPCOR"). At that time, EPCOR built, owned and operated power plants, electrical transmission and distribution networks, water and wastewater treatment facilities and infrastructure in Canada and the United States. Prior to 2004, Ms. Rennie was Principal of Rennie & Associates, which provided investment and related advice to small and mid-sized companies.

Ms. Rennie holds a Bachelor of Commerce from the University of Alberta and is a Fellow of the Institute of Chartered Professional Accountants of Alberta and the Institute of Corporate Directors.

2016 Board / Committee Memberships		2016 Attendance	Total 2015 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Human Resources Committee (Chair)		6 of 6 7 of 7 4 of 4	17 of 17	100%	Greystone Capital Management Inc. (private) (since 2003) Major Drilling Group International Inc. (since 2010) West Fraser Timber Co. Ltd. (since 2004) WestJet Airlines Limited (since 2011)
Share and Share Equivalents Held as of March 3, 2017:
Common Shares(1) (#)	Total DSUs and RSUs(2)(3)(#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
3,000	12,485	15,485	985,001	400,000	Yes

	MARGARET WALKER Age: 64 Austin, Texas, USA Director since: April 2015 Independent Committee memberships as at the date of the Information Circular: - Human Resources Committee - Responsible Care Committee
Ms. Walker has been the owner of MLRW Group, LLC since January 2011. MLRW Group, LLC is a consulting firm focusing on working with companies to improve capital investment outcomes and to improve overall safety performance. From 2004 until her retirement in December 2010, Ms. Walker was Vice President of Engineering & Technology for The Dow Chemical Company (“Dow Chemical”). Prior to this, Ms. Walker held other senior positions with Dow Chemical including Senior Leader in Manufacturing & Engineering and Business Director of Contract Manufacturing. Dow Chemical provides chemical, plastic and agricultural products and services.

Ms. Walker holds a Bachelor of Chemical Engineering from Texas Tech University, located in Lubbock, Texas.

2016 Board / Committee Memberships		2016 Attendance	Total 2016 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Human Resources Committee Responsible Care Committee		6 of 6 4 of 4 3 of 3	13 of 13	100%	Independent Project Analysis, Inc. (private) (since 2011)
Share and Share Equivalents Held as of March 3, 2017:
Common Shares(1) (#)	Total DSUs and RSUs(2)(3)(#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
3,076	4,074	7,150	454,812	400,000	Yes

BENITA WARMBOLD

Age: 58

Toronto, Ontario, Canada

Director since: February 2016

Independent

Committee memberships as at the date of the Information Circular:

- Audit, Finance & Risk Committee
- Responsible Care Committee

Ms. Warmbold has been Senior Managing Director & Chief Financial Officer of the Canada Pension Plan Investment Board (“CPPIB”) since 2013. Prior to this and from 2008, Ms. Warmbold was the Senior Vice President & Chief Operations Officer of CPPIB. CPPIB is a professional investment management organization responsible for investing funds on behalf of the Canada Pension Plan. From 1997 to 2008, Ms. Warmbold was the Managing Director & CFO for Northwater Capital Management Inc., and prior to that she held senior positions with Canada Development Investment Corporation and KPMG.

Ms. Warmbold holds an Honours Bachelor of Commerce degree from Queen’s University, is a Fellow of the Institute of Chartered Professional Accountants of Ontario and has been granted the ICD.D designation by the Institute of Corporate Directors.

2016 Board / Committee Memberships		2016 Attendance	Total 2016 Attendance at Board and Committee Meetings		Other Current Board Memberships
Member of the Board Audit, Finance and Risk Committee Responsible Care Committee		5 of 5 6 of 6 3 of 3	14 of 14	100%
Canadian Public Accountability Board (professional association) (since 2011)
Queen’s University Board of Trustees (educational institution) (since 2015) Women’s College Hospital (academic hospital) (since 2014)

Share and Share Equivalents Held as of March 3, 2017:
Common Shares(1) (#)	Total DSUs and RSUs(2)(3) (#)	Total of Common Shares, DSUs and RSUs (#)	Total Market Value of Common Shares, DSUs and RSUs(5) ($)	Minimum Shareholding Requirements ($)	Meets Share Ownership Requirements?(6)
6,000	1,700	7,700	489,797	400,000	Yes

(1)	The number of Common Shares held includes Common Shares directly or indirectly beneficially owned or under the control or direction of such nominee.

(2)	For information on Deferred Share Units, see “Deferred Share Unit Plan (Director DSUs)”.

(3)	For information on Restricted Share Units, see “Share-Based Awards - Restricted Share Unit Plan for Directors”.

(4)	For information on Performance Share Units, see “Performance Share Unit Plan”. Non-management directors are not eligible to participate in this plan.

(5)	This value is calculated using $63.61, being the weighted average closing price of the Common Shares on the Toronto Stock Exchange for the 90-day period ending March 3, 2017.

(6)	See page 36 for more information on director share ownership requirements. See page 54 for more information on Mr. Floren’s share ownership requirements as President & CEO of the Company.

(7)	Mr. Arnell was appointed a director effective October 1, 2016 and new directors have a reasonable period of time to meet their share ownership requirements.

(8)
Mr. Balloch was a director of Ivanhoe Energy Inc. ("Ivanhoe"), an oil exploration and development company, from 2002 to May 2015. Effective June 1, 2015, Ivanhoe was deemed bankrupt under the Bankruptcy and Insolvency Act (Canada).

(9)	Mr. Floren is not a member of any Committee, but attends Committee meetings in his capacity as President & CEO of the Company.

(10)
Mr. Hamilton was a director of Hercules Offshore Inc. ("Hercules"), a drilling company, from 2004 to 2015. In August 2015, Hercules filed a pre-packaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code. In November 2015, Hercules completed its financial restructuring and emerged from the protection of Chapter 11 of the U.S. Bankruptcy Code.

(11)	Mr. Hamilton is not a member of any Committee, but attends Committee meetings on an ex-officio basis in his capacity as Chairman of the Board.

(12)	Mr. Poole resigned as a director of the Company in June 2003 and was reappointed in September 2003.

(13)	Mr. Poole has been designated as the “audit committee financial expert.”

Voting Results
From the 2016 Annual General Meeting of Shareholders

Director	For	%	Withheld	%
Bruce Aitken	72,625,180	99.27	536,104	0.73
Doug Arnell(1)	—	—	—	—
Howard Balloch	72,880,996	99.62	280,288	0.38
Phillip Cook	72,925,423	99.68	235,861	0.32
John Floren	72,893,047	99.63	268,237	0.37
Thomas Hamilton	72,788,616	99.49	372,668	0.51
Robert Kostelnik	72,976,391	99.75	184,893	0.25
Douglas Mahaffy	72,911,412	99.66	249,872	0.34
A. Terence Poole	72,817,594	99.53	343,690	0.47
Janice Rennie	72,559,904	99.18	601,380	0.82
Margaret Walker	72,859,725	99.59	301,559	0.41
Benita Warmbold	72,934,361	99.69	226,923	0.31

(1) Mr. Arnell was appointed a director effective October 1, 2016, so did not stand for election at the 2016 Annual General Meeting.

Summary of Board and Committee Meetings
For the 12-month period ending December 31, 2016

Board of Directors	6
Audit, Finance and Risk Committee	7
Corporate Governance Committee	3
Human Resources Committee	4
Public Policy Committee	2
Responsible Care Committee	3

Summary of Attendance of Directors at Board and Committee Meetings
For the 12-month period ending December 31, 2016

Director	Board Meetings Attended (#)	Board Meetings Attended (%)	Committee Meetings Attended		Committee Meetings Attended (%)	Total Board and Committee Meetings Attended
			(#)	Committee		(#)	(%)
Bruce Aitken	6 of 6	100	2 of 2	Public Policy	100	11 of 11	100
			3 of 3	Responsible Care	100
Douglas Arnell(1)	1 of 1	100	n/a	Corporate Governance	n/a	1 of 1	100
			n/a	Public Policy	n/a
Howard Balloch	6 of 6	100	7 of 7	Audit, Finance and Risk	100	15 of 15	100
			2 of 2 (Chair)	Public Policy	100
Phillip Cook(2)	6 of 6	100	3 of 3 (Chair)	Corporate Governance	100	12 of 12	100
			2 of 2	Human Resources	100
			1 of 1	Public Policy	100
John Floren(3)	6 of 6	100	—	—	—	6 of 6	100
Thomas Hamilton(4)	6 of 6	100	—	—	—	6 of 6	100
Robert Kostelnik	6 of 6	100	3 of 3	Corporate Governance	100	12 of 12	100
			3 of 3 (Chair)	Responsible Care	100
Douglas Mahaffy	6 of 6	100	3 of 3	Corporate Governance	100	13 of 13	100
			4 of 4	Human Resources	100
A. Terence Poole	6 of 6	100	7 of 7 (Chair)	Audit, Finance and Risk	100	15 of 15	100
			2 of 2	Public Policy	100
Janice Rennie(5)	6 of 6	100	7 of 7	Audit, Finance and Risk	100	17 of 17	100
			4 of 4 (Chair)	Human Resources	100
Margaret Walker	6 of 6	100	4 of 4	Human Resources	100	13 of 13	100
			3 of 3	Responsible Care	100
Benita Warmbold(6)	5 of 5	100	6 of 6	Audit, Finance and Risk	100	14 of 14	100
			3 of 3	Responsible Care	100
Total		100			100		100

(1)
Mr. Arnell was appointed a director effective October 1, 2016 and attended all Board meetings after that date. He did not attend any Committee meetings in 2016 as the Corporate Governance and Public Policy Committees did not meet again following his appointment.

(2)	In April 2016, Mr. Cook ceased being a member of the Public Policy Committee and became a member of the Human Resources Committee.

(3)	Mr. Floren attended all Committee meetings in his capacity as President & CEO of the Company in 2016.

(4)	Mr. Hamilton attended all Committee meetings on an ex-officio basis in his capacity as Chairman of the Board in 2016.

(5)	In April 2016, Ms. Rennie became Chair of the Human Resources Committee.

(6)	Ms. Warmbold was appointed a director effective February 1, 2016 and attended all Board and Audit, Finance and Risk and Responsible Care Committee meetings after that date.

REAPPOINTMENT AND REMUNERATION OF AUDITORS
The directors of the Company recommend the reappointment of KPMG LLP, Chartered Professional Accountants, Vancouver, as the auditors of the Company to hold office until the termination of the next annual meeting of the Company. KPMG LLP has served as the auditors of the Company for more than five years. As in past years, it is also recommended that the remuneration to be paid to the auditors be determined by the directors of the Company.
The persons named as proxyholders in the accompanying proxy, if not expressly directed to the contrary, will vote the Common Shares for which they have been appointed proxyholder to reappoint KPMG LLP as the auditors of the Company and to authorize the directors to determine the remuneration to be paid to the auditors.
Principal Accountant Fees and Services
Pre-Approval Policies and Procedures
The Company’s Audit, Finance and Risk Committee (the “Audit Committee”) annually reviews and approves the terms and scope of the external auditors’ engagement. The Audit Committee oversees the Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions by which permissible services proposed to be performed by KPMG LLP are pre-approved. The Audit Committee has delegated to the Chair of the Audit Committee pre-approval authority for any services not previously approved by the Audit Committee. All such services approved by the Chair of the Audit Committee are subsequently reviewed by the Audit Committee.
All non-audit service engagements, regardless of the cost estimate, must be coordinated and approved by the Chief Financial Officer of the Company to further ensure that adherence to this policy is monitored.

Audit and Non-Audit Fees Billed by the Independent Auditors
KPMG LLP’s global fees relating to the years ended December 31, 2016 and December 31, 2015 are as follows:

US$000s	2016	2015
Audit Fees	1,307	1,381
Audit-Related Fees	50	50
Tax Fees	61	63
Total	1,418	1,494
Each fee category is described below.
Audit Fees
Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements; statutory audits of the financial statements of the Company’s subsidiaries; quarterly reviews of the Company’s financial statements; consultations as to the accounting or disclosure treatment of transactions reflected in the financial statements; and services associated with registration statements, prospectuses, periodic reports and other documents filed with securities regulators.
Audit fees for professional services rendered by the external auditors for the audit of the Company’s consolidated financial statements were in respect of an "integrated audit" performed by KPMG LLP globally. The integrated audit encompasses an opinion on the fairness of presentation of the Company’s financial statements as well as an opinion on the effectiveness of the Company’s internal controls over financial reporting.
Audit-Related Fees
Audit-related fees for professional services rendered by the auditors for financial audits of employee benefit plans; procedures and audit or attest services not required by statute or regulation; and consultations related to the accounting or disclosure treatment of other transactions.

Tax Fees
Tax fees for professional services rendered for tax compliance and tax advice. These services consisted of: tax compliance, including the review of tax returns; assistance in completing routine tax schedules and calculations; and advisory services relating to domestic and international taxation.
ADVISORY “SAY ON PAY” VOTE ON APPROACH TO EXECUTIVE COMPENSATION
A detailed discussion of our approach to executive compensation is provided in the "Executive Compensation Discussion and Analysis" that begins on page 38 of this Information Circular. As stated there, the main objective of our executive compensation program is to attract, retain and engage high-quality and high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.
Important elements of our executive compensation program are designed to be dependent upon measures that align with returns to shareholders. For the executive officers, a significant percentage of the short-term incentive award is dependent on achieving certain levels of “Modified Return on Capital Employed” but also on a broad variety of measures that we believe drive our share price. In the case of the long-term incentive plan, the value of Performance Share Units is dependent upon the compounded shareholder return calculated over a three-year period and stock options/Stock Appreciation Rights (“SARs”) (which vest over a three-year period) have no value if the underlying share price does not increase.
We also believe in the importance of executives owning Common Shares to more fully align management with the interests of shareholders and focus activities on developing and implementing strategies that create and deliver long-term value for shareholders. Therefore, the President & CEO and all other executive officers have significant share ownership requirements.
At the 2011 annual meeting of shareholders, we held our first annual advisory vote on executive compensation (commonly referred to as a “say on pay vote”) and 98.8% of shares were voted in favour of accepting the Company’s approach to executive compensation. At each subsequent annual meeting of shareholders, over 98% of shares were voted in favour. It is the Board’s intention that the say on pay vote will be only one part of the ongoing process of engagement between shareholders and the Board on compensation. The Board has also put in place a web-based survey to enable shareholders to give feedback on our approach to executive compensation.

This is an advisory vote and the results will not be binding upon the Board. However, the Board will take the results of the vote into account, together with any feedback received from shareholders through the web-based survey, when considering future compensation policies, procedures and decisions. Shareholders will be asked at the Meeting to consider and, if deemed advisable, to adopt the following resolution that is based on the model say on pay resolution formulated by the Canadian Coalition for Good Governance:
RESOLVED THAT:
On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Company’s Information Circular delivered in advance of the 2017 annual and special meeting of shareholders.
The Board unanimously recommends that shareholders vote FOR the resolution. Unless instructed otherwise, the persons named in our form of proxy will vote FOR the resolution.

AMENDMENT OF STOCK OPTION PLAN

About the Stock Option Plan

The Company’s long-term incentive ("LTI") plan is designed to attract and retain talented executives and senior employees, reward their contributions over various time horizons and ensure their interests are aligned with those of long-term shareholders. The annual LTI grant is delivered 50% through Performance Share Units ("PSUs") and 50% through stock options (or stock appreciation rights ("SARs") or tandem stock appreciation rights ("TSARs")).

The Company believes that stock options (or a similar vehicle) are a valuable tool to ensure strong alignment with shareholders as rewards are a function of share price appreciation. The Company has a Stock Option Plan (the “Stock Option Plan”) under which options to purchase Common Shares may be granted to selected employees of the Company and its subsidiaries. Information regarding the Stock Option Plan is set out on pages 48 and 62. The table below outlines changes to the Stock Option Plan over the last ten years:

Year	Key Event
2007

Shareholders approved amendments including:
- options could no longer be granted to non-employee directors; and
- providing for revised expiry dates where the exercise period would expire during, or within ten days, after a blackout period

2009	Shareholders approved amendments including: - increasing the number of shares issuable under the Stock Option Plan by 4,231,441; and - revising the expiry date from ten years to seven years
2010	Shareholders approved amendments including allowing stock appreciation rights to be issued in tandem with stock options

In 2010, to reduce the impact of dilution on current shareholdings, the LTI plan was modified to replace stock options with SARs in all regions, with the exception of Canada, Belgium and Trinidad, due to the potential adverse personal tax impact for employees in those countries. SARs are substantially equivalent to stock options as they provide compensation of a cash amount equal to the excess of the "fair market value" over the "grant price". The Company's SARs are only settled in cash, not stock, meaning there is no impact on dilution. Approximately 30% of long-term incentive awards granted to eligible management personnel are delivered through SARs.

A small number of employees in Belgium and Trinidad continue to receive stock options. Less than 10% of long-term incentive awards granted to eligible management personnel are delivered through stock options.

For Canadian employees, stock options are granted with an equal number of TSARs. Under the terms of the Stock Option Plan, TSARs entitle the holder to either 1) exercise the stock option or 2) surrender the related option granted and to receive a cash amount equal to the excess of the “fair market value” over the “grant price”. TSARs retain the same preferential personal tax treatment as stock options in Canada even when the stock option is not exercised. When TSARs are granted, the corresponding number of Common Shares must be initially allocated from the share reserve in the event that the employee exercises the stock option. However, when an employee elects to exercise the TSAR there is a cash settlement and no share is issued. The surrendered option is then credited back to the Company’s share reserve and is available for future options/TSARs granted under the Stock Option Plan. To date, all employees who have been granted TSARs have elected to exercise the TSAR, instead of the underlying stock option, and there has been no impact on dilution. We expect that in the future the majority of employees who have been granted TSARs will continue to exercise the TSAR. Over 60% of long-term incentive grants to eligible management personnel are delivered through TSARs. Further information on TSARs is provided on page 48.

To ensure alignment with shareholder interests, we have significant share ownership requirements for all executive officers and share ownership guidelines for all management employees that are eligible to receive long-term incentives. Executive officers and other management employees are expected to use the cash proceeds from the exercise of stock options/SARs/TSARs or the vesting of their PSUs to achieve their share ownership requirement/guideline.

Long-Term Incentive Grant Practices

    The Company has maintained a consistent approach to long-term incentives and we expect to maintain the current level of grants and participation in the Stock Option Plan. The total number of stock options/TSARs granted to employees in any year will continue to depend upon a number of factors, including our share price, and cannot be accurately estimated in advance. Over the last five years, our run rate, which reflects the number of stock options/TSARs granted divided by the total number of Common Shares outstanding, has ranged from 0.4% to 0.8%.

Through the introduction of SARs and TSARs, the Company has not needed to ask shareholders to increase the number of Common Shares that may be issued pursuant to stock options/TSARs granted under the Stock Option Plan since 2009. As of March 3, 2017, of the approximately 4.1 million TSARs granted since 2010, over 1/3 have been previously exercised through the TSAR, with the underlying stock option being returned to the share reserve for future grants of stock options/TSARs. The remaining 2.6 million TSARs are still outstanding. Although we expect that the majority of employees who have been granted TSARs will exercise the TSAR, and not the underlying stock option, we cannot accurately anticipate when outstanding TSARs will be exercised. Based on a conservative estimate of when TSARs will be exercised, we expect that the current share reserve may not be sufficient for grants after 2017.

Proposed Changes

At the Meeting, shareholders of the Company will be asked to vote FOR a resolution to amend the Stock Option Plan to authorize the issuance of an additional 3,000,000 Common Shares of the Company pursuant to the exercise of stock options issued thereunder. The Board approved this amendment at a meeting held on March 3, 2017, subject to shareholder approval. The Board believes that the increase to the number of Common Shares issuable under the Stock Option Plan pursuant to the exercise of stock options is appropriate to permit future grants of stock options/TSARs to executive officers and selected employees until at least 2023, based on conservative estimates regarding the exercise pattern of TSARs and our grant size, which are difficult to accurately estimate in advance, without the Company having to seek further approval from shareholders.

The number of Common Shares that may be issued pursuant to stock options granted and outstanding described below includes outstanding TSARs and we expect that the majority of employees who have been granted TSARs will exercise the TSAR. Where employees exercise TSARs there is no impact on dilution. Therefore, we anticipate the information below may overstate the actual dilution impact. As at March 3, 2017 there were 89,842,838 Common Shares outstanding. As at March 3, 2017, a total of 2,999,373 Common Shares (approximately 3.3% of the Company’s issued and outstanding shares on a non-diluted basis) may be issued pursuant to stock options granted and outstanding and a total of 3,339,902 Common Shares (approximately 3.7% of the Company’s issued and outstanding shares on a non-diluted basis) are available for future issuance as stock options under the Stock Option Plan, assuming the amendment to the Stock Option Plan is approved by shareholders.

Shareholders wishing to receive a copy of the amended Stock Option Plan should contact the Corporate Secretary of the Company at 604-661-2600. The full text of the resolution approving the amendment to the Stock Option Plan is set out in Schedule A to this Information Circular.
The Board unanimously recommends that shareholders vote FOR the resolution. Unless instructed otherwise, the persons named in our form of proxy will vote FOR the resolution.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON
None of the directors or officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who have been directors or officers of the Company at any time since the beginning of the Company’s last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities of the Company or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors and the approval of the amendment to the Stock Option Plan to authorize the issuance of an additional 3,000,000 Common Shares pursuant to the exercise of stock options issued thereunder. The officers of the Company are eligible to be granted stock options in the future under the Stock Option Plan and, as a result, they may be considered to have an interest in the approval of the increase to the number of Common Shares reserved for issuance under the Stock Option Plan.
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
None of the directors or officers of the Company, no director or officer of a body corporate that is itself an insider or a subsidiary of the Company, no person or company who beneficially owns, directly or indirectly, voting securities of the Company or who exercised control or direction over voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Company entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Company’s last financial year that has materially affected or would or could materially affect the Company or any of its subsidiaries.

PART III CORPORATE GOVERNANCE
Statement of Corporate Governance Practices
Corporate governance is a key priority for the Company. We define corporate governance as having the appropriate processes and structures in place to ensure that our business is managed in the best interests of our shareholders while keeping in mind the interests of all stakeholders. We believe good corporate governance is critical to the Company’s effective, efficient and prudent operation.
The Company is a Canadian reporting issuer with its Common Shares listed on the TSX and the NASDAQ Global Select Market. In Canada, we are subject to securities regulations that impose on us a requirement to disclose certain corporate governance practices that we have adopted. Canadian regulations also provide guidance on various corporate governance practices that companies like ours should adopt. The Company also monitors corporate governance developments in Canada and adopts best practices where such practices are aligned with our values and our goal of continuous improvement. A brief description of our corporate governance practices follows.
1. Board of Directors
The Board has adopted a set of Corporate Governance Principles to provide for a system of principled goal-setting, effective decision-making and ethical actions. A copy of the Corporate Governance Principles can be found in Schedule B attached to this Information Circular and on our website.
2017 Board Objectives
Every year the Board establishes a set of “Board Objectives” which are dominant themes that the Board wishes to focus particular attention on during the year. In late 2016, the Board established several key objectives for 2017 including:

•	continue to demonstrate leadership in Responsible Care;

•	provide close stewardship of the Company's cost structure, cash and balance sheet management;

•	provide close stewardship of the key aspects of the Company’s growth strategy;

•	maintain focus on plant reliability and sustainability, including gas supply issues; and

•	maintain focus on key human resource processes.
The status of each objective is discussed at each Board meeting.
Committees of the Board of Directors
The Board has established five standing Committees with written mandates defining their responsibilities and a requirement to report regularly to the Board. In addition, from time to time the Board may establish an ad hoc committee for discussing matters of a special nature.
All current Committee members have been determined to be independent in accordance with NASDAQ rules and Canadian securities regulations and no Committee member was during 2016, or is currently, an officer or employee of the Company or any of its subsidiaries. The following table lists each of our standing Committees, its members and a summary of its key responsibilities.

Committee	Members	Meetings in 2016 (#)	Overall Attendance (%)	Summary of Key Responsibilities
Audit, Finance and Risk Committee(1)	A. Terence Poole (Chair)(2) Howard Balloch Janice Rennie Benita Warmbold	7	100
•    assisting the Board in fulfilling its oversight responsibility relating to:
•    the integrity of the Company’s financial statements
•    the financial reporting process
•    systems of internal accounting and financial controls
•    professional qualifications and independence of the external auditors
•    performance of the external auditors
•    risk management processes
•    financing plans and pension plans
•    compliance by the Company with ethics policies and legal and regulatory requirements

Corporate Governance Committee	Phillip Cook (Chair) Douglas Arnell(3) Robert Kostelnik Douglas Mahaffy	3	100
•    establishing the appropriate composition and governance of the Board, including compensation of all non-management directors
•    recommending nominees for election or appointment as directors
•    annually assessing and enhancing the performance of the Board, Board Committees and Board members
•    shaping the corporate governance of the Company and developing corporate governance principles for the Company
•    monitoring compliance by the Company with ethics policies and legal and regulatory requirements
•    providing oversight of the director education program

Human Resources Committee	Janice Rennie (Chair)(4) Phillip Cook Douglas Mahaffy Margaret Walker	4	100
•    approving the goals and objectives of the CEO and evaluating his performance
•    reviewing and recommending to the Board for approval the remuneration of the Company’s executive officers
•    approving the remuneration of all other employees on an aggregate basis
•    reviewing the Company’s compensation policies and practices from a risk perspective
•    approving the executive compensation discussion and analysis
•    reporting on the Company’s organizational structure, officer succession plans, total compensation practices, human resource policies and executive development programs
•    recommending grants and administrative matters in connection with the long-term incentive plan

Public Policy Committee	Howard Balloch (Chair) Bruce Aitken Douglas Arnell(3) A. Terence Poole	2	100
•    reviewing public policy matters that have a significant impact on the Company, including those relating to government relations and public affairs
•    overseeing the Company’s Social Responsibility Policy

Responsible Care Committee	Robert Kostelnik (Chair) Bruce Aitken Margaret Walker Benita Warmbold	3	100
•    reviewing matters relating to the environment and occupational health and safety issues that impact significantly on the Company
•    overseeing the Company’s Responsible Care Policy and reviewing the policies and standards that are in place to ensure that the Company is carrying out all of its operations in accordance with the principles of Responsible Care

(1)
The mandate of the Audit, Finance and Risk Committee, together with the relevant education and experience of its members and other information regarding the Audit, Finance and Risk Committee, may be found in the “Audit Committee Information” section of the Company’s Annual Information Form for the year ended December 31, 2016.

(2)	Mr. Poole has been designated as the “audit committee financial expert.”

(3)
Mr. Arnell was appointed a director effective as of October 1, 2016. He did not attend any Committee meetings in 2016 as the Corporate Governance and Public Policy Committees did not meet again following his appointment.

(4)	Ms. Rennie became Chair of the Human Resources Committee in April 2016.

Director Independence
Independence Status of Nominee Directors

Name	Management	Independent	Not Independent
Bruce Aitken		x
Douglas Arnell		x
Howard Balloch		x
Phillip Cook		x
John Floren	x		x
Thomas Hamilton		x
Robert Kostelnik		x
Douglas Mahaffy		x
A. Terence Poole		x
Janice Rennie		x
Margaret Walker		x
Benita Warmbold		x
Eleven of the 12 nominees (92%) who are standing for election to the Board have been determined by the Board to be independent in accordance with NASDAQ rules and Canadian securities regulations. Mr. Floren is the President & CEO of the Company and is therefore not independent.
In accordance with our Corporate Governance Principles, the Board must be composed of a substantial majority of independent directors. The mandates of the Audit, Finance and Risk Committee, the Corporate Governance Committee and the Human Resources Committee state that these Committees must be composed wholly of independent directors. In addition, our Corporate Governance Principles provide that, if the Chairman of the Board is not independent, the independent directors on the Board shall select from among themselves a Lead Independent Director.
In 2016, all Committees were constituted exclusively of independent directors. Mr. Floren, in his capacity as President & CEO of the Company, and Mr. Hamilton, in his capacity as Chairman of the Board, attend all Committee meetings.
Other Directorships and Interlocking Relationships
Several of the nominees are directors of other reporting issuers. For details, please refer to the biographies for each nominee under “Election of Directors”.
Ms. Rennie and Mr. Floren serve together as directors on the board of West Fraser Timber Co. Ltd. No other nominees serve together as directors of other corporations or acted together as trustees for other entities.
In Camera Sessions
Following each in-person meeting of the Board, an “in camera” session is held at which non-management directors are in attendance as provided in our Corporate Governance Principles. In addition, an in camera session is usually held following each in-person Committee meeting. In 2016, there was an in camera session after every Board and Committee meeting, with the exception of one Committee telephone meeting.

Meeting Attendance Records
The combined Board and Committee meeting attendance rate for all directors in 2016 was 100%. For information concerning the number of Board and Committee meetings held in 2016, as well as the attendance record of each director for those meetings, see the chart on page 13.

2.     Board Mandate
Section 3 of the Company’s Corporate Governance Principles contains the Board mandate that describes the Board’s responsibilities. A copy of the Corporate Governance Principles can be found in Schedule B attached to this Information Circular and on our website.
Board Strategy Oversight
The Board oversees the annual strategic planning process to develop and monitor our strategic direction. Each July, the Board and management hold a full day strategy session that provides detailed information on the business environment and trends affecting the Company and identifies foreseeable opportunities and risks. As part of the 2016 strategy session, the Board and management received presentations on, among other things, the economics of methanol-to-olefins and a global energy update. Comprehensive action items and follow-up are agreed during the strategy session. The strategy is then revised accordingly and submitted to the Board for final review and endorsement at the September Board meeting.
The Board is provided with a strategy update at each regularly scheduled Board meeting throughout the year which tracks the progress of each strategic initiative.
3.     Position Descriptions
Board Chairman and Committee Chairs
The Board has developed written position descriptions (which we call “Terms of Reference”) for the Chairman of the Board, each Committee Chair and for Individual Directors. These Terms of Reference can be found on our website. Section 4 of the Corporate Governance Principles also sets out the responsibilities of each director.
President & Chief Executive Officer
The President & CEO has a written position description that sets out the position’s key responsibilities. In addition, the President & CEO has specific annual corporate and personal performance objectives that he is responsible for meeting. These objectives are reviewed, approved and tracked during the year by the Board through the Human Resources Committee. See “Short-Term Incentive Plan” on page 45 for more complete information on these objectives.
4.    Orientation and Continuing Education
To familiarize directors with the role of the Board, its Committees, the directors and the nature and operation of the Company’s business, we have a thorough and well thought out process for director onboarding. All directors are provided with information covering a wide range of topics including:

•	duties of directors and directors’ liabilities

•	board and committee governance documents

•	the Company’s Code of Business Conduct

•	strategic plans, operational reports and budgets

•	important corporate policies

•	recent regulatory filings and analyst reports

•	our corporate and organizational structure
New directors are encouraged to not only review and familiarize themselves with this information, but also to have individual meetings with senior management, visit one of our plant sites, attend an Investor Relations event and attend at least one meeting of each of the five Committees. In addition, new directors are assigned another director to act as a "mentor" to assist the new director with settling into the role as quickly as possible.
The Board recognizes the importance of ongoing education for directors. The Company’s Corporate Governance Principles state that directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. The

Company and all of our directors are members of the Institute of Corporate Directors (“ICD”) and the Company pays the cost of this membership. A number of our directors have attended courses and programs offered by ICD. The Company also encourages directors to attend other appropriate continuing education programs and the Company contributes to the cost of attending such programs. As well, written materials published in periodicals, newspapers or by legal or accounting firms that are likely to be of interest to directors are routinely forwarded to directors or included in a “supplemental reading” section in Board and Committee meeting materials. Furthermore, the Company also believes that serving on other corporate and not-for-profit boards is a valuable source for ongoing education.

The Corporate Governance Committee is responsible for overseeing the director education program and, based on feedback from all directors, the program focuses primarily on providing the directors with more in-depth information about key aspects of our business, including the material risks and opportunities facing the Company. Directors provide input into the agenda for the education program and management schedules presentations and seminars covering these areas, some of which are presented by management and others by external consultants or experts.
The Board and its Committees received a number of presentations in 2016 focused on deepening the Board’s knowledge of the business, the industry and the key risks and opportunities facing the Company. Presentation topics included methanol energy applications, takeover preparedness and shareholder activism, plant reliability, outlook on North America natural gas supply and demand, cyber security, business updates from North America, Egypt and New Zealand, China strategy, the evolution of the greenhouse gas issue, hydraulic fracturing environmental issues and the competitive outlook in Europe and the Middle East. In 2016, all directors attended all internal Board education sessions.
In addition, Board meetings are periodically held at a location where the Company has methanol production operations or significant commercial activities.
5.     Ethical Business Conduct
Code of Business Conduct
The Company has a written Code of Business Conduct (the “Code”) that applies to all employees, officers and directors. The Code is available in English, Spanish and Arabic and clearly defines a set of standards to help them avoid wrongdoing and to promote honest and ethical behaviour while conducting the Company’s business. A copy of the Code can be found on our website and on SEDAR at www.sedar.com. A printed version is also available upon request to the Corporate Secretary of the Company.
The Code also establishes a confidential “whistle-blower” ethics hotline for reporting suspected violations of the Code. The ethics hotline allows each of the Company's employees to be able to make a report to the hotline either through use of a toll-free phone number or online via the internet. In both cases, the hotline is operated by an external third party and users may make an anonymous report in their own local language.
The Code is reviewed annually by the Board. The Board monitors compliance with the Code primarily through the Audit, Finance and Risk Committee and the Corporate Governance Committee. These Committees receive regular updates on matters relating to the Code, including an annual report on the activities undertaken by management to maintain and increase Code awareness throughout the organization and the results of surveys designed to determine employee understanding and awareness of the Code.
The Code states that suspected Code violations, whether received through the whistle-blower hotline or otherwise, are to be reported to the legal department and that the General Counsel shall investigate the matter. The Corporate Governance Committee is made aware of all such reports. Furthermore, the Chairman of the Board and the Chair of the Audit, Finance and Risk Committee are advised of all reports that concern accounting or audit matters and the Chair of that Committee and the General Counsel together determine how such matters should be investigated. In addition, the Audit, Finance and Risk Committee receives quarterly notices from the General Counsel of any concerns received regarding accounting, internal accounting controls, and auditing matters.
No material change report has been filed since the beginning of the Company’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.
Transactions Involving Directors or Officers
The Code contains a specific provision relating to the need for directors, officers and all employees to avoid conflicts of interest with the Company. Furthermore, the Corporate Governance Committee is mandated to consider questions of independence and possible conflicts of interest of directors and officers. To that end, each director and officer completes an annual questionnaire in which they report on all transactions material to the Company in which they have a material interest. A report of all transactions involving the Company and the directors and executive officers is provided to the Corporate Governance Committee.
Recoupment Policy
The Company has a Recoupment Policy that provides for the forfeiture of options, shares or share units or repayment of cash compensation received by employees in certain circumstances where the employee is involved in wrongdoing. For more information on this policy, please see page 41.

Other Measures
The Board takes other steps to encourage and promote a culture of ethical business conduct. First, under the Company’s Corporate Governance Principles, the Board has an obligation to satisfy itself as to the integrity of the CEO and other executive officers and that they are creating a culture of integrity throughout the organization. On an annual basis, the Corporate Governance Committee considers and reports to the Board on this issue. Significant efforts are made to ensure our employees fully understand their responsibilities under the Code through training, leadership communications, certification requirements and awareness initiatives. The level of awareness and understanding of our Code is monitored annually.
In addition to the Code, the Company has several other policies governing ethical business conduct, including the following:

•
Competition Law Policy – provides employees with an understanding of the Company’s policy of compliance with all competition laws and information concerning the activities that are permitted and prohibited when dealing with competitors, customers and other parties.

•
Confidential Information and Trading in Securities Policy – provides guidelines to employees with respect to the treatment of confidential information and advises Company insiders when it is permissible to trade securities of the Company. This policy also prohibits insiders from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Company’s shares that they hold. Furthermore, insiders are prohibited from engaging in short selling of the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.

•
Corporate Gifts and Entertainment Policy – provides guidelines to Company employees on the appropriateness of gifts, gratuities or entertainment that may be offered to or accepted from third parties with whom the Company has commercial relations.

•	Corrupt Payments Prevention Policy – prohibits the payment or receipt of bribes and kickbacks by the Company’s employees and agents. Facilitation payments are also prohibited.

•	Political Donation Policy – prohibits all political donations by the Company.
The Company’s employees regularly receive either web-based or in-person compliance training that focuses on ethical business conduct and the foregoing policies. In addition, employees and directors who are considered “insiders” under Canadian securities laws have been provided with training concerning their obligations and responsibilities under Canadian securities laws.
6.    Nomination of Directors
Nominating Committee and Nomination Process
The Board has established the Corporate Governance Committee as its nominating committee. The Committee is composed entirely of independent directors. A summary of the key responsibilities of the Corporate Governance Committee can be found under “Committees of the Board of Directors”.
The Corporate Governance Committee is responsible for identifying new candidates to stand as nominees for election or appointment as directors to the Board. The Corporate Governance Committee uses a skills matrix to assist in this process. On an annual basis, the Corporate Governance Committee reviews a matrix that sets out the various skills and experience considered to be desirable for the Board to possess in the context of the Company’s strategic direction. The Corporate Governance Committee then assesses the skills and experience of each current Board member against this matrix. When completed, the matrix helps the Corporate Governance Committee identify any skills or experience gaps and provides the basis for a search to be conducted for new directors to fill any gaps. The skills matrix is reviewed annually by the Corporate Governance Committee and in January 2014, the Corporate Governance Committee completed a thorough review of the skills matrix to ensure alignment with the Company’s corporate strategy. Following is a summary of the agreed skills matrix that sets out the various skills and experience categories and the Corporate Governance Committee’s determination as to how many directors on the Board should possess those skills and experience.

Skills and Experience	Target Number of Non-Management Directors
Leadership	4
Industry knowledge and experience	6
Finance	2
Government and public affairs	2
Board experience	7
Health, safety and environment issues	1
International perspective	5
Energy	2-3
Understanding of North American natural gas feedstock issues	3-4
Experience growing a foreign company’s presence in China	1-2
Ambitious business growth – large capital projects execution	1
Ambitious business growth – strategies and risks	2-3
In identifying potential director candidates, the Corporate Governance Committee takes into account a broad variety of factors it considers appropriate, including skills, independence, financial acumen, board dynamics and personal characteristics. In addition, diversity (as described more fully below) is considered when identifying potential director candidates. Desirable individual characteristics include integrity, credibility, the ability to generate public confidence and maintain the goodwill and confidence of our shareholders, sound and independent business judgment, general good health and the capability and willingness to travel to, attend and contribute at Board functions on a regular basis. Background checks, as appropriate, are completed prior to nomination.
Suitable director candidates have, over the past several years, been identified through the use of an executive search firm retained under the authority of the Corporate Governance Committee. The selection process is led by the Chair of the Corporate Governance Committee and all Committee members and the Chairman of the Board are routinely updated on the process and the individuals being considered. The Chair of the Corporate Governance Committee, the Chairman of the Board, the CEO and, where appropriate, other directors or senior executives meet in person with the candidate to discuss his or her interest and ability to devote the time and resources required to meet the Company’s expectations for directors. The recommended candidate is then formally considered by the Corporate Governance Committee and, if approved, the candidate is recommended to the Board.
Diversity

The Company has a Diversity Policy applicable to both employees and directors of the Company. The full text of the Diversity Policy can be found on the Company’s website.
A summary of our Diversity Policy is as follows:
The Company recognizes the importance of diversity, including gender diversity, at all levels of the Company including the Board and the executive team. We believe that diversity is important for both Board and organizational effectiveness. We have identified three key diversity attributes:

(a)	Experiential (education, business and functional experience);

(b)	Demographic (age, gender, ethnicity, nationality, geography); and

(c)	Personal (personality, interests, values).
These attributes are essential for creating an appropriate balance of skills, experience, independence and knowledge required for the Board, the senior management team and the Company as a whole.
These diversity attributes, which specifically include gender diversity, are factored into the recruitment and decision making process when new Board and executive appointments are made. When engaging external search consultants to identify future candidates for Board or executive roles, such consultants are requested to take full account of all aspects of diversity in preparing their candidate list to provide a diverse and balanced slate where possible. Ultimately, appointments are based on merit, measured against objective criteria.

Although we are committed to continue increasing the proportion of women on the Board and in senior management, no targets have been adopted. The Corporate Governance Committee and management’s foremost priority is to ensure the Company has the best possible leadership. Accordingly, appointments will continue to be made on merit measured against objective criteria to select the best candidate for Board and executive officer positions. However, as noted above, we have processes in place to promote the presentation of a diverse slate of candidates during any new director and senior management search process.
The current number and proportion (in percentage) of directors on the Board who are women are three of 12 members, or 25%. The current number and proportion (in percentage) of executive officers of the Company who are women are two of six members, or 33%.
The Board measures the effectiveness of the Diversity Policy by monitoring the initiatives undertaken by the Company to promote diversity within the organization, and ensuring that balanced slates of candidates are presented for board searches where possible.
As we refine our approach to talent management, we continue to integrate diversity into our existing practices in order to enhance the diversity of our senior management team. Through our annual talent review and succession planning process, we review the number of women in executive and senior leadership positions for both our executive team and the management teams of each business group. On an ongoing basis we seek opportunities to accelerate the development of women through different career development opportunities, participation in formal leadership programs and participation in mentoring and sponsorship initiatives.
Majority Voting for Directors
The Board has a policy that states that any nominee for election as a director at an annual general meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour will be deemed not to have received the support of shareholders. A director elected in such circumstances will tender his or her resignation to the Chair of the Corporate Governance Committee and that Committee will review the matter and make a recommendation to the Board. The Board will accept the resignation unless there are exceptional circumstances. The Board will, within 90 days of the annual general meeting, issue a public release either announcing the resignation of the director or justifying its decision not to accept the resignation.
If the resignation is accepted, the Board may appoint a new director to fill the vacancy created by the resignation. This policy applies only to uncontested director elections, meaning elections where the number of nominees for director is equal to the number of directors to be elected.
Following the annual general meeting, voting results for directors are issued in a press release and filed on SEDAR at www.sedar.com.
7.    Director and Officer Compensation
Director and officer compensation is determined by the Board. The process followed for determining director compensation is described commencing on page 29 and the process followed for executive compensation is described commencing on page 42.
8.    Shareholder Survey on Executive Compensation
The Board appreciates the importance that shareholders place on executive compensation and believes that it is important to engage shareholders on this topic. With this in mind, the Company has again put in place a web-based survey to enable our shareholders to provide feedback on our approach to executive compensation as disclosed in this Information Circular. We intend to run this web-based survey on an annual basis. This year, the survey is accessible to shareholders at the Investor Relations section of our website from March 16, 2017 (the date this Information Circular is anticipated to be filed with securities regulators) until June 30, 2017. In order to submit comments, you are asked to provide your name and confirm that you are a current shareholder. Shareholders may comment generally or on specific aspects of our executive compensation and may provide as much detail as they wish. Shareholders who choose to provide an e-mail address may be contacted in order for the Board to better understand their particular concerns. All comments will be provided to the Chair of the Human Resources Committee and discussed at the July 2017 Human Resources Committee meeting to determine whether any actions should be taken to address concerns raised. We will provide a report on this process in our annual disclosure documents next year.

Report on the 2016 Shareholder Survey

In 2016, we received feedback from one individual shareholder regarding the use of comparator groups in setting compensation. The Human Resources Committee reviewed and discussed the feedback and determined that no changes to the Company's approach to executive compensation were warranted. Management provided a formal written response to the individual who submitted the feedback.

9.    Assessments
The Company’s Corporate Governance Principles state as follows:
Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process that shall include both a peer and self-evaluation and a confidential discussion with the Chairman.
Our Board conducts an annual performance evaluation and the Corporate Governance Committee oversees the process. The process is designed to evaluate the effectiveness and contribution of the Board, its Committees and individual directors. Results of the process are reported to the Board. In 2016, the process included the following:
Evaluation of the Chairman of the Board
Directors were provided with an opportunity to evaluate the Chairman of the Board’s performance and to make suggestions for improvement. Directors provided comments on issues that addressed the conduct of Board meetings, leadership issues and the Chairman’s ability to facilitate positive contributions from other directors. Results were tabulated by the Corporate Secretary and were provided to the Chair of the Corporate Governance Committee who then had a private conversation with the Chairman. The content of that conversation was reported by the Chair of the Corporate Governance Committee to the full committee at its September 2016 meeting.
Evaluation of the Board as a Whole
Directors were asked to comment on the general operation and organization of the Board, based on a number of particular elements, and rate the effectiveness of the Board. They were also asked to identify the most significant Board accomplishments over the past year, areas for improvement and particular practices that should be considered for adoption by the Board in order to increase its effectiveness.
Results were tabulated and comments were consolidated by the Corporate Secretary, provided to the Chairman of the Board and then presented to both the Corporate Governance Committee and the Board at their September 2016 meetings.
Evaluation of Committees
Directors were asked to evaluate the Committees in general, as well as the specific Committees on which they sit. Directors provided comments on a number of criteria including the appropriateness of the Committee structure and the reporting of Committee activities to the Board, as well as the operation of the Committees on which they sit based on a number of particular elements, and how the effectiveness of those Committees could be improved.
Comments were consolidated by the Corporate Secretary, provided to the Chairman of the Board and then presented to both the Corporate Governance Committee and the Board at their September 2016 meetings. Each Committee also reviewed the results of its individual Committee evaluation.
Evaluation of Individual Directors
Directors were provided with an opportunity to evaluate their own effectiveness, comment on their peers’ performance and have a private conversation with the Chairman of the Board regarding their performance and the performance of their fellow directors. Directors evaluated themselves and their peers based on a number of criteria, including their understanding of our business, contribution on strategic issues, interaction with management and areas of personal strength. Senior management is also given the opportunity to comment on the performance of individual directors.
The Corporate Secretary received all questionnaires and each director was provided with an individualized report that included the comments received regarding that director’s performance from peers (on an anonymous basis). These reports were also provided to the Chairman of the Board who then conducted a confidential discussion with each director. The Chairman of the Board reported to the Corporate Governance Committee at its September 2016 meeting regarding this process.

10.    Director Tenure
The Board is committed to maintaining an appropriate balance between director retention and renewal. The Company believes that continuity on the Board is an asset and is essential to an effective and well-functioning Board. Due to the number of years it takes to acquire sufficient Company-specific knowledge and the historically long market cycles of the chemical industry, the Company places great value on longer serving directors for their experience and organizational memory.
However, we also value board renewal and believe it is critical to ensuring that we have a high performing board over the long term. Turnover in Board membership provides an opportunity to enhance diversity of perspectives and adds significant value through the ongoing input of fresh ideas and new knowledge.
The Company's Director Tenure Policy does not include term limits for directors nor mandatory retirement age provisions. Instead, the Policy outlines other processes that the Board has adopted to effectively manage board renewal, including:

•	annual evaluations of individual directors to monitor the effectiveness of each director’s contribution (discussed in more detail under the heading “Evaluation of Individual Directors” above);

•
the Corporate Governance Committee and the Chairman of the Board annually review the membership of the Board to enable the Board to manage its overall composition and maintain a balance of directors to ensure long-term continuity and effectiveness; and

•
the Chairman of the Board and the Chair of the Governance Committee are responsible for developing a long-term board succession plan which incorporates input from one-on-one discussions between the Chairman of the Board and each Board member, including discussions regarding estimated future retirement dates for each Board member. This plan is reviewed and updated on an annual basis after the Chairman of the Board completes his one-on-one evaluation meeting with each Board member.

11.    Management Succession Planning
The Company has detailed succession plans for each executive officer and each of such officer’s direct reports. For more information on the Company’s succession planning process, please see page 41.
12.    Board’s Role in Risk Management Process
The Board’s mandate provides that the Board is responsible for identifying and overseeing the implementation of systems     to manage the principal risks of the Company’s business. The Audit, Finance and Risk Committee’s mandate also states that the Audit, Finance and Risk Committee is responsible for reviewing with management, at least annually, the Company’s processes to identify, monitor, evaluate and address important enterprise-wide strategic and business risks.
Management annually undertakes a formal risk review process that includes identifying the principal strategic risks of the Company, assessing the Company’s strategy to mitigate each risk and determining accountability. The results of this process are documented, reviewed and discussed by the Audit, Finance and Risk Committee and the Board. Notwithstanding these formal processes, the Board recognizes that risk management and oversight is a dynamic and continuous process.
In addition, the Board, through the Audit, Finance and Risk Committee, oversees the Company’s risk management strategies and programs, including insurance programs, related to the Company’s key operational risks such as health and safety, shipping, cyber security and financial risks. As well, the Human Resources Committee annually reviews the Company’s compensation policies and practices to confirm their alignment with the Company’s risk management principles and that they do not encourage inappropriate or excessive risk-taking nor are they reasonably likely to have a material adverse effect on the Company.

PART IV COMPENSATION
COMPENSATION OF DIRECTORS
All amounts in this section “Compensation of Directors” are shown in Canadian dollars except where otherwise noted.
Objective and Design of the Director Compensation Program
We are the world’s largest producer and supplier of methanol with sales and operations around the globe and revenues of approximately USD $2 billion in 2016. As such, the main objective of the Company’s director compensation program is to attract and retain directors with international experience, a broad range of relevant skills and knowledge and the ability to successfully carry out the Board’s mandate. The Board’s mandate can be found in section 3 of our Corporate Governance Principles which are attached to this Information Circular as Schedule B and can also be found on our website.
Directors of the Company are required to devote significant time and energy to the performance of their duties. The Terms of Reference for Individual Directors and the Corporate Governance Principles set forth an extensive list of responsibilities and expectations for the Board as a whole and for each individual director. Directors are expected to prepare for and attend an average of six Board meetings per year, participate on Committees and ensure that they stay informed about the Company’s business and the rapidly changing global business environment. Therefore, to attract and retain experienced, skilled and knowledgeable directors who are willing and able to meet these expectations, the Board believes that the Company must offer a competitive compensation package.
Our director compensation program is designed primarily to:

•	compensate directors for applying their knowledge, skills and experience in the performance of their duties;

•	align the actions and economic interests of the directors with the interests of long-term shareholders; and

•	encourage directors to stay on the Board for a significant period of time.
Director compensation is paid only to non-management directors and is comprised primarily of cash fees (including an annual retainer) and a share-based award. Non-management directors are not eligible to receive stock options under the terms of the Company’s Stock Option Plan. The "Directors’ Total Compensation" table on page 33 sets out the total compensation earned by the directors in 2016.
As part of this compensation program, the directors also have share ownership requirements. See “Directors’ Share Ownership Requirements” on page 37 for more details. The Board believes that share ownership requirements further promote the objectives of director retention and alignment with long-term shareholders.
Process for Determining Director Compensation
The Corporate Governance Committee, composed entirely of independent directors, is responsible for annually recommending to the Board for approval the target compensation for the independent directors, including the appropriate compensation elements and the target compensation for each element.
The Corporate Governance Committee reviews director compensation at least every two years and did so in 2015, retaining an independent consultant, Willis Towers Watson, to conduct a review of director compensation. The Corporate Governance Committee has determined that the target compensation level for directors should be competitive with the 50th percentile of a comparator group. The comparator group of companies used for the purposes of reviewing and determining executive compensation was updated by the Human Resources Committee in 2015 to consist of North American-based companies in the chemicals, mining and oil and gas industries with global operations which, where possible, operate in a commodity-based or cyclical business. This same comparator group was used by the Corporate Governance Committee for reviewing and determining director compensation. The current comparator group is listed below.

Agrium* Albemarle Corp. Ashland Inc. Baytex Energy Corp.* Cabot Corp. Celanese Corp. Centerra Gold* * denotes Canadian companies	Chemtura Corp. FMC Corp. Goldcorp Inc.* IAMGOLD Corp.* International Flavors & Fragrances Inc. Koppers Holdings Inc. Olin Corp.	PolyOne Corp. Potash Corp. of Saskatchewan* Sherritt International Corp.* The Valspar Corp. Westlake Chemical Corp.
The 2015 Willis Towers Watson report concluded that there has been a significant change in the market data of the comparator group such that the total compensation of the Company’s directors (excluding the Chair) was 23% below the 50th percentile on a currency converted basis.  However, in January 2016, to be consistent with prudent cash and cost management efforts made by the Company, the directors determined that no change should be made to director compensation at that time. The directors also decided to review the economic situation in one year's time.

In January 2017, the Board determined that director compensation should be increased in a phased approach and that the proportionate mix of cash and share-based awards should be changed to be more heavily weighted towards share-based awards. For fees earned in 2017, directors’ compensation was amended such that (a) directors’ compensation was increased to a total of $200,000 being comprised of $90,000 in cash and $110,000 in share-based awards, (b) the Chairman’s total compensation remains the same but is now more heavily weighted to share-based awards ($162,000 as cash and $198,000 as share-based awards), and (c) in order to recognize the additional workload of the Chair of the Human Resources Committee, the compensation for the Chair of the Human Resources Committee has been increased from $10,000 to $20,000. All other aspects of director compensation remain unchanged.
Elements of Director Compensation
Director compensation is comprised of two elements, namely (i) annual retainer and other fees and (ii) share-based awards. Each element is described in detail below.
Annual Retainer and Other Fees
During the year ended December 31, 2016, annual retainer and other fees were paid to non-management members of the Board on the following basis:

Annual retainer for a non-management director (excluding the Chairman of the Board)	$90,000	annual
Annual retainer for the Chairman of the Board	$180,000	annual
Annual retainer for Committee Chairs (with the exception of the Chair of the Audit, Finance and Risk Committee)	$10,000	annual
Annual retainer for the Chair of the Audit, Finance and Risk Committee	$20,000	annual
Annual retainer for members of the Audit, Finance and Risk Committee, including the Chair	$10,000	annual
Cross-country or intercontinental travel fee to attend Board or Committee meetings	$2,500	per trip
Travel fee for site visits undertaken separate and apart from attendance at Board or Committee meetings (and not for orientation purposes upon joining the Board)	$2,500	per day
Notwithstanding that directors do not receive meeting attendance fees, if over 10 Board meetings are held in a year, the Corporate Governance Committee has the discretion to determine whether any meeting fees are appropriate.
In 2016, the Chairman of the Board received a flat fee annual retainer and did not receive any additional fees; however, he is eligible to receive the travel fee for site visits undertaken separate and apart from attendance at Board or Committee meetings.

Share-Based Awards - Restricted Share Unit Plan for Directors
Directors are awarded RSUs under the Company’s Restricted Share Unit Plan for Directors as part of the share-based component of their compensation. Directors may elect to receive their RSU award in the form of DSUs, which are more fully described in the following section. In addition, commencing in 2014, directors who are in compliance with their share ownership requirements may elect to receive the cash equivalent of their RSU award. In 2016, five directors elected to receive the cash equivalent of their share-based award and in 2017 four directors have elected to receive the cash equivalent of their share-based award. The table below summarizes the share-based awards granted to directors in 2017 and 2016:

	2017	2016
Chairman of the Board	3,000 RSUs or DSUs	4,600 RSUs or DSUs
All other non-management directors	1,700 RSUs or DSUs	2,300 RSUs or DSUs
RSUs are notional shares credited to an “RSU Account.” When dividends are paid on Common Shares, an equivalent value of additional RSUs is calculated and credited to each individual’s RSU Account. RSUs granted in any year, together with applicable dividend equivalents, will vest on December 1, in the 24th month following the end of the year in which the award was made. Following vesting, directors are entitled to receive a cash payment based on the weighted average closing price of the Common Shares on the TSX during the last 15 days prior to the vesting date, net of applicable withholding tax. RSUs do not entitle participants to any voting or other shareholder rights and are non-dilutive to shareholders.
The Board believes that share-based awards granted to directors both compensate the directors for the performance of their duties and also promote director retention and alignment with the interests of long-term shareholders. The target dollar value of such award (“Target Dollar Value”) is determined by the Corporate Governance Committee during its review of director compensation and is targeted to be similar to the awards granted to non-management directors in the 50th percentile of the comparator group as discussed under “Process for Determining Director Compensation.”
In 2016, the Target Dollar Value was $90,000 for each non-management director and $180,000 for the Chairman of the Board. In 2016, each non-management director received the number of RSUs (or DSUs) determined by dividing the Target Dollar Value by the weighted average closing price of the Common Shares on the TSX for the 30-day period ending on the date prior to the date of the grant, and then rounded. The grant date was March 4, 2016.
In 2017, the Target Dollar Value was $110,000 for each non-management director and $198,000 for the Chairman of the Board. Each non-management director received the number of RSUs (or DSUs) determined by dividing the Target Dollar Value by the weighted average closing price of the Common Shares on the TSX for the 30-day period ending on the date prior to the date of the grant, and then rounded. The grant date was March 3, 2017.
Deferred Share Unit Plan (Director DSUs)
Under the Company’s Deferred Share Unit Plan (the “DSU Plan”), each non-management director elects annually to receive 100%, 50% or 0% of his or her retainer and other fees as DSUs. The actual number of DSUs granted to a director is calculated at the end of each quarter by dividing the dollar amount elected to the DSU Plan by the five-day average closing price of the Common Shares on the TSX during the last five trading days of that quarter. Additional DSUs are credited corresponding to dividends declared on the Common Shares. Under the terms of the DSU Plan, directors must elect to become a member of the DSU Plan by December 31 in any year in order to be eligible to receive DSUs in the following calendar year. Directors may also elect to receive their share-based award in the form of DSUs. See the section above “Share-Based Awards – Restricted Share Unit Plan for Directors”.
DSUs held by a director are redeemable only after the date on which the director retires as a director of the Company or upon death (“Termination Date”), and a lump-sum cash payment, net of any withholdings, is made after the director chooses a valuation date. For DSUs granted on or after March 2, 2007, a director may choose a valuation date falling between the Termination Date and December 1 of the first calendar year beginning after the Termination Date, but the director cannot choose a date retroactively. For DSUs granted prior to March 2, 2007, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1 of the first calendar year beginning after the Termination Date. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.

The Board believes that providing directors with the alternative of receiving their cash fees and share-based awards in the form of DSUs, which may not be redeemed until retirement or death, further promotes director retention and alignment with the interests of long-term shareholders.
Stock Options
Non-management directors ceased being granted stock options in 2003. No non-management director currently holds any stock options. However, Mr. Aitken currently has outstanding TSARs that he acquired prior to his retirement as President & CEO of the Company at the end of 2012.
Perquisites
Certain minor out-of-pocket expenses incurred by directors are paid for by the Company. All such expenses, if any, are included in the “All Other Compensation” column found in the Directors’ Total Compensation table.

Directors’ Total Compensation
The following table sets out what each director earned by way of annual retainer, other fees and share-based awards for 2016.

Director	Annual Retainer ($)	Annual Retainer for Committee Chairs ($)	Annual Retainer for Audit Committee Chair ($)	Annual Retainer for Audit Committee Members ($)	Travel Fees & Ad hoc site visit fees(1) ($)	Total Fees Earned(2) ($)	Share-Based Award(3) ($)	All Other Comp- ensation(4) ($)	Total ($)
Bruce Aitken	90,000	—	—	—	12,500	102,500	90,000	1,584	194,084
Douglas Arnell(5)	22,500	—	—	—	—	22,500	—	—	22,500
Howard Balloch	90,000	10,000	—	10,000	12,500	122,500	90,000	66,990	279,490
Phillip Cook	90,000	10,000	—	—	15,000	115,000	106,651	5,769	227,420
John Floren(6)
Thomas Hamilton	180,000	—	—	—	—	180,000	213,302	14,705	408,007
Robert Kostelnik	90,000	10,000	—	—	17,500	117,500	106,651	7,352	231,503
Douglas Mahaffy	90,000	—	—	—	12,500	102,500	90,000	63,860	256,360
A. Terence Poole	90,000	—	20,000	10,000	12,500	132,500	106,651	81,500	320,651
John Reid(7)	30,000	3,333	—	3,333	—	36,666	90,000	37,026	163,692
Janice Rennie(8)	90,000	6,667	—	10,000	—	106,667	90,000	19,291	215,958
Monica Sloan(9)	30,000	—	—	—	—	30,000	106,651	47,151	183,802
Margaret Walker	90,000	—	—	—	12,500	102,500	106,651	3,366	212,517
Benita Warmbold(10)	82,500	—	—	9,167	15,000	106,667	—	—	106,667
Total	1,065,000	40,000	20,000	42,500	110,000	1,277,500	1,196,557	348,594	2,822,651

(1)
Travel fees are paid per trip for cross-country or intercontinental travel to attend Board or Committee meetings or for site visits undertaken separate and apart from attendance at Board or Committee meetings (and not for orientation purposes upon joining the Board).

(2)
This column includes all retainers and travel fees earned during 2016, including any paid in DSUs. Under the DSU Plan, non-management directors may elect to receive 100%, 50% or 0% of their annual cash retainer as DSUs. The DSU Plan is more fully described under “Deferred Share Unit Plan (Director DSUs)”. In 2016, Mr. Poole elected to receive 100% of his cash retainer as DSUs (2,940 DSUs). The number and value of the DSUs received by Mr. Poole in lieu of fees are reflected in the "Directors' Share-Based Awards - Value Vested During the Year" table on page 36.

(3)
This column reflects the grant date fair value of the share-based compensation (RSUs and DSUs) received by directors in 2016. The value shown is calculated by multiplying the number of RSUs or DSUs awarded in 2016 by the closing price of the Common Shares on the TSX on March 3, 2016, the day before such share units were granted, being $46.37. The grant date fair value shown in this column is the same as the accounting fair value. Directors can elect to receive their share-based compensation award as RSUs or DSUs. Commencing in 2014, if share ownership requirements are met, directors may elect to receive the value of their share-based award as cash, being $90,000. Please see "Share-Based Awards - Restricted Share Unit Plan for Directors" for more information. In 2016, Messrs. Aitken, Balloch and Mahaffy and Ms. Rennie made such election and it was paid quarterly. Mr. John Reid, who did not stand for re-election at the 2016 Annual General Meeting of shareholders, also elected to receive his 2016 share-based award as cash.

(4)
This column is made up of the value of additional share units earned by directors in 2016 (RSUs and/or DSUs as applicable) corresponding to dividends being declared on Common Shares during 2016. See “Share-Based Awards – Restricted Share Unit Plan for Directors” and “Deferred Share Unit Plan (Director DSUs)” for more information on dividend equivalents. With respect to dividend equivalent DSUs, the value of dividend equivalent additional DSUs is calculated by multiplying the number of such units by the Canadian dollar closing price of the Common Shares of the TSX on the day that such units were credited. With respect to dividend equivalent RSUs, the value of dividend equivalent additional RSUs is calculated by multiplying the number of such units by the weighted average Canadian dollar closing price of the Common Shares of the TSX for the 15 trading days prior to the day that such units were credited. No other perquisites were paid in 2016.

(5)	Mr. Arnell was appointed a director effective October 1, 2016 and was not eligible to receive share-based awards in 2016.

(6)
Mr. Floren is President & CEO of the Company and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” for information on Mr. Floren’s compensation in 2016.

(7)	Mr. Reid retired as a director in April 2016.

(8)	In April 2016, Ms. Rennie became Chair of the Human Resources Committee and, accordingly, the quarterly committee chair fee was paid starting the second quarter on a pro-rated basis.

(9)	Ms. Sloan retired as a director in April 2016.

(10)	Ms. Warmbold was appointed a director effective February 1, 2016 and was not eligible to receive share-based awards in 2016.

Directors’ Outstanding Share-Based Awards
The following table shows the number of share-based awards held by each director as at December 31, 2016. Directors do not receive option-based awards.

	Outstanding Share-Based Awards as at December 31, 2016
Director	Shares or Units of Shares that Have Not Vested(1) (#)	Market or Payout Value of Share-Based Awards that Have Not Vested(1) ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(2) ($)
Bruce Aitken	—	—	—
Douglas Arnell(3)	—	—	—
Howard Balloch	—	—	1,471,956
Phillip Cook	4,068	239,565	—
John Floren(4)
Thomas Hamilton	8,137	479,188	—
Robert Kostelnik	4,068	239,565	—
Douglas Mahaffy	—	—	1,703,334
A. Terence Poole	—	—	3,163,041
John Reid(5)	—	—	812,034
Janice Rennie	—	—	735,242
Monica Sloan(6)	—	—	1,063,789
Margaret Walker	2,374	139,805	—
Benita Warmbold(7)	—	—	—

(1)
These columns reflect the number and value of outstanding unvested RSUs as at December 31, 2016 and include dividend equivalent RSUs credited since the date of the original RSU grants. The value of the RSUs outstanding is calculated by multiplying the number of RSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2016, being $58.89.

(2)
This column reflects the value of vested DSUs received as their annual share-based award (“Annual DSUs”) held by each director as at December 31, 2016, and includes dividend equivalent Annual DSUs credited since the date of the original Annual DSU grants. The value of the Annual DSUs is calculated by multiplying the number of Annual DSUs outstanding by the closing price of the Common Shares on the TSX on December 31, 2016, being $58.89.

(3)	Mr. Arnell was appointed a director effective October 1, 2016 and was not eligible to receive share-based awards in 2016.

(4)	Mr. Floren was President & CEO during 2016 and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” for information on Mr. Floren’s compensation in 2016.

(5)
Mr. Reid retired as a director in April 2016. Following retirement, in 2016 he redeemed 29,462 of his outstanding DSUs and, in accordance with the terms of the DSU Plan, he received a gross cash payment totaling $1,990,448. Mr. Reid did not hold any RSUs on his retirement date.

(6)
Ms. Sloan retired as a director in April 2016. Following retirement, in 2016 she redeemed 22,035 of her outstanding DSUs and, in accordance with the terms of the DSU Plan, she received a gross cash payment totaling $1,631,297. Ms. Sloan did not hold any RSUs on her retirement date.

(7)	Ms. Warmbold was appointed a director effective February 1, 2016 and was not eligible to receive share-based awards in 2016.
The following table shows the total number and value of DSUs, including both DSUs received in lieu of fees and received as annual share-based awards (“Outstanding DSUs”), held by each director as at December 31, 2016 and includes dividend equivalent Outstanding DSUs credited since the date of the original Outstanding DSU grants. The value is calculated by multiplying the number of Outstanding DSUs by the closing price of the Common Shares on the TSX on December 31, 2016, being $58.89. The actual amount paid to a director on settlement of Outstanding DSUs depends on the valuation date chosen by the director, and the valuation date may be retroactive in the case of Outstanding DSUs granted prior to March 2, 2007. See “Deferred Share Unit Plan (Director DSUs)” for more detailed information regarding the DSU Plan and the valuation date that directors may choose.

	Number of Outstanding DSUs as at Dec. 31, 2016			Value of Outstanding DSUs as at Dec. 31, 2016
Director	Granted prior to Mar. 2, 2007	Granted on or after Mar. 2, 2007	Total DSUs Held	($)
Bruce Aitken	—	—	—	—
Douglas Arnell(1)	—	—	—	—
Howard Balloch	—	47,235	47,235	2,781,669
Phillip Cook	—	—	—	—
John Floren(2)
Thomas Hamilton	—	—	—	—
Robert Kostelnik	—	—	—	—
Douglas Mahaffy	—	45,028	45,028	2,651,699
A. Terence Poole	19,208	39,978	59,186	3,485,464
John Reid(3)	—	13,789	13,789	812,034
Janice Rennie	—	12,485	12,485	735,242
Monica Sloan(4)	—	27,978	27,978	1,647,624
Margaret Walker	—	—	—	—
Benita Warmbold(5)	—	—	—	—

(1)	Mr. Arnell was appointed a director effective October 1, 2016 and was not eligible to receive share-based awards in 2016.

(2)	Mr. Floren was President & CEO during 2016 and therefore did not receive any compensation as a director. See "Statement of Executive Compensation" for information on Mr. Floren's compensation in 2016.

(3)
Mr. Reid retired as a director in April 2016. Following retirement, in 2016 he redeemed 29,462 of his outstanding DSUs and, in accordance with the terms of the DSU Plan, he received a gross cash payment totaling $1,990,448.

(4)
Ms. Sloan retired as a director in April 2016. Following retirement, in 2016 she redeemed 22,035 of her outstanding DSUs and, in accordance with the terms of the DSU Plan, she received a gross cash payment totaling $1,631,297.

(5)	Ms. Warmbold was appointed a director effective February 1, 2016 and was not eligible to receive share-based awards in 2016.

Directors’ Share-Based Awards – Value Vested during the Year
The following table shows the aggregate dollar value realized by each director upon vesting of share-based awards during 2016. Directors do not receive stock options and do not receive any non-equity incentive plan compensation.

	Share-Based Awards – Value Vested during the Year
	Number Vested during 2016 (#)					Value Vested during 2016 ($)
	RSUs(1)	DSUs(2)			Total	RSUs(3)	DSUs(2)			Total
Director	Share-Based Award	Granted in Lieu of Fees(4)	Share-Based Award(5)	Dividend Equivalents(6)		Share-Based Award	Granted in Lieu of Fees(4)	Share-Based Award(5)	Dividend Equivalents(6)
Bruce Aitken	1,497	—	—	—	1,497	80,671	—	—	—	80,671
Douglas Arnell(7)	—	—	—	—	—	—	—	—	—	—
Howard Balloch	—	—	—	1,484	1,484	—	—	—	66,990	66,990
Phillip Cook	—	—	—	—	—	—	—	—	—	—
John Floren(8)
Thomas Hamilton	2,995	—	—	—	2,995	161,343	—	—	—	161,343
Robert Kostelnik	1,497	—	—	—	1,497	80,671	—	—	—	80,671
Douglas Mahaffy	—	—	—	1,415	1,415	—	—	—	63,860	63,860
A. Terence Poole	—	2,940	2,300	1,803	7,043	—	132,500	106,651	81,500	320,651
John Reid(9)	—	—	—	852	852	—	—	—	37,026	37,026
Janice Rennie	1,497	—	—	392	1,889	80,671	—	—	17,708	98,379
Monica Sloan(10)	—	—	2,300	1,058	3,358	—	—	106,651	47,151	153,802
Margaret Walker	—	—	—	—	—	—	—	—	—	—
Benita Warmbold(11)	—	—	—	—	—	—	—	—	—	—

(1)
This column represents RSUs that were awarded in 2014 and vested on December 1, 2016, together with dividend equivalent RSUs credited in respect thereof. See “Share-Based Awards – Restricted Share Unit Plan for Directors” for more information.

(2)
DSUs vest immediately upon grant; however, they may not be redeemed by a director until retirement or upon death. Directors may elect to receive 100%, 50% or 0% of their annual retainer and other fees as DSUs. Directors may also elect to receive their share-based award in the form of DSUs. Additional DSUs are credited each quarter corresponding to dividends declared on Common Shares. See “Deferred Share Unit Plan (Director DSUs)” for more information.

(3)
The value of the RSUs shown in this column reflects the amount actually paid to directors for RSUs that vested on December 1, 2016, calculated in accordance with the terms of the RSU Plan by multiplying the number of vested units (including fractional units) by the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to the vesting date, being $53.87.

(4)
These columns reflect the number and value of DSUs received in lieu of fees earned in 2016, as elected by non-management directors. The value is equal to the Total Fees Earned column in the Directors' Total Compensation table on page 33. DSUs are granted in lieu of fees on a quarterly basis and the number of DSUs granted at the end of each quarter is calculated by dividing one-quarter of the annual fees elected to be received as DSUs by the average closing price of the Common Shares on the TSX on the last five trading days of the preceding fiscal quarter. In 2016, Mr. Poole elected to receive 100% of his cash retainer as DSUs.

(5)
These columns reflect the number and value of DSUs granted to directors in 2016 as share-based awards. The value shown is the grant date fair value (which is the same as accounting fair value) and is calculated by multiplying the number of DSUs awarded in 2016 by the closing price of the Common Shares on the TSX on March 3, 2016, the day before such share units were granted, being $46.37. Directors can elect to receive their share-based award as RSUs or DSUs, or the cash equivalent. See “Share-Based Awards—Restricted Share Unit Plan for Directors” for more information.

(6)
These columns reflect dividend equivalent additional DSUs credited on outstanding DSUs in 2016, and the value is calculated by multiplying the number of such additional DSUs by the closing price of the Common Shares on the TSX on the day that such DSUs were credited.

(7)	Mr. Arnell was appointed a director effective October 1, 2016 and was not eligible to receive share-based awards in 2016.

(8)	Mr. Floren was President & CEO during 2016 and therefore did not receive any compensation as a director. See “Statement of Executive Compensation” for information on Mr. Floren’s compensation in 2016.

(9)	Mr. Reid retired as a director in April 2016.

(10)	Ms. Sloan retired as a director in April 2016.

(11)	Ms. Warmbold was appointed a director effective February 1, 2016 and was not eligible to receive share-based awards in 2016.

Directors’ Share Ownership Requirements
Since 1998, the Company has had share ownership guidelines for directors to promote shareholder alignment and, in early 2011, these became a requirement. Each non-management director must own Common Shares having a value equal to at least 2 times his or her total retainer, which includes both the cash and equity components of the retainer. In the event a share price change results in a director falling below the minimum shareholding requirement, that director has one year in which to meet the requirement. RSUs and DSUs held by a director are considered when determining whether the individual is meeting the share ownership requirements. All new directors have a reasonable period of time within which to meet their share ownership requirement.
The following table shows, among other things, the number of Common Shares, RSUs and DSUs held by each director as at March 3, 2017 compared to the number of Common Shares, RSUs and DSUs held as at March 4, 2016 and the percentage of the requirement achieved for each director based on their holdings as at March 3, 2017.

Director	Director Since	As At	Common Shares Held(1) (#)	Share Units Held (#)		Total Common Shares and Share Units Held (#)	Total At-Risk Value of Common Shares and Share Units(2) ($)	Value of Common Shares and Share Units Required to Meet Requirement(3) ($)	Percentage of Requirement Achieved (%)	Amount at Risk as a Multiple of Annual Retainer	Meets Requirement
				RSUs	DSUs
Bruce Aitken	Jul-04	Mar 3, 2017	121,289	—	—	121,289	7,715,193	400,000	1,929	85.7	Yes
		Mar 4, 2016	121,289	1,460	—	122,749	4,908,733
		Change	0	-1,460	—	-1,460	+2,806,460
Douglas Arnell(4)	Oct-16	Mar 3, 2017	1,360	—	1,700	3,060	194,647		49	2.2	No
Howard Balloch	Dec-04	Mar 3, 2017	1,700	—	47,235	48,935	3,112,755	400,000	778	34.6	Yes
		Mar 4, 2016	1,700	—	45,751	47,451	1,897,565
		Change	0	—	+1,484	+1,484	+1,215,190
Phillip Cook	May-06	Mar 3, 2017	25,000	5,768	—	30,768	1,957,152	400,000	489	21.7	Yes
		Mar 4, 2016	25,000	3,942	—	28,942	1,157,391
		Change	0	+1,826	—	+1,826	+799,761
John Floren(5)	Jan-13
Thomas Hamilton(6)	May-07	Mar 3, 2017	24,000	11,137	—	35,137	2,235,065	720,000	310	13.8	Yes
		Mar 4, 2016	24,000	10,802	—	34,802	1,391,732
		Change	0	+335	—	+335	+843,333
Robert Kostelnik	Sep-08	Mar 3, 2017	21,000	5,768	—	26,768	1,702,712	400,000	426	18.9	Yes
		Mar 4, 2016	21,000	5,401	—	26,401	1,055,776
		Change	0	+367	—	+367	+646,936
Douglas Mahaffy	May-06	Mar 3, 2017	1,900	—	45,028	46,928	2,985,090	400,000	746	33.2	Yes
		Mar 4, 2016	1,900	—	43,613	45,513	1,820,065
		Change	0	—	+1,415	+1,415	+1,165,025
A. Terence Poole(7)	Feb-94	Mar 3, 2017	37,000	—	60,886	97,886	6,226,528	400,000	1,557	69.2	Yes
		Mar 4, 2016	37,000	—	54,443	91,443	3,656,806
		Change	0	—	+6,443	+6,443	+2,569,722
Janice Rennie	May-06	Mar 3, 2017	3,000	0	12,485	15,485	985,001	400,000	246	10.9	Yes
		Mar 4, 2016	3,000	1,460	12,093	16,553	661,954
		Change	—	-1,460	+392	-1,068	+323,047
Margaret Walker	Apr-15	Mar 3, 2017	3,076	4,074	—	7,150	454,812	400,000	114	5.1	Yes
		Mar 4, 2016	3,076	2,300	—	5,376	214,986
		Change	—	+1,774	0	+1,774	+239,826
Benita Warmbold	Feb-16	Mar 3, 2017	6,000	—	1,700	7,700	489,797	400,000	122	5.4	Yes
		Mar 4, 2016	—	—	—	—	—
		Change	+6,000	—	+1,700	+7,700	+489,797

(1)	This column includes all Common Shares directly or indirectly beneficially owned or over which control or direction is exercised by each director.

(2)
For 2017, this value is calculated using $63.61 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 3, 2017. For 2016, this value is calculated using $39.99 per share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending March 4, 2016.

(3)
Commencing in 2014, the director share ownership requirements state that non-management directors are to hold Common Shares and/or share units equal to at least two times their total retainer, which includes both the cash and equity components of the retainer.

(4)	New directors have a reasonable period of time to meet director share ownership requirements.

(5)
Mr. Floren is President & CEO and therefore does not receive any compensation as a director. See “Share Ownership Requirements” for information regarding Mr. Floren’s holdings and ownership requirements.

(6)	Mr. Hamilton is Chairman of the Board and his share ownership requirement is $720,000 being two times his total retainer of $360,000.

(7)	Mr. Poole resigned as a director in June 2003 and was reappointed in September 2003.

LETTER TO SHAREHOLDERS
Dear Fellow Shareholders,
Compensation Highlights
We are pleased to share with you our approach to executive compensation. In 2016, the Company’s annual “Say on Pay” advisory vote once again received strong support with nearly 99% of the votes in favour of the Company’s disciplined approach.
Our executive compensation program is designed to attract, retain and engage high-quality executive talent. A key principle of our approach is pay-for-performance, which is why approximately 80% of the President & CEO’s target compensation and approximately 70% of the other Named Executive Officers’ (NEOs) target compensation is at risk and linked to the achievement of a combination of corporate (financial) and personal (strategic and operational) performance goals.
2016 Performance Highlights
We are in a highly cyclical, capital-intensive industry, and in 2016 the Company faced a highly challenging and volatile methanol price environment. However, our operational performance was excellent, with record production and sales volumes. Also, the Company managed costs effectively, preserved liquidity and prudently managed cash while maintaining good Responsible Care performance during a period of low methanol pricing, positioning the Company to benefit from a substantial increase in global methanol pricing. In addition, the Company continued to progress various options for growth projects, including increasing production capacity in Chile, which will allow the Company to continue to pursue its growth strategy in the years ahead.
In 2016, the Company’s modified return on capital employed, which is the measure of corporate performance under the short-term incentive plan, was 0.4% compared to a target of 13%. As a result, the corporate performance factor for determining the short-term incentive award for 2016 is 3% versus a target of 100%.
2016 CEO Compensation
In 2016, target total compensation for President & CEO John Floren was $6.0 million, compared to $5.7 million in 2015.

•	Base salary: As a result of challenging business conditions, Mr. Floren’s base salary, along with other NEOs, was frozen.

•
Short-term incentive award: The Board awarded Mr. Floren a short-term incentive award of $447,000 or 47% of target, a decline of 40% compared to 2015 ($751,000 at 79% of target). Mr. Floren’s below-target award reflects the below-target corporate performance factor of 3%. The corporate performance factor accounts for 70% of his potential short-term incentive award.

•
Long-term incentive award: Mr. Floren received a long-term incentive award grant with a target value of $4.2 million, comprised of 50% performance share units and 50% tandem stock appreciation rights. The target value of Mr. Floren’s long-term incentive award was increased in 2016 to more closely align the CEO’s total compensation levels with the Company’s comparator group and to further enhance alignment with long-term shareholder value.

We believe the compensation awarded to Mr. Floren in 2016 appropriately reflects the challenging business conditions the Company faced and is aligned with shareholder interests, given the significant emphasis on long-term incentive compensation. The graph on page 52 illustrates the close link between the Company's cumulative total shareholder return and the total compensation earned by Mr. Floren and the other Named Executive Officers.
Conclusion
The Human Resources Committee and the Board are confident that our executive compensation practices continue to demonstrate a strong link between pay and long-term shareholder value.

Tom Hamilton Chairman of the Board	Janice Rennie Chair, Human Resources Committee

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

All amounts in this section “Executive Compensation Discussion and Analysis” are in Canadian dollars except where otherwise noted.

Objectives and Design of the Executive Compensation Program
We are committed to operational excellence as part of our business strategy and this commitment extends to our search for, and retention of, executive talent. As such, the main objective of our executive compensation program is to attract, retain and engage high-quality, high-performance executives with relevant experience who have the ability to successfully execute our strategy and deliver long-term value to our shareholders.

To achieve this objective, our executive compensation program is based on the following principles:

•
Alignment with shareholder interests. Our performance-based incentive plans align the interests of executives with shareholders and the total compensation earned by the NEOs (as defined below), including the realized and unrealized value of previously granted long-term incentive awards, aligns with cumulative total shareholder return over time.

•
Pay-for-performance. We believe in pay-for-performance. Accordingly, over 80% of the President & CEO’s target compensation and approximately 70% of other NEO's target compensation is at risk and linked to a combination of personal and corporate performance goals, compounded total shareholder return and share price performance.

•
Effective risk management. Compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long-term to increase shareholder value.

•
Pay competitively. Our executive compensation program is designed to be competitive with the 50th percentile of a comparator group of North American-based chemical, mining and oil and gas companies with global operations in order to attract, retain and engage high-quality executive talent.

Executive compensation at the Company includes base salary, short-term incentives, long-term incentives, and indirect compensation, including benefits, perquisites and pensions, as described in more detail in the table below.

Element	Description
Base Salary	Fixed compensation that is intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties.
Short-Term Incentive Plan
Variable compensation that is designed to recognize and reward the achievement of strategic performance goals with an annual cash reward. Amounts are based on an assessment of corporate financial performance ("Modified Return on Capital Employed") and personal performance over the year.

Long-Term Incentive Plan
Variable compensation that is designed to retain talented executives, reward them for their contribution to the long-term success of the Company and align their interests with shareholders. Consists of performance share units ("PSUs") and stock options/stock appreciation rights ("SARs")/tandem stock appreciation rights ("TSARs") that deliver value based on the Company's compounded total shareholder return and share price performance over varying periods of time.

Indirect Compensation
Fixed compensation that is intended to support the health, wellness and financial well-being of executives and their families. Executives are provided a single, fixed amount, taxable perquisite allowance. Executives participate in group benefit and registered defined contribution retirement programs on the same terms as other employees. Canadian-based executives also participate in a defined contribution supplemental retirement plan due to Canadian tax limits.

The Executive Compensation Discussion and Analysis describes our approach to compensation for the Company's President & CEO, Chief Financial Officer and its three other executive officers who had the highest total compensation during 2016 (collectively the "Named Executive Officers" or "NEOs").

Named Executive Officer	Office Held	Principal Occupations and Positions During Last Five Years
John Floren	President & CEO	President & CEO since January 1, 2013; prior thereto Senior Vice President, Global Marketing & Logistics since June 2005.
Ian Cameron	Senior Vice President, Finance & Chief Financial Officer
Senior Vice President, Finance & Chief Financial Officer since January 1, 2003; in addition, acted as the Senior Vice President, Corporate Development & Chief Financial Officer from November 2010 to December 31, 2012.

Vanessa James	Senior Vice President, Global Marketing & Logistics	Senior Vice President, Global Marketing & Logistics since January 1, 2013; prior thereto Vice President, Marketing & Logistics, North America since August 2008.
Mike Herz	Senior Vice President, Corporate Development	Senior Vice President, Corporate Development since January 1, 2013; prior thereto Vice President, Marketing and Logistics, Asia Pacific since August 2008.
Wendy Bach	Senior Vice President, Corporate Resources
Senior Vice President, Corporate Resources since January 1, 2014; in addition acted as the Senior Vice President, Corporate Resources & General Counsel from January 1, 2014 to February 29, 2016; prior thereto Vice President, Human Resources from July 2, 2012 to December 31, 2013 and Director, Human Resources since June 2010.

Compensation Policies and Practices Risk Review
The mandate of the Human Resources Committee requires an annual review of the Company’s compensation policies and practices to confirm they align with the Company’s risk management principles and do not encourage inappropriate or excessive risk-taking nor are they reasonably likely to have a material adverse effect on the Company. The Company’s compensation policies and practices are designed with features that mitigate risk without diminishing the incentive nature of the compensation. We believe our compensation policies and practices encourage and reward prudent business judgment and appropriate risk-taking over the long-term to increase shareholder value. The Human Resources Committee and the Board have concluded that any risks arising from our employee compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. In its deliberations, the Human Resources Committee considered, among other things, the following key features of such policies and practices:
Program Structure
Our short-term incentive and PSU awards have maximum limits, based on pre-defined plan provisions and the calculation formula;

•	There is a proportionately greater award opportunity derived from the long-term incentive plan compared to the short-term incentive plan, creating a greater focus on sustained performance over time;

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The application of a Modified ROCE (as defined below) metric that aligns employees with the balanced objectives of increasing revenues, reducing costs and managing net assets is a significant component of the short-term incentive award;

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We use two distinct long-term incentive vehicles - PSUs and stock options/SARs/TSARs - that vest over a number of years, thereby providing strong incentives for sustained operational and financial performance; and

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Our long-term incentive plan awards are made annually and have overlapping vesting and performance periods, such that at any one time multiple potential awards are affected by current year performance, thereby encouraging and rewarding sustained high levels of performance and maintaining executives' exposure to the risks of their decisions in the long-term.

Share Ownership Requirements
We believe in the importance of our management team owning Common Shares to more fully align management with shareholder interests and we have significant share ownership requirements for all executive officers and share ownership guidelines for all management employees eligible to receive long-term incentives, which are monitored annually by the Human Resources Committee.

Committee Discretion

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The Human Resources Committee and Board have discretion to adjust payouts under both the short-term incentive plan and the long-term incentive plan to reflect the core operating performance of the business; and

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The incorporation of a personal performance rating, ranging from 0% to 200%, as a factor in the short-term incentive calculation enables the Human Resources Committee to direct a zero payout to any executive in any year if the individual executive is deemed to have sufficiently poor performance or is found to have engaged in activities that pose a financial, operational or other undue risk to the Company.

Recoupment Policy

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Under the Company’s Recoupment Policy which applies to all employees, officers and directors, if the Board determines that, as a result of any gross negligence, fraud or other illegal behaviour: (1) the Company has had to restate its financial results; or (2) it later becomes clear that metrics used and which formed the basis of any employee incentive compensation were not in fact achieved, then the Board, in its sole discretion, can take such action as it deems to be in the best interests of the Company and necessary to remedy the misconduct and prevent its recurrence. Among other actions that it may take, the Board may, to the fullest extent permitted by law, seek to recover or require reimbursement of incentive performance and equity awards under any plan providing for incentive compensation, equity compensation or performance-based compensation. Recovery or reimbursement may include recoupment of money or shares, immediate forfeiture of unvested awards and cancellation of outstanding vested awards and may also apply to profits that may have been realized from the sale of securities.

Hedging Policy

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The Company’s Confidential Information and Trading in Securities Policy provides guidelines to employees with respect to the treatment of confidential information and advises insiders of the Company when it is permissible to trade securities of the Company. This policy also prohibits insiders, which include all of the Company’s executive officers and directors, from purchasing financial instruments designed to hedge or offset a decrease in the market value of the Common Shares or equity based incentive awards that they hold. Furthermore, insiders are prohibited from engaging in short selling of the Company’s securities, trading in put or call options on the Company’s securities or entering into equity monetization arrangements related to the Company’s securities.

Succession Planning and Leadership Development
Developing talent is a strategic priority for the organization. In order to support our business strategy, we need a strong bench of internal candidates for every key leadership position. We have a robust succession and talent management program designed to build and preserve organizational capability and to minimize succession risk by proactively identifying, assessing and developing leadership talent at all leadership levels, including the executive level, within the organization. The executive team discusses organizational talent on a regular basis and also conducts an in-depth talent review session each year where members of the global management team and other key talent from all levels in the organization are discussed and assessed. Development plans are put in place and tracked for all key talent and succession candidates from year-to-year.
We offer an integrated suite of customized global leadership development programs for all levels of leaders in the organization. The objectives of these various programs include developing leadership and management skills, commercial and business acumen, global business knowledge and cultural fluency. These programs range in length from customized two-day workshops for our frontline leaders to cohort style programs for senior leaders delivered over an eight-month period. In addition to formal leadership development programs, we offer coaching and mentoring opportunities to key talent to further accelerate their growth and development. We also support meaningful and varied on-the-job experiences and assignments to optimize both business performance and individual development. Every year, the Human Resources Committee reviews the progress made in developing current and future leaders through the succession and talent management program and leadership development programs, with particular focus on the executive officers and potential successors to executive officer roles. Management also conducts a talent management session with the Board annually to review the development plans of all potential succession candidates for executive roles. The Human Resources Committee and the Board are satisfied that well-qualified internal candidates exist or are being developed for all executive positions, including the President & CEO position.

Process for Determining Executive Compensation

The Human Resources Committee is responsible for compensation matters with respect to executive officers, including the NEOs. The Human Resources Committee, as of the date of this Information Circular, consists of four members (Ms. Rennie, Mr. Cook, Mr. Mahaffy, and Ms. Walker), all of whom are independent directors. None of the members of the Human Resources Committee is, or was during the most recently completed financial year, an officer or employee of the Company or any of its subsidiaries; was formerly an officer of the Company or any of its subsidiaries; has any indebtedness to the Company or any of its subsidiaries; or has any material interest, or any associates or affiliates that have a material interest, direct or indirect, in any actual or proposed transaction since the beginning of the Company’s most recently completed financial year that has materially affected or would materially affect the Company or any of its subsidiaries.
Two of the four members of the Human Resources Committee have direct experience with executive compensation through their previous executive positions and/or their service on human resources/compensation committees at other organizations. In their executive positions, members participated in compensation, benefits and related decisions; implemented or evaluated the design of the company’s executive compensation programs; and gained experience in other areas of human resources, such as talent management, succession planning, performance management and performance-based compensation. The Human Resources Committee receives an annual update from Meridian Compensation Partners ("Meridian") on recent trends, regulatory changes and key issues regarding executive compensation and compensation governance and how they relate to the Company.
Committee Members

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Ms. Rennie, the Chair of the Human Resources Committee, was Senior Vice President, Human Resources & Organizational Effectiveness at EPCOR between 2004 and 2005. Ms. Rennie was a member and Chair of the Compensation Committee at Teck Resources from 2008 to 2015. She has been a member of the People and Compensation Committee at WestJet since 2011, a member of the Compensation Committee of West Fraser Timber since 2012, and was a member of the Corporate Governance, Compensation and Nominating Committee at Capital Power between 2009 and 2012.

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Mr. Cook held a number of executive management positions during his 37 years at Dow Chemical. From 2003 to 2006 he managed a portfolio that included about one-third of Dow's businesses with over 10,000 employees on six continents. He was involved at an executive level with various human resources issues for these businesses, including compensation, workforce planning, employee development and talent management.

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Mr. Mahaffy was the Chief Executive Officer of McLean Budden between 1989 and 2008. Mr. Mahaffy has been a member of the Human Resources and Compensation Committee of the Canada Pension Plan Investment Board since 2009, was a member of the Human Resources Committee at Stelco between 1994 and 2006 and chaired that committee between 1997 and 2001.

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Ms. Walker was the Vice President, Engineering & Technology for Dow Chemical between 2004 and 2010. Prior to that role, Ms. Walker held other senior positions with Dow Chemical and served on various management committees related to human resources programs.

As part of its mandate, the Human Resources Committee annually reviews and recommends to the Board for approval the remuneration of the Company’s executive officers. The Human Resources Committee periodically reviews the levels of compensation for executive officers and obtains advice from independent consultants in that regard. A thorough competitive assessment was conducted by Willis Towers Watson in May 2015, with the previous assessment in June 2013. The competitive assessment was based on our comparator group companies (see next page). The Human Resources Committee relied on information provided in that report to inform their decisions related to 2016 compensation for the NEOs.
The Human Resources Committee also obtains the advice and recommendations of the CEO with respect to compensation matters pertaining to the Company’s other executive officers. Willis Towers Watson and Meridian, from time to time, are retained to advise the Human Resources Committee on specific executive compensation matters raised by the Committee. However, the Human Resources Committee is ultimately responsible for its decisions and may employ factors and considerations other than the information and advice provided by compensation advisors. Both the Human Resources Committee and the Board have the ability to exercise discretion in awarding compensation.

Total compensation for executive officers includes base salary, short-term incentives, long-term incentives, perquisites and benefits. Total compensation is established to be competitive with the 50th percentile of the aggregate total compensation of organizations in a comparator group of companies. Base salaries only for executives located outside of North America may be adjusted based on local base salary data. The Human Resources Committee reviews the comparator group used to establish total compensation for executive officers. Given that the Company has no publicly traded peers in the methanol industry only, with input from Meridian in 2013, the Human Resources Committee selected a larger comparator group of 23 companies (compared with the previous group of 12 used since 2007) comprised of North American-based companies in the chemicals, mining and oil and gas industries with global operations, and, where possible, that operate in a commodity-based or cyclical business. Four companies (Axiall Corp., Cytec Industries, Rockwood Holdings and Talisman Energy) have been removed due to acquisition and subsequent delisting from their respective stock exchanges. Our current comparator group includes the following 19 companies of similar size, complexity and industry:

Agrium* Albemarle Corp. Ashland Inc. Baytex Energy Corp.* Cabot Corp. Celanese Corp. Centerra Gold* * denotes Canadian companies	Chemtura Corp. FMC Corp. Goldcorp Inc.* IAMGOLD Corp.* International Flavors & Fragrances Inc. Koppers Holdings Inc. Olin Corp.	PolyOne Corp. Potash Corp. of Saskatchewan* Sherritt International Corp.* The Valspar Corp. Westlake Chemical Corp.
Compensation Consultants
The Chair of the Human Resources Committee approves the scope of all executive compensation work by independent consultants. The Human Resources Committee also has the responsibility under its mandate to consider independence factors before selecting such advisors.
The Human Resources Committee has retained Willis Towers Watson (formerly Towers Watson and Towers Perrin) as independent advisors. Willis Towers Watson’s mandate for executive compensation in 2016 included three items:

1.	Recommendations related to the compensation mix and compensation levels for the CEO and other executive officers;

2.	A review of the Company's long-term incentive plan design provisions; and

3.	General executive compensation assistance.
Other services that Willis Towers Watson provides to the management of the Company include ongoing consulting and third-party administration services for executive supplemental retirement plans and employee pension plans and occasional non-executive compensation data and assistance. The Human Resources Committee and the Board are aware of, but do not pre-approve, these non-executive services requested by management. Willis Towers Watson’s written mandate to the Human Resources Committee outlines Willis Towers Watson’s role and terms of reference as the independent consultant to the Human Resources Committee. This includes confirmation that Willis Towers Watson has well-established safeguards to maintain the independence of its executive compensation consultants, which include compensation protocols, internal reporting relationships and formal policies to prevent any potential conflict of interest.
During 2016, the Human Resources Committee also retained Meridian to conduct a simulation to determine whether the Company would likely meet proxy advisor pay-for-performance threshold tests and to provide advice regarding an increase in the Company's share reserve for stock options/TSARs. Meridian provided an update to the Human Resources Committee at its July 2016 meeting on recent trends related to executive compensation in North America, particularly with regard to compensation governance oversight, issues and processes. In addition, Meridian reviewed the Company's executive compensation practices from a governance perspective. Meridian provides consulting services only to the Human Resources Committee and only with respect to executive compensation, with approximate fees to the Company during 2016 of $26,600 and during 2015 of $13,400. Total fees paid to Willis Towers Watson over the past two years are listed in the table below.

			All Other Fees
	Executive Compensation Related Fees ($)		Consulting and Third Party Administration Services Fees for Employee Pension Plans ($)	Consulting and Third-Party Administration Services Fees for Executive Supplemental Retirement Plans ($)	Non-Executive Compensation Related Fees ($)	Total All Other Fees ($)	Total Fees ($)
2016	67,417		105,052	45,973	-	151,025	245,045
2015	135,405	(1)	186,088	51,090	-	237,178	372,583

(1)	The Executive Compensation-Related Fees for 2015 include $23,285 related to fees for the review of director compensation.

Elements of Executive Compensation

All amounts in this section “Elements of Executive Compensation” are in Canadian dollars except where otherwise noted.
The 2016 target executive compensation mix is illustrated in the table below.

		At Risk Payouts
	Base Salary	Short-Term Incentive Award	Stock Options/SARs/TSARs	PSUs	Total Compensation "At Risk"
CEO	17%	17%	33%	33%	83%
All Other NEOs	30%	20%	25%	25%	70%
All of the elements of executive compensation are summarized in the following table and described in more detail below.

Total Direct Compensation				Indirect Compensation
Base Salary	Short-Term Incentive Award	Long-Term Incentives	+	Benefits	Retirement Plans
Pay for role and capability	Pay for achievement of annual strategic performance goals	Pay for future performance and retention		Investment in employee health and well-being as well as perquisites	Investment in financial security after retirement
	“At-Risk” Awards	“At-Risk” Payouts
Base Salary
Base salaries are intended to compensate executives competitively for leadership, specific skills, knowledge and experience required to perform their duties. Base salaries for executive officers are established within a salary range, the midpoint of which is targeted to be at the 50th percentile of the comparator group of companies. Base salaries for executives located outside of North America may be adjusted based on local base salary data. Initial placement within the salary range is based on qualifications and experience and salaries are reviewed annually. The initial placement and annual base salary review for the CEO is conducted by the Human Resources Committee. The Human Resources Committee may retain an external consultant to assist with this process. The CEO recommends to the Human Resources Committee for its approval the initial placement and annual salary reviews for all other executive officers, including the other NEOs. Over time, base salary can approach and may exceed the midpoint of the salary range based on an executive’s experience, long term performance and the scope of the executive’s role.

Short-Term Incentive Plan
The Company’s short-term incentive plan is designed to recognize and reward the achievement of strategic performance goals by executive officers with an annual cash award. The Board has determined that the short-term incentive award should be based on two components – corporate performance and personal performance – and that each component should be quantified and weighted for calculation purposes. The purpose of the corporate performance component is to align the interests of executive officers with an overall corporate performance measure to focus their efforts on achieving annual strategic corporate targets. The purpose of the personal performance component is to recognize each executive officer’s personal contribution to certain annual strategic and operational business activities and initiatives.
For 2016, the target award was 100% of annual base salary for the CEO and 65% of annual base salary for the other four NEOs. In order to reflect competitive market data, the target award for the other NEOs was increased from 60% in 2015. Similarly, in 2017, in order to reflect competitive market data, the SVP, Finance & CFO target award will increase from 65% to 70% of annual base salary. The target award percentage for all NEOs is determined by the Board each year. The corporate performance component is 70% of the potential overall award and the personal component represents 30% of the potential overall award. Short-term incentive awards can range from 0% to 200% of the target award based on a combination of personal performance and corporate performance.
a) Corporate Performance Component
The corporate performance component is 70% of the potential overall award for all NEOs. For 2016, as in past years, the Board determined that the corporate performance component should be based on profitability, as measured by the Company’s return on capital employed, modified to eliminate the distortion of accounting depreciation on new and depreciated assets (“Modified ROCE”).
The short-term incentive plan provides for the following payout levels based on corporate performance results:

Corporate Performance Level	Corporate Factor Payout Level
Minimum performance is not achieved	0%
Minimum performance is achieved or exceeded, but target performance is not achieved	Less than 100%
Target performance is achieved or exceeded, but maximum performance is not achieved	Equal to or greater than 100%, but less than 200%
Maximum performance is achieved or exceeded	200%
The factor by which the incentive compensation award is calculated is pro-rated between the minimum, target and maximum award depending on actual performance under each of the components.

Modified ROCE
The Board has reviewed a number of measures of profitability and has determined that Modified ROCE is a good measure to be used for evaluating corporate performance. Investing in large capital assets designed to run for long periods of time is a core element of our long-term business strategy. As a measure of the quality of returns to shareholders, Modified ROCE has a level of simplicity that allows for ease of understanding by employees. The Board reviews the use of Modified ROCE each year, and in 2016 established 13% Modified ROCE as the performance target, with break-even net income as the performance minimum and 19% as the performance maximum. Refer to the “Financial Highlights” section of our 2016 Annual Report for a more detailed definition of Modified ROCE. The Company’s actual Modified ROCE in 2016 was 0.4%, resulting in a payout level of 3%, which means corporate performance was just above the minimum level.

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The Company uses an enduring standard for setting the Modified ROCE target based on achieving a long-term return above the Company’s weighted average cost of capital (“WACC”), thus ensuring that a target payout is achieved only when returns exceed the WACC. We believe that this is aligned with long-term shareholder value creation and reflects our shareholders’ long-term performance expectations.

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The enduring standard we set for Modified ROCE does not take into account anticipated annual changes in commodity price or broader economic factors, which results in greater variability of payouts. We do not decrease our targets when Modified ROCE is expected to be lower in a given year, nor do we raise them when Modified ROCE is expected to be higher in a given year. We believe that our performance standards and payout levels should align with an appropriate level of return for shareholders, regardless of the shorter term economic conditions. This means that payouts will be low when our return is low, even if management has outperformed budget expectations. We think this aligns the interests of our management with the interests of our shareholders.

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The Board reviews the threshold, target and maximum ROCE targets each year to ensure that they remain appropriate, primarily in light of our WACC, historical Modified ROCE results and the ROCE of our peer companies.

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The Modified ROCE target is set independently of our annual budgeting process, which allows the budget to focus on expected results in the particular conditions, while incentives focus on long-term shareholder value creation.

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The Board understands we are in a cyclical business and that our shareholders take a longer term view of their share ownership. The use of an enduring standard ensures that our management similarly takes a long-term view; they understand that payouts will be low when commodity prices are low, but that if they remain with the Company over the long-term, their annual incentives will likely average out to an appropriate level.

Over the last ten years, we have paid out below target four times, at target once, and above target five times, with Modified ROCE and payouts as follows:

Year	Modified ROCE	Corporate Factor Payout Level(1)
2007	25%	167%
2008	14%	132%
2009	1%	56%
2010	8%	47%
2011	14%	149%
2012	12%	100%
2013	23%	200%
2014	16%	154%
2015	6%	48%
2016	0.4%	3%

(1)
Up to and including 2011, the corporate performance component accounted for 60% of the potential overall award (40% based on Modified ROCE performance and 20% based on other strategic financial or operational measures). From 2012-2013, Modified ROCE performance was the only corporate performance measure. Since 2014, the corporate performance component accounted for 70% of the potential overall award and Modified ROCE performance is the only corporate performance measure for all NEOs.

b) Personal Performance Component
The personal performance component is 30% of the potential overall award for all NEOs. All of our employees, including each of our executive officers, set yearly personal performance goals that are aligned with the Company’s overall strategic goals. The personal performance goals are designed to be challenging yet attainable. The annual personal performance goals of the CEO are approved by the Board and the CEO approves the annual personal performance goals for the Company’s executive officers, including the other NEOs.
The Human Resources Committee assigns the CEO’s personal performance rating, which is subsequently reviewed and approved by the Board. With respect to all other NEOs, the CEO assigns their personal performance ratings and such ratings are reviewed by the Human Resources Committee and approved by the Board. The personal performance component of the short-term incentive award is based on a number of measures for each executive, as summarized below.

John Floren, President & CEO
Under Mr. Floren’s leadership during 2016, the Company achieved record sales of 9.5 million tonnes, with record production volume and significant improvement in plant reliability. In 2016, the Company also delivered seven new vessels capable of running on methanol, realized a significant reduction in operating costs, and continued to progress opportunities for growth through an economic downturn.
Based on the corporate and personal performance achieved in 2016, the Board awarded the CEO a short-term incentive award. The Human Resources Committee and Board considered his overall personal performance for 2016, which exceeded expectations, and assigned him a personal performance rating of 150%, which was approved at the March 3, 2017 Board meeting. The calculation of the short-term incentive award for the CEO is detailed in the table below.

Named Executive Officer	Corporate Performance Assessment (a)	Corporate Performance Weighting (b)	Personal Performance Assessment (c)	Personal Performance Weighting (d)	Overall Performance Result (a×b) + (c×d)	Short-Term Incentive Award Calculation(1) ($)
John Floren	3%	70%	150%	30%	47%	951,000 x 100% x 47% = $447,000

(1)	The short-term incentive award calculation is (salary at December 31, 2016) × (short-term incentive target percentage) × (overall performance result), rounded to the nearest thousand dollars.

Ian Cameron, Senior Vice President, Finance & Chief Financial Officer
Mr. Cameron is responsible for the global finance function, as well as oversight of our operations in Trinidad. Key achievements for Mr. Cameron and his team in 2016 included excellent production results supported by improved gas availability and a very well executed turnaround in our Trinidad operations coupled with strong Responsible Care performance. In addition, the Company managed costs effectively while preserving liquidity and prudently managing cash through a period of low methanol pricing, allowing the Company to continue to pursue its growth strategy in the years ahead.
Vanessa James, Senior Vice President, Global Marketing & Logistics
Ms. James is responsible for global marketing and logistics activities, as well as oversight of our operations in New Zealand. Together with her team, Ms. James continued to enhance our market leadership position through creation of sales growth opportunities, resulting in a 12% increase in sales volumes to record levels, and understanding of market dynamics in a challenging environment. Accomplishments include the delivery of seven new vessels capable of running on methanol and significant enhancement of our brand in China, together with excellent production and reliability in New Zealand.
Mike Herz, Senior Vice President, Corporate Development
Mr. Herz is responsible for all corporate development and new project activities, as well as oversight of our operations in Egypt. He and his team worked diligently in 2016 to progress various options for growth projects, including increasing production capacity in Chile, as well as identifying potential growth opportunities elsewhere in the world such as a potential second Medicine Hat plant and a possible third plant in Geismar. His team also led an update of the Company's corporate strategy. In addition, Mr. Herz's team worked with key stakeholders to significantly improve gas availability to the Egypt facility.
Wendy Bach, Senior Vice President, Corporate Resources
Ms. Bach is responsible for the Legal, Global Stakeholder Relations, Human Resources and Information Technology functions at the Company. She and her team increased the awareness of methanol as a fuel using the launch of the seven new vessels capable of running on methanol as a catalyst. Significant progress was also made in executing a new global IT strategic plan and enhancing the Company's management succession planning process. In addition, Ms. Bach's team successfully negotiated an agreement with Petrobras Energía S.A. ("Petrobras") to settle a legal dispute in relation to Petrobras' natural gas delivery obligations to our Chile operations pursuant to a long-term natural gas supply agreement.
Based on the corporate and personal performance achieved in 2016, the Board awarded each NEO a short-term incentive award. The personal performance results for each of the NEOs exceeded expectations and the CEO assigned performance ratings for each of them in early 2017 that were subsequently reviewed by the Human Resources Committee and approved at the March 3, 2017 Board meeting. The same formula as shown earlier for the CEO is used to calculate incentives for the remaining NEOs, with the exception that the target award is 100% for the CEO and 65% for the remaining NEOs.

Long-Term Incentive Plan
The Company’s long-term incentive plan is designed to retain talented executives, reward them for their contribution to the long-term successful performance of the Company and align their interests with those of long-term shareholders. All executive officers receive 50% of the value of their long-term incentive awards in stock options/SARs/TSARs and 50% in PSUs. In addition, each executive officer who is a Canadian tax resident may elect annually to receive 100%, 50% or 0% of his or her short-term incentive award as deferred share units (DSUs).
The long-term incentive plan was modified in 2010 to replace most stock options with either non-dilutive stand-alone SARs or TSARs. Shareholders approved this amendment to the Stock Option Plan at the 2010 annual general meeting. Due to a potential adverse personal tax impact for employees in some jurisdictions, employees in Belgium and Trinidad continue to receive stock options and employees in Canada receive TSARs. Employees in all other jurisdictions receive stand-alone SARs.

The Company operates within a cyclical industry and there are no publicly traded peer companies that operate in the methanol industry only. The Board is focused on ensuring a strong linkage between pay and actual company performance. It has determined that grants of stock options/SARs/TSARs and PSUs for NEOs will be unaffected by relative performance to a peer group of companies which are not subject to methanol commodity price fluctuations because such a metric would tend to impact executive compensation based primarily on increases or decreases in methanol price when compared to non-methanol peers.
The annual grant of stock options/SARs/TSARs and PSUs is established at the February/March Board meeting and the grant date is the date of that Board meeting. The number of stock options/SARs/TSARs and PSUs granted to each eligible employee in any year is related to responsibility level and may be adjusted to retain key talent and for employees with longer-term potential for upward mobility. All management of the Company who are eligible for annual long-term incentive awards are subject to share ownership requirements or guidelines.
For 2016, the target award for the CEO was 375% of base salary (changed from 300% of the salary range midpoint in 2015) and 160% of base salary for all other NEOs. The target award percentage for all NEOs is determined by the Board each year. For 2016, the Board determined that a higher award for NEOs, excluding the CEO, was appropriate to align the Company's compensation more closely with competitive market data for that year. In order to reflect competitive market data, the target award for the SVP, Finance & CFO will increase from 160% to 175% of base salary.
The 2016 long-term incentive plan has three components: stock options/SARs/TSARs, PSUs and DSUs.
a) Stock Option/SARs/TSARs Plans
Under the stock option/SARs/TSARs plans, executive officers are eligible for grants of Company stock options/SARs/TSARs. Stock options/SARs/TSARs are granted by the Board on the recommendation of the Human Resources Committee. The grant price is set equal to the closing price of the Common Shares on the TSX on the day before the date of the grant and converted to US dollars using the Bank of Canada daily noon rate on the day that the closing price is established. Stock options/SARs/TSARs expire seven years after their date of grant. The plans expressly prohibit the re-pricing of stock options or the exchange of underwater stock options for cash or other awards.
As mentioned above, all executive officers have received 50% of the value of their long-term incentive awards in stock options/SARs/TSARs and 50% in PSUs. In 2016, Mr. Floren received 196,000 TSARs, Mr. Cameron received 57,000 TSARS, while the other NEOs individually received either 44,000 TSARs or stand-alone SARs. The table below shows the number of stock options/SARs/TSARs granted in 2016 and 2015 and their ratio to outstanding shares as at December 31, 2016 and 2015, respectively.

	Stock Options/SARs/TSARs Granted in 2016 (#)	Number of Stock Options/SARs/TSARs Granted in 2016 as a Percentage of Outstanding Common Shares at Dec. 31, 2016(1) (%)	Stock Options/SARs/TSARs Granted in 2015 (#)	Number of Stock Options/SARs/TSARs Granted in 2015 as a Percentage of Outstanding Common Shares at Dec. 31, 2015(2) (%)
CEO	196,000	0.218	120,000	0.134
NEOs (4 individuals, excluding CEO)	189,000	0.210	132,000	0.147
All other managers (approximately 142 individuals)	640,600	0.713	504,795	0.563
Total	1,025,600	1.142	756,795	0.844

(1)	The Company had 89,824,338 Common Shares outstanding as at December 31, 2016.

(2)	The Company had 89,671,198 Common Shares outstanding as at December 31, 2015.

b) Performance Share Unit Plan
PSUs are notional shares credited to a “PSU Account.” Additional PSUs corresponding to dividends declared on the Common Shares are also credited to the PSU Account. PSUs granted in any year will normally vest on December 31 in the 24th month following the end of the year in which the award was made. For example, PSUs awarded in March 2016 will vest on December 31, 2018, and at the time of vesting, a minimum of 25% to a maximum of 150% of total PSUs granted will vest depending on the Company’s performance against predetermined criteria. All of the executive officers and other key management personnel are eligible to participate in the PSU Plan.
For PSUs, we currently use one performance measure, absolute Total Shareholder Return Compound Annual Growth Rate ("TSR CAGR") which aligns with shareholder expectations and maintains a strong line of sight for employees. While a majority of our comparator group do include a relative metric that can help moderate the influence of the commodity price, the challenge for the Company is that it does not have a peer group of companies whose share prices are similarly closely correlated with the price of methanol.
Methanol prices move in cycles and impact the share price on a basis that may not be related to the operational performance of the Company. The Company has no peer companies that have the same exposure to the price of methanol that it does. Measuring total shareholder return relative to companies that do not have this commodity price exposure would not achieve the desired result of rewarding industry out-performance, rather it would reward management for increases in commodity price and penalize them for decreases in commodity price, without regard for operational performance. Accordingly, the Company has determined that a relative total shareholder return metric is not an effective metric for its PSUs.
For PSUs granted in 2016, the performance criterion is TSR CAGR over the period from January 1, 2016 to December 31, 2018 (the “Measurement Period”). TSR CAGR is calculated as the change (if any) in value of an initial hypothetical investment of USD $100 in shares expressed as a percentage and determined on an annual and compounded basis over the Measurement Period, with dividends assumed to be reinvested.
The following table shows the TSR CAGR performance levels used to determine the number of PSUs that will actually vest based on the degree to which the TSR CAGR was achieved during the applicable Measurement Period. The performance measures and % of PSUs vesting prior to 2014 were 6% (50% vest); 8% (100% vest) and 12% (120% vest), respectively

Performance Measure TSR CAGR	Vesting Scale Percentage of PSUs Vesting
Equal to or less than 8%	25%
12%	100%
Equal to or greater than 16%	150%
The factor by which the vested PSUs are calculated is pro-rated between the minimum, target and maximum TSR CAGR depending on actual performance. The Company operates within a cyclical industry. PSUs are designed to both focus management efforts on performance while retaining employees in down cycles.
The following table shows the actual vesting levels of PSUs that have vested since the PSU Plan was implemented.

PSU Grant Date (Feb/March)	PSU Vesting Date (December 31)	Actual Percentage of PSUs Vested
2006	2008	50%
2007	2009	50%
2008	2010	50%
2009	2011	120%
2010	2012	120%
2011	2013	120%
2012	2014	120%
2013	2015	120%
2014	2016	25%

In 2016, Mr. Floren received 45,000 PSUs, Mr. Cameron received 13,000 PSUs and the other NEOs each received 10,000 PSUs as part of their 2016 long-term incentive awards.

In general, following the vesting of the PSUs, an employee receives an amount of cash equal to one-half of the value of their vested PSUs (less withholding tax) and a number of Common Shares equal to one-half of the number of vested PSUs. These Common Shares are purchased on behalf of employees in the open market. Half of the outstanding PSUs held by an employee are considered when determining whether the individual is meeting share ownership requirements. PSUs do not entitle participants to any voting or other shareholder rights.
c) Deferred Share Unit Plan
Under the DSU Plan, each executive officer who is a Canadian tax resident may elect annually to receive 100%, 50% or 0% of his or her short-term incentive award as DSUs. Such election must be made by the officer in mid-December of the fiscal year to which the award relates. The actual number of DSUs granted to an executive officer with respect to an executive officer’s short-term incentive award is calculated in March of the following calendar year by dividing the dollar amount elected to the DSU Plan by the average daily closing price of the Common Shares on the TSX on the last 90 days of the prior calendar year.
A DSU account is credited with notional grants of DSUs received by each DSU Plan member. Additional DSUs are credited to DSU Plan members corresponding to dividends declared on the Common Shares. DSUs do not entitle a DSU Plan member to any voting or other shareholder rights. DSUs count towards the achievement of share ownership requirements.
DSUs held by executive officers are redeemable only after the date on which the executive officer’s employment with the Company ceases or upon death (“Termination Date”) and a lump-sum cash payment, net of any withholdings, is made after the executive officer chooses a valuation date. For DSUs granted after January 1, 2008, executive officers may choose a valuation date falling between the Termination Date and December 1st of the first calendar year beginning after the Termination Date, but the executive officer cannot choose a retroactive date. For DSUs granted prior to January 1, 2008, the valuation date chosen may fall on any date within a period beginning one year before the Termination Date and ending on December 1st of the first calendar year beginning after the Termination Date. The lump-sum amount is calculated by multiplying the number of DSUs held in the account by the closing price of the Common Shares on the TSX on the valuation date.
Benefits and Perquisites
Benefits and perquisites for executive officers include participation in retirement plans, as well as benefits such as extended health and dental care, life insurance and disability benefits that are extended to all employees. Executive officers may also participate in the Company’s Employee Share Purchase Plan, in which all employees are eligible to participate. The Employee Share Purchase Plan allows all employees to regularly contribute up to 15% of their base salary into an account to purchase Common Shares. The Company contributes into the account an amount of cash equal to one-half of the employee’s cash contribution to a maximum of 5% of base salary. The combined funds in the account are, on a semi-monthly basis, used to purchase Common Shares in the open market.
The Company also provides a single, fixed amount, taxable perquisite allowance for executives for financial planning, automobile, social club, health, fitness and household security in lieu of individual allowances for each perquisite.
Total Compensation Expense
The total compensation expense as disclosed in the Summary Compensation Table attributable to the NEOs was less than 1% of the Company’s revenue in 2016.
Total Shareholder Return Comparison
The following graph compares the total cumulative shareholder return for $100 invested in Common Shares on December 31, 2011 with the cumulative total return of the S&P/TSX Composite Index, for the five most recently completed financial years. All amounts in the following graph and table are in Canadian dollars.

Cumulative Value of $100 Investment (Dividends Reinvested)
$400
$350
$300
$250
$200
$150
$100
$50
$0
S&P/TSX Composite - Total Return
Methanex - TSX - Total Return
Dec. 31, 2011
Dec. 31, 2012
Dec. 31, 2013
Dec. 31, 2014
Dec. 31, 2015
Dec. 31, 2016

	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2016
Methanex Total Return(1)	$139	$281	$242	$213	$283
S&P/TSX Composite Index Total Return	$107	$121	$134	$123	$149

(1)
For Total Return calculations, the graph reflects the total cumulative total shareholder return for $100 invested on December 31, 2011 and dividends declared on Common Shares are assumed to be reinvested at the closing price on the dividend payment date.

Trend in Total Shareholder Return Compared to Trend in Executive Compensation
Aggregate NEO total compensation over the last five years is shown in the table below. NEO total compensation in 2016 (as disclosed in the Summary Compensation Table) is 4% less than it was in 2012. Aggregate NEO total compensation increased by 1% from 2012 to 2013, increased by approximately 2% from 2013 to 2014, decreased by 11% from 2014 to 2015 and increased by 6% from 2015 to 2016.

	2012	2013	2014	2015	2016
NEO Total Compensation (millions)	$13.7	$13.8	$14.1	$12.5	$13.2
However, a comparison of NEO total compensation to the total cumulative shareholder return over a period of time does not accurately illustrate the linkages between NEO total compensation and total shareholder return. A more useful comparison is based on total compensation earned by the NEOs, including the impact of the change in value of previously granted stock options/SARs/TSARs and PSUs. The value of outstanding stock options/SARs/TSARs and PSUs varies based on the share price at the time of valuation.

The following graph illustrates the annual change in cumulative total shareholder return on a $100 investment in the Company’s Common Shares compared with the Aggregate Annual NEO Compensation (defined in footnote (1) below) of NEOs in each year of the five-year period ending on December 31, 2016 and demonstrates the close link between the two.

(1) Aggregate Annual NEO Compensation for each year is calculated by adding the realized compensation for all NEOs in such year and the total change in NEO unrealized compensation year over year.

Realized compensation is calculated by adding base salary, plus annual incentive earned in that year (and paid in the following year) as reported in the Summary Compensation Table plus the realized value for exercised stock options/SARs/TSARs and settled PSUs in that year.

The total change in unrealized compensation is the difference between the value of all outstanding stock options/SARs/TSARs and PSUs at December 31st of the current year and the value of all outstanding stock options/SARs/TSARs and PSUs at December 31 of the previous year. This also includes the difference between the actual proceeds the NEO received from exercised stock options/SARs/TSARs and/or settled PSUs in the current year and the value of those stock options/SARs/TSARs and PSUs at December 31st of the previous year.

Aggregate Annual NEO Compensation does not include changes in the value of Common Shares held.  All executive officers are subject to share ownership requirements.  See “Share Ownership Requirements” for more information.

(2) Annual Change in Cumulative TSR reflects the annual change in total cumulative shareholder return for $100 invested in Common Shares over the five-year period beginning on December 31, 2011 as set out in the table under the heading “Total Shareholder Return Comparison” on page 50.
For the purposes of this graph, the values for outstanding stock options/SARs/TSARs and PSUs are calculated using the Canadian dollar closing price of the Common Shares on the TSX on December 31st for each of the years included in this graph. The value of all outstanding stock options/SARs/TSARs at December 31st is calculated using the difference between the closing price of the Common Shares on the TSX on that date and the exercise price and number of outstanding stock options/SARs/TSARs on that date for each grant. The value of all outstanding PSUs at December 31st is calculated using the closing price of the Common Shares on the TSX on that date and the number of outstanding PSUs on that date.

The following tables detail the President & CEO’s and all other NEOs’ total realized compensation plus total unrealized compensation for each of the last five years as depicted in the above graph and as described in the footnotes to that graph.

CEO	2012	2013(1)	2014(2)	2015(3)	2016(4)
Realized Compensation
Base Salary	1,281,500	750,250	844,750	932,000	951,000
Annual Incentive	1,070,000	1,508,000	1,470,000	751,000	447,000
Stock Options/SARs/TSARs: Value Realized on Exercise	4,277,129	1,372,052	1,691,888	2,330,903	589,528
PSUs: Value Realized on Settlement	2,171,519	583,967	703,359	762,442	2,794,808
Total Realized Compensation	8,800,148	4,214,269	4,709,997	4,776,345	4,782,336
Unrealized Compensation
Change of Value of Outstanding In-the-Money Value of Stock Options/SARs/TSARs at December 31 of each year	4,076,911	9,034,153	(5,243,624)	(4,802,034)	4,273,053
Change of Value of Outstanding PSUs at December 31 of each year	1,384,313	3,191,764	134,297	130,991	1,222,687
Total Change in Unrealized Compensation	5,461,224	12,225,917	(5,109,327)	(4,671,043)	5,495,740
CEO: Total Realized Compensation + Total Change in Unrealized Compensation	14,261,372	16,440,186	(399,330)	105,302	10,278,076

All Other NEOs - Aggregate	2012	2013(1)	2014(2)	2015(3)	2016(4)
Realized Compensation
Base Salary	1,984,741	1,717,750	1,751,000	1,791,500	1,778,000
Annual Incentive	1,107,000	1,656,000	1,570,000	746,000	543,000
Stock Options/SARs/TSARs: Value Realized on Exercise	1,436,258	7,287,752	1,918,480	3,713,489	1,463,376
PSUs: Value Realized on Settlement	1,590,408	1,422,246	1,834,300	1,948,781	2,249,050
Total Realized Compensation	6,118,407	12,083,748	7,073,780	8,199,770	6,033,426
Unrealized Compensation
Change of Value of Outstanding In-the-Money Value of Stock Options/SARs/TSARs at December 31 of each year	4,588,110	12,378,566	(7,495,217)	(7,905,691)	4,427,348
Change of Value of Outstanding PSUs at December 31 of each year	963,117	3,075,378	(837,727)	(898,880)	1,425,035
Total Change in Unrealized Compensation	5,551,227	15,453,944	(8,332,944)	(8,804,571)	5,852,383
All Other NEOs: Total Realized Compensation + Total Change in Unrealized Compensation	11,669,634	27,537,692	(1,259,164)	(604,801)	11,885,809
Aggregate NEOs: Total Realized Compensation + Total Change in Unrealized Compensation	25,931,006	43,977,878	(1,658,494)	(499,499)	22,163,885

(1)
The increase in total realized and unrealized compensation from 2012 to 2013 was predominately attributable to the increase in share price and increase in numbers of vested and unvested long-term incentive units.

(2)	The decrease in total realized and unrealized compensation from 2013 to 2014 was mainly attributable to the decrease in share price.

(3)	The increase in total realized and unrealized compensation from 2014 to 2015 was mainly attributable to the value received upon exercise of stock options offset by lower short-term incentive awards.

(4)	The increase in total realized and unrealized compensation from 2015 to 2016 was mainly attributable to the increase in share price and an increase in the number of long-term incentive units.
Stress-Testing CEO Compensation
While annual compensation awards made to the CEO are based on current year corporate and personal performance, the ultimate value from long-term incentive plan awards is linked to, and dependent upon, the Company’s ability to replicate and sustain successful annual performance over the longer term. In July 2012, the Human Resources Committee reviewed a seven-year look-back total take analysis for the former CEO that confirmed that there were appropriate performance linkages and found that there was a reasonable relationship between the CEO’s total compensation relative to total shareholder return. We anticipate conducting a four-year look-back total take analysis for the current CEO in 2017, reflecting the four year period from his appointment on January 1, 2013 to December 31, 2016. In 2014, Willis Towers Watson conducted a five-year look forward total take analysis for the current CEO which found that, compared to other mid-cap companies in their database and considering the Company’s size and target compensation, the relationship between shareholder value created and the CEO’s total-take was reasonable.

Share Ownership Requirements
Each executive officer is required to own Common Shares having a value equal to, in the case of the CEO, at least five times annual base salary and, in the case of each of the other executive officers, at least three times annual base salary. Half of the value of PSUs and the full value of DSUs held by an executive officer are considered when determining whether executives are meeting their share ownership requirements. Executive officers are expected to use the cash proceeds (if any) from the exercise of stock options/SARs/TSARs or the vesting of PSUs to achieve their share ownership requirement. Executive officers are expected to make steady progress toward meeting these requirements and the full requirements must be met within five years from the date each individual became an executive officer. All other management of the Company who are eligible to receive long-term incentives are subject to share ownership guidelines appropriate to the level of their position.
The following table summarizes the relationship between the share ownership position of each of the NEOs and the share ownership requirement applicable to each of them as at December 31, 2016.

Named Executive Officer	Minimum Ownership Requirement (as Multiple of Base Salary)	Common Shares Beneficially Owned or over Which Control or Direction is Exercised (Units)	Value of Shares ($)	PSUs Held (50% of Balance) (Units)	Value of 50% of PSUs ($)	DSUs Held (Units)	Value of DSUs ($)	Total Holdings (Units)	Value of Total Holdings (incl 50% of PSUs Held) ($)	Ownership Requirement Achieved (as Multiple of Base Salary (1))
John	5 times	84,197	4,558,426	49,370	2,672,892	—	—	133,567	7,231,318	7.6 times
Floren
Ian	3 times	29,255	1,583,866	13,115	710,046	45,313	2,453,246	87,683	4,747,158	9.5 times
Cameron
Vanessa	3 times	28,409	1,538,063	11,567	626,237	—	—	39,976	2,164,300	4.8 times
James
Mike	3 times	37,917	2,052,826	11,567	626,237	—	—	49,484	2,679,063	6.3 times
Herz
Wendy	3 times	23,975	1,298,007	11,567	626,237	—	—	35,542	1,924,244	4.8 times
Bach

(1)
Based on $54.14 per Common Share, being the weighted average closing price of the Common Shares on the TSX for the 90-day period ending December 31, 2016. The multiple shown demonstrates the extent to which the requirement has been achieved and is based on the respective 2016 base salary.

Shareholder Feedback on Executive Compensation
If you are a shareholder and you wish to provide feedback to the Chair of our Human Resources Committee on the Company’s approach to executive compensation as described in this Information Circular, you may do so through a web-based survey that can be found in the Investor Relations section of our website at www.methanex.com. See “Shareholder Survey on Executive Compensation” on page 26 for more information.

STATEMENT OF EXECUTIVE COMPENSATION
All amounts in this section “Statement of Executive Compensation” are in Canadian dollars except where otherwise noted.
Summary Compensation
The following table sets forth a summary of compensation earned during the last three years by the Company’s NEOs.
Summary Compensation Table

	Year	Base Salary ($)(1)	Share-Based Awards ($) (2)	Option-Based Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)(5)	All Other Compensation ($) (6)	Total Compensation ($)
Name and Principal Position					Annual Incentive Plans (4)	Long-Term Incentive Plans
John Floren	2016	951,000	2,086,650	2,098,539	447,000	—	208,580	254,184	6,045,953
President & CEO	2015	932,000	1,806,220	1,749,810	751,000	—	205,040	253,952	5,698,022
	2014	844,750	1,844,370	1,819,575	1,470,000	—	185,845	196,379	6,360,919
Ian Cameron	2016	500,000	602,810	610,289	153,000	—	90,110	171,591	2,127,800
Senior VP, Finance &	2015	497,500	416,820	481,198	237,000	—	87,560	161,235	1,881,313
CFO	2014	490,000	481,140	441,109	450,000	—	86,240	142,953	2,091,442
Vanessa James	2016	449,000	463,700	471,101	137,000	—	47,678	113,642	1,682,121
Senior VP, Global	2015	445,500	416,820	481,198	172,000	—	45,186	112,940	1,673,644
Marketing & Logistics	2014	435,000	481,140	441,109	399,000	—	54,711	102,652	1,913,612
Mike Herz	2016	426,000	463,700	471,101	130,000	—	76,679	96,650	1,664,130
Senior VP, Corporate	2015	422,750	416,820	481,198	172,000	—	74,404	106,246	1,673,418
Development	2014	413,000	481,140	441,109	342,000	—	72,688	93,920	1,843,857
Wendy Bach	2016	403,000	463,700	471,101	123,000	—	72,505	110,587	1,643,893
Senior VP,	2015	399,000	416,820	481,198	155,000	—	70,224	109,811	1,632,053
Corporate Resources	2014	387,000	481,140	441,109	355,000	—	68,112	95,876	1,828,237

(1)	Values in this column reflect base salary from January 1st to December 31st each year. Salary increases are effective from April 1st of each year.

(2)
This column reflects the grant date fair value of PSUs granted to NEOs as long-term incentive awards. At the time of vesting, a minimum of 25% to a maximum of 150% PSUs will vest depending on the Company’s performance against predetermined criteria. For PSUs granted in 2016, the performance criterion is the compound annual growth rate in total shareholder return (“TSR CAGR”) over the period January 1, 2016 to December 31, 2018. The grant date fair value shown in this column is calculated by multiplying the total number of PSUs awarded by the closing price of the Common Shares on the TSX on the day before the PSUs were granted (2016: $46.37; 2015: $69.47; 2014: $80.19). This valuation methodology is different than the accounting fair value. In calculating the accounting fair value, the Company used a binomial pricing model to assign a probability weighted average total shareholder return factor that determines the number of PSUs that would be included in the valuation in accordance with the PSU Plan. The accounting fair value, as calculated by the binomial pricing model on the grant date, is: 2016: CEO USD $389,138, CFO USD $112,418 and Senior VPs USD $86,475; 2015: CEO USD $361,790, CFO and Senior VPs USD $83,490; 2014: CEO USD $420,498, CFO and Senior VPs USD $109,695.

(3)
This column reflects the grant date fair value of stock options/SARs/TSARs received by NEOs as long-term incentive awards. The value shown is calculated by multiplying the number of stock options/SARs/TSARs granted by the Canadian dollar exercise price at the time of the grant by the Black-Scholes valuation factor (2016: exercise price = $46.37, Black-Scholes valuation factor = 23.09%; 2015: exercise price = $69.47, Black-Scholes valuation factor = 20.99%; 2014: exercise price = $80.19, Black-Scholes valuation factor = 22.92%). This value is the same as the accounting fair value of the full grant, but is not adjusted by the vesting schedule. The actual exercise price of stock options under the Stock Option/SARs/TSARs Plan is the closing price of the Common Shares on the TSX on the day before the stock options/SARs/TSARs were granted (the Canadian dollar exercise price), converted to US dollars based on the Bank of Canada noon rate of exchange on that day.

(4)
These annual incentive payments are reported in the year in which they were earned, not in the year in which they were actually paid. They are paid in cash and/or DSUs in the year following the year in which they are earned. All NEOs elected to be paid in cash in each of the past three years. No NEOs elected to convert their annual incentive payment to DSUs as permitted under the terms of the DSU Plan.

(5)
The amounts shown for Messrs. Floren, Cameron, Herz and Ms. Bach include the Company’s pension contributions both to the Company’s regular defined contribution pension plan in Canada and its supplemental defined contribution retirement plan in Canada. Due to US tax rules for US tax residents, Mr. Floren's supplemental retirement plan balances are held notionally and, at retirement, will be paid as a lump sum from general revenues. The amount for Ms. James is the Company’s pension contribution to the Company’s regular defined contribution pension plan in New Zealand.

(6)	The amounts shown represent:

•
For Mr. Floren: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2016: $139,998 (3,085 units); 2015: $139,174 (2,541 units); 2014: $87,505 (1,336 units)), perquisite allowance (2016: $66,000; 2015: $66,000; 2014: $66,000) and other miscellaneous items.

•
For Mr. Cameron: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2016: $37,192 (820 units); 2015: $30,406 (555 units); 2014: $28,311 (432 units)), the value of additional DSUs corresponding to dividends declared on Common Shares (2016: $64,263 (1,424 units); 2015: $60,756 (1,133 units); 2014: $44,756 (692 units)), perquisite allowance (2016: $57,000; 2015: $57,000; 2014: $57,000) and other miscellaneous items.

•
For Ms. James: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2016: $32,801 (723 units); 2015: $33,343 (609 units); 2014: $21,830 (333 units)), perquisite allowance (2016: $57,000; 2015: $57,000; 2014: $57,000); and other miscellaneous items.

•
For Mr. Herz: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2016: $32,801 (723 units); 2015: $33,343 (609 units); 2014: $21,830 (333 units)), perquisite allowance (2016: $57,000; 2015: $57,000; 2014: $57,000) and other miscellaneous items.

•
For Ms Bach: the Company’s contributions to the Company’s Employee Share Purchase Plan, the value of additional PSUs corresponding to dividends declared on Common Shares (2016 - $32,801 (723 units); 2015 - $30,406 (555 units); 2014 - $18,890 (289 units)), perquisite allowance (2016: $57,000; 2015: $57,000; 2014: $57,000) and other miscellaneous items.

Where no amount is stated in this footnote in respect of a particular perquisite, the amount does not exceed 25% of the total value of all perquisites for the NEO disclosed in the table. In all years, no NEO spent 25% or more of the value of his or her perquisite allowance on any one perquisite. The amounts shown do not include payments made on settlement of PSUs granted in a prior year. Payments made on settlement of PSUs are reported in the table entitled “Outstanding Option-Based Awards and Share-Based Awards” found below.
Incentive Plan Awards
The following table sets forth information concerning outstanding option-based awards and share-based awards (PSUs) held by the NEOs as at December 31, 2016.
Outstanding Option-Based Awards and Share-Based Awards

		Option-Based Awards					Share-Based Awards
	Year	Securities Underlying Unexercised Options / SARs/TSARs	Options / SAR / TSAR Exercise Price (1)	Options / SAR / TSAR Expiration	Vested Options / SARs / TSARs at Year End	Value of Unexercised In-the-Money Options / SARs / TSARs (2)	Shares or Units That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Been Vested (3)	Market or Payout Value of Vested Share-Based Award Not Paid Out or Distributed (4)
Name	Granted	(#)	(USD $)	Date	(#)	($)	(#)	($)	($)
John	2016	196,000	34.59	Mar 3, 2023	—	2,439,417	46,451	683,881
Floren	2015	120,000	55.66	Mar 5, 2022	40,000	—	27,535	405,381
	2014	99,000	73.13	Mar 6, 2021	66,000	—			371,178
	2013	171,000	38.24	Mar 7, 2020	171,000	1,290,221
	2012	39,000	31.73	Mar 1, 2019	39,000	635,159
	2011	30,000	28.74	Mar 3, 2018	30,000	609,024
Ian	2016	57,000	34.59	Mar 3, 2023	—	709,422	13,419	197,566
Cameron	2015	33,000	55.66	Mar 5, 2022	11,000	—	6,354	93,549
	2014	24,000	73.13	Mar 6, 2021	16,000	—			96,829
	2013	36,000	38.24	Mar 7, 2020	36,000	271,625
	2012	39,000	31.73	Mar 1, 2019	39,000	635,159
	2011	30,000	28.74	Mar 3, 2018	30,000	609,024

Option-Based Awards							Share-Based Awards
	Year	Securities Underlying Unexercised Options / SARs/TSARs	Options / SAR / TSAR Exercise Price (1)	Options / SAR / TSAR Expiration	Vested Options / SARs / TSARs at Year End	Value of Unexercised In-the-Money Options / SARs / TSARs (2)	Shares or Units That Have Not Vested	Market or Payout Value of Share-Based Awards That Have Not Been Vested (3)	Market or Payout Value of Vested Share-Based Award Not Paid Out or Distributed (4)
Name	Granted	(#)	(USD $)	Date	(#)	($)	(#)	($)	($)
Vanessa	2016	44,000	34.59	Mar 3, 2023	—	547,624	10,323	151,974
James	2015	33,000	55.66	Mar 5, 2022	11,000	—	6,354	93,549
	2014	24,000	73.13	Mar 6, 2021	16,000	—			98,370
	2013	39,000	38.24	Mar 7, 2020	39,000	294,261
	2012	9,900	31.73	Mar 1, 2019	9,900	161,233
	2011	8,100	28.74	Mar 3, 2018	8,100	164,436
Mike	2016	44,000	34.59	Mar 3, 2023	—	547,624	10,323	151,974
Herz	2015	33,000	55.66	Mar 5, 2022	11,000	—	6,354	93,549
	2014	24,000	73.13	Mar 6, 2021	16,000	—			96,829
	2013	39,000	38.24	Mar 7, 2020	39,000	294,261
	2012	9,900	31.73	Mar 1, 2019	9,900	161,233
	2011	8,100	28.74	Mar 3, 2018	8,100	164,436
Wendy	2016	44,000	34.59	Mar 3, 2023	—	547,624	10,323	151,974
Bach	2015	33,000	55.66	Mar 5, 2022	11,000	—	6,354	93,549
	2014	24,000	73.13	Mar 6, 2021	16,000	—			98,370
	2013	36,000	38.24	Mar 7, 2020	36,000	271,625
	2012	8,100	31.73	Mar 1, 2019	8,100	131,918
	2011	6,000	28.74	Mar 3, 2018	6,000	121,805

(1)
For the purposes of this column, the US dollar exercise price represents the closing price of the Common Shares on the TSX on the day prior to the date of the grant converted to US dollars at the Bank of Canada noon rate of exchange on that day. One-third of the stock options/SARs/TSARs are exercisable beginning on the first anniversary of the date of the grant, one-third beginning on the second anniversary of the date of the grant and the final third beginning on the third anniversary of the date of the grant. If the stock options/SARs/TSARs are unexercised, they will expire, in the ordinary course, seven years after the date of their grant.

(2)
This column reflects the in-the-money value of outstanding vested and unvested stock options/SARs/TSARs. The closing price of the Common Shares on the TSX on December 31, 2016 was $58.89. For the purposes of this column, the US dollar exercise price of any stock option has been converted to Canadian dollars at the Bank of Canada noon rate of exchange on December 31, 2016.

(3)
This column reflects the value of outstanding unvested PSUs and includes dividend equivalent PSUs credited since the date of the original PSU grant. PSUs provide for different payouts depending on achievement of a target compounded annual growth rate of total shareholder return over a three-year period. The minimum payout is 25% of the vested PSU balance. The value shown is based on this minimum payout and is calculated using the closing price of the Common Shares on the TSX on December 31, 2016, being $58.89.

(4)
This column reflects the settlement value of PSUs granted in 2014, including dividend equivalent PSUs in respect thereof that vested on December 31, 2016. During 2016, Mr. Floren, Mr. Cameron, and Mr. Herz elected to settle such vested PSUs in cash only. The cash settlement value of such vested PSUs is based on the weighted average closing price of the Common Shares on the TSX during the 15 trading days prior to December 31, 2016 ($59.98). Ms. Bach and Ms. James’ vested 2014 PSUs will be settled according to the general provisions of the PSU Plan whereby they will each receive an amount of cash equal to one-half the value of their vested PSUs (less withholding tax) and a number of Common Shares equal to one-half the number of vested PSUs. These Common Shares were purchased on behalf of employees on the open market between January 11 and January 31, 2017 . The cash settlement value ($59.98) is described above and the share settlement value ($61.89) is the weighted average purchase price of the Common Shares purchased between January 11 and January 31, 2017 . The closing price of the Common Shares on the TSX on December 31, 2016, the vesting date of the 2014 PSUs, was $58.89. Based on the TSR CAGR achieved, the number of 2014 PSUs that vested was 25% of each individual’s 2014 PSU balance as at December 31, 2016. The number of PSUs for each NEO in respect of vested 2014 PSUs was as follows: Mr. Floren: 6,188 PSUs; Mr. Cameron: 1,614 PSUs; Mr. Herz: 1,614 PSUs; Ms. James: 1,614 PSUs; and Ms. Bach: 1,614 PSUs. The 2014 PSUs will be settled on March 17, 2017.

DSUs vest immediately upon grant; however, they may not be redeemed until retirement or upon death. The following table shows the total number of outstanding DSUs and their value (calculated by multiplying the number of DSUs by $58.89, the closing price of the Common Shares on the TSX on December 31, 2016) for all NEOs as at December 31, 2016.

NEO (*)	Outstanding DSUs as at Dec. 31, 2016	Value of Outstanding DSUs as at Dec. 31, 2016
Ian Cameron	45,313	$2,668,483

(*) Mr. Floren and Ms. James do not currently participate in the DSU Plan due to tax implications and/or residency requirements. Mr. Herz and Ms. Bach are eligible to participate in the DSU Plan but do not currently hold any units.

The following table sets forth information concerning the value vested or earned upon the vesting of stock options/SARs/TSARs, share-based awards (PSUs and DSUs) and the short-term incentive award during 2016. The values shown were calculated as at the vesting date. Also included is the actual value realized upon the exercise of stock options during 2016.
Incentive Plan Awards – Value Vested or Earned during the Year

Name	Option-Based Awards - Value Vested During the Year (1) ($)	Option-Based Awards - Value Realized at Exercise (2) ($)	Share-Based Awards - Value Vested During the Year (3) ($)	Non-Equity Incentive Plan Compensation - Value Earned During the Year (4) ($)
John Floren	—	589,528	371,178	447,000
Ian Cameron	—	666,903	161,092	153,000
Vanessa James	—	232,372	98,370	137,000
Mike Herz	—	228,803	96,829	130,000
Wendy Bach	—	335,298	98,370	123,000

(1)
The value shown in this column is calculated by multiplying the number of stock options that vested in 2016 by the difference between the exercise price, converted to Canadian dollars from US dollars at the Bank of Canada noon rate of exchange on the vesting date, and the closing price of the Common Shares on the TSX on the vesting date.

(2)
This amount represents, in respect of all Common Shares acquired during 2016 on exercise of stock options/SARs/TSARs, the difference between the market value of such shares at the time of exercise and the exercise price. The exercise price is denominated in US dollars and has been converted to Canadian dollars using the foreign exchange rate at the time of the exercise and provided to the stock option administrator, Solium Capital, by Solium’s stockbroker.

(3)
The value shown in this column includes: (a) the settlement value of PSUs granted in 2014, including dividend equivalent PSUs in respect thereof, that vested on December 31, 2016; and (b) the value of dividend equivalent DSUs received during the year. The settlement value of such PSUs is fully described in footnote (4) of the “Outstanding Option-Based Awards and Share-Based Awards” table. Mr. Floren and Ms. James do not currently participate in the DSU Plan due to tax implications and/or residency requirements. The value of DSU dividend equivalents is based on the market price on the day they were granted, which is also the vesting date. DSUs vest immediately upon grant; however, they may not be redeemed by the NEO until the NEO ceases to be an employee.

(4)	The value shown in this column is the annual incentive payment included in the Summary Compensation Table.
Retirement Plans
The Company has established registered defined contribution retirement plans that provide an annual Company contribution equal to 7% of annual base salary in the Canadian plan and 10% of annual base salary in the New Zealand plan. Contributions are made to a retirement account and invested according to a selection of investment vehicles made by the NEO. At retirement, funds in the account may be used to purchase an annuity or they can be transferred to a life income fund or a locked-in registered retirement savings plan. No NEOs are members of a defined benefit retirement plan. All NEOs participate in a defined contribution plan.
Canadian income tax legislation places limits on the amount of retirement benefits that may be paid from the registered retirement plan. NEOs resident in Canada participate in a defined contribution supplemental retirement plan that provides benefits in excess of what is provided under the registered plan. Benefits are provided without regard to Canadian income tax limits on the maximum benefit payable and are paid net of any benefit payable under the registered plan. Supplemental plan contributions are based on earnings defined as base salary plus the target short-term incentive award and provide NEOs with an annual contribution equal to 11% of earnings less any contributions made to the registered plan. The Canadian defined contribution supplemental retirement plan was fully funded as of December 31, 2006 and remains fully funded on an accounting basis as of December 31, 2016 for all members who are Canadian tax residents. The supplemental plan funds are invested in a single fund with Leith Wheeler and represent an asset on the balance sheet. At retirement, funds in the member’s account may be paid as a lump sum or paid as a 10-year monthly annuity. These payments would be made from the supplemental plan investment account, not from general revenue. Due to US tax rules for US tax residents, Mr. Floren’s supplemental retirement plan balances are held notionally and, at retirement, will be paid as a lump sum from general revenue. No NEOs are members of any defined benefit supplemental retirement plan.
The following table shows the change in value of the defined contribution registered retirement plan and defined contribution supplemental retirement plan benefits for the NEOs.

Defined Contribution Plan Table (Registered and Supplemental Plans)

Name	Accumulated Value at Start of Year ($)	Compensatory(1) ($)	Non-Compensatory(2) ($)	Accumulated Value at Year-End ($)
John Floren	1,512,435	208,580	179,430	1,900,445
Ian Cameron	1,802,050	90,110	283,171	2,175,331
Vanessa James	206,374	47,678	32,864	286,916
Mike Herz	858,362	76,679	105,757	1,040,797
Wendy Bach	448,992	72,505	64,924	586,421

(1)
The amounts include the Company’s pension contributions to both the Company’s regular defined contribution pension plan and to the Company’s supplemental defined contribution retirement plan. For Ms. James, the amounts include the Company’s pension contributions to the Company’s regular defined contribution pension plan in New Zealand. The Company’s pension contributions are also reported in the “Pension Value” column of the Summary Compensation Table.

(2)	The amounts include regular investment earnings or losses on pension contributions. Employee contributions are not permitted in the Canadian pension plans.
Change of Control and Termination Benefits for NEOs
The Company has entered into employment agreements with each of the NEOs that provide them with certain rights in the event of involuntary termination of employment or a “Change of Control” of the Company. A “Change of Control” occurs when:

•	more than 40% of voting shares of the Company are acquired by an outsider;

•	a majority change in the Board occurs;

•	all or substantially all of the assets of the Company are sold to an outsider; or

•	a majority of directors determines that a change in control has occurred.
Change of Control benefits are granted to motivate executive officers to act in the best interests of the Company’s shareholders in connection with a Change of Control transaction by removing the distraction of post Change of Control uncertainties faced by the executive officers with regard to their continued employment and compensation. The employment agreements with the NEOs provide for a “double trigger” for grants of stock options/SARs/TSARs. A “double trigger” means that early vesting of stock options /SARs/TSARs requires the occurrence of both (1) a Change of Control and (2) either termination of the NEO's employment or an adverse material change in the NEO's employment status within 24 months following such Change of Control. The Company believes that “double trigger” Change of Control compensation for stock options/SARs/TSARs is consistent with market practices and is attractive in maintaining continuity and retention of executive officers. Severance benefits stated in the employment agreements are appropriate because both the Company and the executive officer have a mutually agreed upon severance package that is in place prior to any termination event.

The following table shows the provisions in the employment agreements of the NEOs as at December 31, 2016 in the event of a termination of employment.

	Resignation(1) (2)	Retirement(2)	Termination Without Cause(1)	Change of Control and Termination within 24 months(1)	Termination for Cause
Termination Payment	No payment	No payment	CEO: 2.0 x Termination Amount Other NEOs: 1.5 x Termination Amount Termination Amount = (annual salary + short-term incentive target + compensation for pension and various other Company benefits)
CEO: 2.0 x Termination Amount
Other NEOs: 2.0 x Termination Amount

Termination Amount(3) = (highest annual salary during last three years + the average of last three years’ short-term incentive award + any other cash compensation awards + pension and other Company benefits) + legal and professional fees and expenses
No payment
Short-Term Incentive Plan	Forfeits eligibility under the plan if resignation is before end of plan year (no prorated awards)	Eligible based on corporate and individual performance and prorated to active service in plan year	Forfeits eligibility if termination is before end of plan year (no prorated awards)	Forfeits eligibility if termination is before end of plan year (no prorated awards)	Forfeits eligibility
Stock Options/SARs/TSARs	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/SARs/TSARs	Stock options/SARs/TSARs continue to vest in the normal course and are exercisable to the expiry date	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/SARs/TSARs	Vest immediately (upon occurrence of both Change of Control and Termination within 24 months) and are exercisable to expiry date (subject to privatization)	90 days to exercise vested stock options/ SARs/TSARs; forfeits unvested stock options/SARs/TSARs
Performance Share Units	Payment of all vested units; forfeits unvested units	Units continue to vest in the normal course and are settled upon vesting	Payment of all vested units; forfeits unvested units	Immediate vesting and payment of all units (upon Change of Control only)	Payment of all vested units; forfeits unvested units
Deferred Share Units	Payment of all vested units
Registered Defined Contribution Retirement Plan	Payment of account balance
Supplemental Defined Contribution Retirement Plan	Payment of account balance
Other Company Benefits	Forfeits eligibility

(1)
Under the employment agreements, an executive officer is required to give three months’ written notice of his or her resignation and the Company is required to give three months’ written notice of termination.

(2)
Under the long-term incentive plans, retirement is defined as (a) the employee has been continuously employed by the Company for a minimum of five years; (b) the employee has notified the Company of his or her intended termination of employment at least 30 days in advance; and (c) the employee has attained 55 years of age. If the employee meets all of these criteria, his or her voluntary termination is considered a retirement. If the employee does not meet all of these criteria, his or her voluntary termination is considered a resignation.

(3)
The table reflects the Termination Amount for all currently employed NEOs other than Mr. Cameron who has grandfathered provisions in his executive agreements that provide for the inclusion of the value of his long-term incentives in the calculation of the Termination Amount in the event of a Change of Control and termination within 24 months. His termination payment is equal to (a) 2.0 times his most recent compensation (highest annual salary during the last three years plus the average of the value of the last three years’ short-term incentive awards and long-term incentive awards) and (b) compensation for pension and other Company benefits he would have received over a 24-month period, plus all legal and professional fees and expenses. For all other NEOs – Mr. Floren, Ms. James, Mr. Herz, and Ms. Bach – the value of long-term incentive awards is not included as part of the calculation of the Termination Amount. Employment agreements for any new executive officers in the future will not include the value of long-term incentives in the calculation of the Termination Amount.

Where there is either a termination or Change of Control event, each NEO must adhere to restrictions on his or her competitive activities, solicitation of business and hiring away for a period of one year after the termination of his or her employment. All NEOs have also signed a confidentiality undertaking that restricts their use of confidential information acquired during their employment with the Company both during their employment and subsequent to the termination of their employment. All NEOs are subject to the Recoupment Policy, which is more fully described on page 41.

Example of NEO Termination Benefits on Change of Control
Based on the foregoing formulas, the following table shows the benefits that the NEOs would have been entitled to if a Change of Control with termination or termination without cause event had occurred on December 31, 2016.

Name	Change of Control with Termination			Termination without Cause ($)
	Termination Payment ($)	Value of Early Vested Options and Share-Based Awards (1) ($)	Total ($)
John Floren	4,434,184	6,796,465	11,230,649	4,557,518
Ian Cameron	4,016,658	1,873,882	5,890,540	1,600,811
Vanessa James	1,764,572	1,529,716	3,294,288	1,407,204
Mike Herz	1,678,968	1,529,716	3,208,684	1,352,576
Wendy Bach	1,607,666	1,529,716	3,137,382	1,282,175

(1)
This column reflects the value of early vested stock options/SARs/TSARs and unvested PSUs, including dividend equivalent PSUs received.  Early vesting of stock options/SARs/TSARs requires that both (a) a Change of Control occurs and (b) either termination of the NEOs employment or the NEO suffers an adverse material change in employment status.  All unvested PSUs vest at the time of a Change of Control.  For greater clarity, the value of stock options/SARs/TSARs and PSUs that vested on or before December 31, 2016, in accordance with the terms of the plans, are not included in this column.

The amounts in this table do not include the value of outstanding DSUs to which the NEO is entitled, regardless of the reason for the termination of employment. The number of outstanding DSUs and their value is shown in the table included in footnote (4) to the “Outstanding Option-Based Awards and Share-Based Awards” table.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
No director or officer of the Company, no proposed nominee for election as a director of the Company, and no associate of any such director, officer or proposed nominee, at any time during the most recently completed financial year, has been indebted to the Company or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company or any of its subsidiaries, other than, in each case, “routine indebtedness” (as defined under applicable securities laws) or which was entirely repaid before the date of this Information Circular.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE
The Company carries insurance that includes coverage for the benefit of the directors and officers of the Company and its subsidiaries arising from any claim or claims made against them, jointly or severally, during the policy period, by reason of any wrongful act, as defined in the policy, in their respective capacities as directors or officers. The policy also insures the Company and its subsidiaries in respect of any amount the Company or any of its subsidiaries is permitted or required to pay to any of its directors or officers as reimbursement for claims made against them in their capacity as a director or officer.
The insurance provides USD $100,000,000 coverage, inclusive of costs, charges and expenses, subject in the case of loss by the Company or its subsidiaries to a deductible of USD $500,000 (USD $1,000,000 for securities claims). There is no deductible in the case of loss by a director or officer. However, the limits of coverage available in respect of any single claim may be less than USD $100,000,000, as the insurance is subject to an annual aggregate limit of USD $100,000,000.
The cost of this insurance for the current policy year is USD $751,500.

PART V OTHER INFORMATION
NORMAL COURSE ISSUER BID
On April 29, 2015, the Company announced a normal course issuer bid (the "2015 Bid") authorizing the Company to purchase up to 4,554,115 of its Common Shares, representing 5% of the issued and outstanding Common Shares as at April 29, 2015. The 2015 Bid commenced on May 6, 2015, with purchases being made on the open market through the facilities of the TSX.
The 2015 Bid expired on May 5, 2016 and the Company purchased 1,582,900 Common Shares under the 2015 Bid. The Company will provide to any shareholder of the Company, without charge, a copy of the Company's notice to the TSX of its intention to make a normal course issuer bid upon request to the Corporate Secretary of the Company.
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
Equity Compensation Plan Information
The following table provides information as at December 31, 2016 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights(1) (b)	Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
	(#)	($)	(#)
Equity compensation plans approved by securityholders	2,760,878	56.33	596,897
Equity compensation plans not approved by securityholders	—	—	—
Total	2,760,878	56.33	596,897

(1)
The exercise prices of all outstanding options are denominated in US dollars. However, for the purposes of this column, the exercise prices have been converted to Canadian dollars using the Bank of Canada closing rate of 1.3427 on December 30, 2016, the last trading day of the year.

There is no compensation plan under which equity securities of the Company are authorized for issuance that was adopted without the approval of securityholders.
Stock Option Plan
The Company has a Stock Option Plan pursuant to which the Board may from time to time in its discretion grant to officers and other employees of the Company and its subsidiaries options to purchase unissued Common Shares. As at the date of this Information Circular, options to purchase an additional 339,902 Common Shares are still available to be granted under the Stock Option Plan (before giving effect to the proposed Stock Option Plan amendment). Stock options may not be granted to non-management directors under the Stock Option Plan. Information regarding the amendment to the Stock Option Plan is set out on page 16 under "Amendment of Stock Option Plan".
The following table sets out the total number of Common Shares that may be issued from and after the date of this Information Circular pursuant to stock options granted under the Stock Option Plan, the number of Common Shares potentially issuable pursuant to stock options outstanding and unexercised under the Stock Option Plan, and the remaining number of Common Shares available to be issued pursuant to stock options granted from and after the date of this Information Circular all before and after giving effect to the proposed amendment to the Stock Option Plan.

Common Shares Issuable under Stock Option Plan from and after March 3, 2017				Common Shares Issuable pursuant to Outstanding Unexercised Options				Common Shares available for Future Issuance pursuant to Options granted from and after March 3, 2017
Before Amendment(1)%		After Amendment(3)%		Before Amendment(1)%		After Amendment(3)%		Before Amendment(1)%		After Amendment(3)%
3,339,275	3.7(2)	6,339,275	7.1(2)	2,999,373	3.3(2)	2,999,373	3.3(2)	339,902	0.4(2)	3,339,902	3.7(2)

(1)	Before giving effect to the proposed Stock Option Plan amendment described under “Amendment of Stock Option Plan” on page 16.

(2)	Approximate percentage of the Company’s 89,842,838 outstanding Common Shares on a non-diluted basis as at the date of this Information Circular.

(3)	After giving effect to the proposed Stock Option Plan amendment described under “Amendment of Stock Option Plan” on page 16.
The maximum number of Common Shares that may be reserved for issuance to, or covered by any option granted to, any single person may not exceed the lower of 5% of the issued and outstanding Common Shares or the maximum number permitted by the applicable securities laws and regulations of Canada or of the United States or any political subdivision of either, and the by-laws, rules and regulations of any stock exchange or other trading facility upon which the Common Shares are listed or traded, as the case may be. In addition, the maximum number of Common Shares issued to insiders of the Company pursuant to options under the Stock Option Plan within any one-year period, or issuable to insiders of the Company pursuant to options under the Stock Option Plan at any time, must not, when combined with all of the Company’s other security-based compensation arrangements, exceed 10% of the Company’s total issued and outstanding securities. Apart from these restrictions, there is no maximum number or percentage of securities under the Stock Option Plan available to insiders of the Company or which any person is entitled to receive under the Stock Option Plan.
The exercise price for each option granted under the Stock Option Plan is the price fixed for such option by the Board, which may not be less than the “fair market value” of the Common Shares on the date the option is granted. The “fair market value” for this purpose is deemed to be the US dollar equivalent of the closing price of a Common Share on the TSX on the most recent day preceding the particular date upon which Common Shares were traded on the TSX. The US dollar equivalent is determined by using the US dollar/Canadian dollar daily noon rate as published by the Bank of Canada on the day the closing price is established.
The Stock Option Plan provides for the issuance of Stock Appreciation Rights (“SARs”) in tandem with stock options. Under the terms of the Stock Option Plan, a tandem SAR entitles the holder to surrender the related option granted under the Stock Option Plan and to receive a cash amount equal to the excess of the “fair market value” over the “grant price” of the related option, net of any applicable withholding taxes and other required source deductions. The Stock Option Plan defines grant price for this purpose as the US dollar equivalent of the closing price of a Common Share on the TSX on the most recent day preceding the grant date upon which Common Shares were traded on the TSX. The US dollar equivalent of the closing price shall be calculated using the US dollar/Canadian dollar daily noon rate as published by the Bank of Canada on the same day that the closing price is established for the grant date. “Fair market value” means the closing price of a Common Share on the NASDAQ on the most recent day preceding the exercise date upon which Common Shares were traded on the NASDAQ. SARs may be granted under the Stock Option Plan in an amount equal to the number of Common Shares covered by each option. Each exercise of a SAR in respect of a Common Share covered by a related option terminates the option in respect of such share. Unexercised SARs terminate when the related option is exercised or the option terminates. The Stock Option Plan also provides that Common Shares subject to any option surrendered on exercise of a related SAR will be credited to the Company’s share reserve and will be available for future options granted under the Stock Option Plan. Since it is anticipated that most option holders will exercise their related SAR, it is likely that the need for further increases in the number of Common Shares reserved for options will be reduced.
Subject to certain limitations contained in the Stock Option Plan, options (and tandem SARs) may be granted upon and subject to such terms, conditions and limitations as the Board may from time to time determine with respect to each option (and related tandem SAR), including terms regarding vesting. The Common Shares subject to any option may be purchased at such time or times after the option is granted as may be determined by the Board. Pursuant to the provisions of the Stock Option Plan, options (and related tandem SAR), must expire on an expiry date no later than seven years from the day the option was granted except that, subject to the right of the Board in its discretion to determine that a particular option (and related tandem SAR) may be exercisable during different periods, in respect of a different amount or portion or in a different manner:

a.
in the case of death of an optionee prior to the expiry date, the option (and related tandem SAR) will vest immediately and will be exercisable prior to the earlier of (i) the date that is one year from the date of death and (ii) the expiry date;

b.	in the case of disability of the optionee prior to the expiry date, the option (and related tandem SAR) shall vest immediately and will be exercisable until the expiry date;

c.
in the case of termination of the optionee’s employment by reason of (i) retirement where the optionee is not less than 55 years of age, the optionee has been employed by the Company for at least five years, and the optionee provides the Company with written notice of their retirement at least 30 days prior to the retirement date or (ii) circumstances that the Board, in its discretion, determines constitute a “major divestiture or disposition of assets, facility closure or major downsizing” (which determination shall be conclusive and binding on all parties concerned), the option (and related tandem SAR) will continue to vest in accordance with its terms and will be exercisable until the expiry date; and

d.
if the optionee ceases, for any other reason, to be an officer or employee of the Company or of a subsidiary of the Company prior to the expiry date, the option (and related tandem SAR) will be exercisable prior to the earlier of (i) the date which is 90 days from the date the optionee ceases to be an officer or employee and (ii) the expiry date.

e.
Where an option expires or ceases to be exercisable during a blackout period during which trading in Company securities is restricted in accordance with the policies of the Company or its affiliates, or within the ten business days immediately after a blackout period, the expiry date for the option (and related tandem SAR) shall become a date that is ten days after the last day of the blackout period.

Since 2005, all options have been granted on the following basis: one-third of the options granted are exercisable on the first anniversary of the date of the grant, a further third on the second anniversary of the date of the grant and the final third are exercisable on the third anniversary of the date of the grant. Options expire, in the ordinary course, seven years after the date of their grant. As described above, unexercised SARs terminate when the related option is exercised or the option expires.
Unexercised options (and related tandem SARs) may be exercised up to their stated expiry date provided that nothing shall preclude the compulsory acquisition of such options (or related tandem SARs) at their fair market value in the event of a going private transaction effected pursuant to the amalgamation, arrangement or compulsory acquisition provisions of the CBCA or successor legislation thereto. No option (or related tandem SAR) may be transferable or assignable otherwise than by will or the laws of succession and distribution.
Approval by the affirmative vote of not less than a majority of the votes cast by the shareholders voting (excluding, to the extent required pursuant to any applicable stock exchange rules or regulations, votes of securities held by insiders benefiting from the amendment) is required for the following amendments to the Stock Option Plan or options granted under it:

1.
an increase in the number of Common Shares that can be issued under the Stock Option Plan, including an increase to the fixed maximum number of securities issuable under the Stock Option Plan, either as a fixed number or a fixed percentage of the Company’s outstanding capital represented by such securities;

2.
a reduction in the exercise price or purchase price of outstanding options (including a cancellation of an outstanding option for the purpose of exchange for reissuance at a lower exercise price to the same person);

3.	an extension of the expiry date of an option or amending the Stock Option Plan to permit the grant of an option with an expiry date of more than seven years from the day the option is granted;

4.	an expansion of the class of eligible recipients of options under the Stock Option Plan that would permit the reintroduction of non-management directors;

5.
an expansion of the transferability or assignability of options (including any tandem SARs connected therewith), other than to a spouse or other family member; an entity controlled by the option holder or spouse or family member; an RRSP or RRIF of the option holder, spouse or family member; a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member; any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions; or for estate planning or estate settlement purposes;

6.	any amendment of the Stock Option Plan to increase any maximum limit of the number of securities:

(a)	issued to insiders of the Company within any one-year period, or

(b)	issuable to insiders of the Company at any time;
which may be specified in the Stock Option Plan, when combined with all of the Company’s other security-based compensation arrangements, to be in excess of 10% of the Company’s total issued and outstanding securities, respectively;

7.
if the Stock Option Plan has a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Stock Option Plan or, if the Stock Option Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares underlying the options from the Stock Option Plan reserve; and

8.	a change to the amendment provisions of the Stock Option Plan;

provided that shareholder approval will not be required for increases or decreases or adjustment to the number of Common Shares subject to the Stock Option Plan, deliverable upon the exercise of any option or subject to SARs, or adjustment in the exercise price for shares covered by options and the making of appropriate provisions for the continuance of the options (and related tandem SARs) outstanding under the Stock Option Plan to prevent their dilution or enlargement in accordance with the section or sections of the Stock Option Plan that provide for such increase, decrease, adjustments or provisions in respect of certain events, including the subdivision or consolidation of the Common Shares or reorganization, merger, consolidation or amalgamation of the Company, or for the amendment of such section or sections.
The Board has authority (without shareholder approval required) to make other amendments to the Stock Option Plan or any option (and related tandem SAR) relating to:

1.
clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Stock Option Plan’s provisions or a change to the provisions relating to the administration of the Stock Option Plan);

2.
changing provisions relating to the manner of exercise of options (or related tandem SAR), including changing or adding any form of financial assistance provided by the Company to participants or, if the Stock Option Plan has a fixed maximum number of securities issuable, adding provisions relating to a cashless exercise that provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Stock Option Plan;

3.
changing the eligibility for and limitations on participation in the Stock Option Plan (other than amendments of the Stock Option Plan to increase any maximum limit of the number of securities that may be issued or issuable to insiders that may be specified in the Stock Option Plan or the reintroduction of participation by non-management directors);

4.	changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry of options (or related tandem SARs);

5.
changing the provisions for termination of options so long as the change does not permit the Company to grant an option (and related tandem SAR) with an expiry date of more than seven years or extend an outstanding option’s expiry date;

6.
additions, deletions or alterations designed to respond to or comply with any applicable law or any tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement or to allow option holders to receive fair and equitable tax treatment under any applicable tax legislation; and

7.	certain changes to provisions on the transferability of options (and related tandem SARs) that do not require shareholder approval as described above.

      No amendment of the provisions of the Stock Option Plan or any option may, without the consent of the optionee, adversely affect or impair any options previously granted to an optionee under the Stock Option Plan.
SHAREHOLDER PROPOSALS
Shareholder proposals to be considered at the 2018 annual general meeting of shareholders of the Company must be received at the principal executive offices of the Company no later than December 2, 2017 to be included in the Information Circular and form of proxy for such annual meeting.

ADDITIONAL INFORMATION
Additional information relating to the Company is on SEDAR at www.sedar.com and on the Company’s website at www.methanex.com. Financial information is provided in the Company’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.
The Company will provide to any person or company, without charge to any securityholder of the Company, upon request to the Corporate Secretary of the Company, copies of the Company’s comparative consolidated financial statements and MD&A for the year ended December 31, 2016, together with the accompanying auditor’s report and any interim consolidated financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year. Submit your request to:

Methanex Corporation
Kevin Price
General Counsel and Corporate Secretary
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1
Telephone: 604 661 2600
Facsimile: 604 662 2602
If a registered holder or beneficial owner of the Company’s securities, other than debt instruments, requests the Company’s annual or interim financial statements or MD&A, the Company will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Company receives the request) to the person or company that made the request, without charge.
Pursuant to National Instrument 51-102, the Company is required to send a request form to registered holders and beneficial owners of the Company’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Company’s annual financial statements and MD&A, interim financial statements and MD&A, or both. Registered holders and beneficial owners should review the request form carefully. In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Company is only required to deliver the financial statements and MD&A to a person or company that requests them. Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Company may result in a registered holder or beneficial owner not being sent these documents. Copies of these documents can also be found at www.sedar.com and the Company’s website at www.methanex.com.
APPROVAL BY DIRECTORS
The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company.
DATED at Vancouver, British Columbia this 3rd day of March, 2017.
KEVIN PRICE
GENERAL COUNSEL & CORPORATE SECRETARY

SCHEDULE A
TEXT OF RESOLUTION APPROVING
AMENDMENT TO THE STOCK OPTION PLAN

WHEREAS:

A.
On March 3, 2017, the Board of Directors of the Company approved an amendment to the Company's Stock Option Plan (the "Stock Option Plan") that authorizes the issuance of an additional 3,000,000 common shares of the Company ("Common Shares") pursuant to the exercise of stock options issued thereunder; and

B.	Pursuant to the terms of the Stock Option Plan, shareholder approval is required to amend the Stock Option Plan to increase the number of Common Shares that can be issued thereunder.

BE IT RESOLVED, as an ordinary resolution, that:

1.
the amendment to the Stock Option Plan adopted by the Board of Directors of the Company on March 3, 2017 whereby an additional 3,000,000 Common Shares may be issued pursuant to the exercise of options issued thereunder as described in the Information Circular of the Company dated March 3, 2017, is hereby confirmed and approved; and

2.
any director or officer of the Company is authorized to take such actions as such director or officer may determine to be necessary or advisable to implement this resolution, such determination to be conclusively evidenced by the taking of any such actions.

A-1

SCHEDULE B
METHANEX CORPORATE GOVERNANCE PRINCIPLES

1.    OBJECT OF THESE CORPORATE GOVERNANCE PRINCIPLES
The Board of Directors of Methanex Corporation (the “Company”) has adopted these Corporate Governance Principles as it is responsible for providing the foundation for a system of principled goal-setting, effective decision-making and ethical actions, with the objective of establishing a vital corporate entity that provides value to the Company’s shareholders.
2.    CODE OF ETHICS
All directors, officers and employees are expected to display the highest standard of ethics. The Company has a Code of Business Conduct to establish guidelines for ethical and good business conduct by directors, officers and employees and the Code shall include guidance regarding conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality, fair dealing with third parties, compliance with laws and the reporting of illegal or unethical behaviour. The Board, through both the Audit, Finance & Risk Committee and the Corporate Governance Committee, shall monitor compliance with the Code and annually review the Code’s contents.
3.    BOARD RESPONSIBILITIES
The business of the Company is conducted by its employees, managers and officers, under the direction of the President and Chief Executive Officer (the “CEO”) and the stewardship and supervision of the Board of Directors.
The Board’s mandate is to oversee and provide policy guidance on the business and affairs of the Company, which includes;

•	monitoring overall corporate performance;

•	overseeing compensation and succession planning for, and performance of, executive officers, including the appointment and performance of the CEO;

•	adopting a strategic planning process and approving, at least annually, a strategic plan that takes into account, among other things, the opportunities and risks of the business;

•	evaluating the integrity of, and overseeing the implementation of, the Company’s management information systems and internal controls and procedures;

•	identifying and overseeing the implementation of systems to manage the principal risks of the Company’s business;

•	overseeing the implementation of appropriate disclosure controls, including a communication policy for the Company;

•	developing the Company’s approach to corporate governance; and

•	to the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and executive officers create a culture of integrity throughout the organization.
4.    DIRECTOR RESPONSIBILITIES
Act in best interests
The primary responsibility of each director is to:

a)	act honestly and in good faith with a view to the best interest of the Company; and,

b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
Participation
Directors are expected to prepare for, attend, and participate in meetings of the Board and the committees of which they are members. Directors will maintain the confidentiality of the deliberations and decisions of the Board and information received at meetings, except as may be specified by the Chairman or if the information is publicly disclosed by the Company.
Performance
Performance as a director is the main criterion for determining a director’s ongoing service on the Board. To assist in determining performance, each director will take part in an annual performance evaluation process that shall include both a peer and self-evaluation and a confidential discussion with the Chairman.

Ongoing Education
Directors are encouraged to attend seminars, conferences, and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. From time to time, the Corporation will arrange for site visits and other special presentations intended to deepen the directors’ familiarity with the Company and its affairs.
5.    BOARD LEADERSHIP
Selection of Chairman and CEO
The Board elects its Chairman and appoints the Company’s CEO. As a general principle, the Board believes that the Chairman and the CEO should not be the same person.
Lead Independent Director
In order to ensure independent Board leadership, the Board is committed to having either an independent Chairman or a Lead Independent Director. If the Chairman is not independent, the independent directors on the Board (please refer to Exhibit A for definition of independent director) shall select from among themselves a Lead Independent Director.
Either the Chairman or the Lead Independent Director, as applicable, shall chair regular meetings of the independent directors and assume other responsibilities described in the Terms of Reference for the Chairman or the Lead Independent Director (as applicable) or which the Corporate Governance Committee may designate.
6.    BOARD MEMBERSHIP
Criteria for Board membership
The Corporate Governance Committee will review each year the credentials of candidates to be considered for nomination to the Board. The objective of this review will be to maintain a composition of the Board that provides a satisfactory mix of skills and experience. This review will include taking into account the desirability of maintaining diversity (as described below) while also maintaining common characteristics such as personal integrity, achievement in individual fields of expertise and a willingness to devote necessary time to Board matters. The Corporate Governance Committee will recommend to the Board the action to be taken to effect changes in incumbent directors if, in the opinion of the Committee after discussion with the Chairman and the CEO, such changes are deemed appropriate.
New directors
The Corporate Governance Committee is responsible for identifying new candidates to be recommended for election to the Board and is also responsible for establishing criteria for the selection of new directors and conducting all necessary inquiries into their backgrounds and qualifications and making recommendations to the full Board.

Diversity
The Company has implemented a Diversity Policy that recognizes the importance of diversity, including gender diversity, at all levels of the Company including the Board. The Policy identifies three key diversity attributes:

1)	experiential (education, business and functional experience);

2)	demographic (age, gender, ethnicity, nationality, geography); and

3)	personal (personality, interests, values).
These diversity attributes are factored into the recruitment and decision making process when new Board appointments are made. When engaging external search consultants to identify future candidates for Board roles, such consultants are requested to take full account of all aspects of diversity in preparing their candidate list and are asked to provide a diverse and balanced slate where possible. Ultimately, appointments are based on merit, measured against objective criteria.

Majority voting
The Company has implemented a majority voting policy which provides that any nominee for election as a director at an Annual General Meeting for whom the number of votes withheld exceeds the number of votes cast in his or her favour, is deemed not to have received the support of shareholders even though duly elected as a matter of law.
Orientation
The Company will provide new directors with an orientation to the Company, its management structure and operations, the industry in which the Company operates, and key legal, financial and operational issues. An information package will be provided that will include information about the duties of directors, the business of the Company, documents from recent Board meetings, information regarding corporate governance and the structure and procedures of the Board and its committees. New directors will also be provided with an opportunity to meet senior management and other directors and to tour the Company’s operations.
Board composition
The Company’s bylaws provide for the directors to establish the number of directors to sit on the Board within a broad minimum/maximum range. The directors are to determine a size of Board large enough to provide experiential, demographic and personal diversity, yet small enough to allow for efficient operation and decision-making. The Corporate Governance Committee annually reviews the size of the Board and recommends any changes it determines appropriate. The Board is to be composed of a substantial majority of independent directors.
Directors who change their occupation
Directors who retire or otherwise leave or change their employment, should not necessarily leave the Board. In this circumstance, the Corporate Governance Committee shall review the appropriateness of a director’s continued service on the Board. When continued service does not appear appropriate, the director may be asked to stand down.
Director Tenure
The Directors are elected by the shareholders at every Annual General Meeting. The term of office of each director shall expire at the close of the Annual General Meeting of Shareholders following that at which he or she was elected.
The Company has implemented a Director Tenure Policy. This Policy recognizes that continuity on the Board is an asset and is essential to an effective and well-functioning Board. However, the Company also values board renewal and believes it is critical to ensuring a high performing board over the long-term. Additionally, the Company recognizes the value in turnover of Board membership as it provides an ongoing input of fresh ideas and new knowledge.
The Director Tenure Policy does not include cumulative term limits or a mandatory retirement age for directors. Instead, the Policy outlines the processes the Company has in place to effectively manage board renewal, such as annual evaluations and developing and annually reviewing a long-term board succession plan.

Other Board memberships
Whether service on other boards is likely to interfere with the performance of a director’s duties to the Company depends on the individual and the nature of their other activities. The Board believes that the commitment required for effective membership on the Company’s Board is such that directors are to consult with the Chairman and the Chair of the Corporate Governance Committee prior to accepting an invitation to serve on another board.
7.    BOARD COMPENSATION
Directors are required to devote significant time and energy to the performance of their duties. To attract and retain able and experienced directors, they are to be compensated competitively. The Corporate Governance Committee is responsible for reviewing the compensation and benefits of directors and making a recommendation to the Board. Directors who are employees of the Company receive no additional compensation for service on the Board.
Director compensation consists of cash and share-based long-term incentives. The cash portion will be comprised of an annual retainer and may be supplemented by other fees. The long-term incentives will normally be structured so as to vest over time because time-based vesting assists in retaining the continued services of directors and aligning their actions with long-term shareholder interests.

8.    SHARE OWNERSHIP
The Company shall establish Company share ownership requirements for directors and executive officers. Other managers of the Company will have share ownership guidelines. These requirements and guidelines help to more closely align the economic interests of these individuals with those of other stockholders.
9.    ASSESSING THE BOARD’S PERFORMANCE
The Board and each Board committee will conduct an annual self-evaluation. The Corporate Governance Committee is responsible for overseeing these evaluations and reporting their results to the Board. The purpose of these reviews is to contribute to a process of continuous improvement in executing the responsibilities of the Board and its committees.
All directors are encouraged to make suggestions on improving the practices of the Board and its committees at any time and to direct those suggestions to the Chairman or the appropriate committee Chair.
10.    BOARD’S INTERACTION WITH STAKEHOLDERS
It is the function of management to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public, and the Board shall ensure that the Company has systems in place to receive feedback from stakeholders. If comments from the Board are appropriate, they should, in most circumstances, come from the Chairman. If shareholders or other stakeholders communicate with the Chairman or other directors, management will be informed and consulted in order to formulate the appropriate response.
11.    MEETING PROCEDURES
Scheduling of Board meetings and selection of agenda items
The Board holds approximately six regular Board meetings each year. The Chairman and the CEO, in consultation with the Corporate Secretary, develop the agenda for each Board meeting. Directors are encouraged to suggest items they would like to have considered for the meeting agenda.
Board materials distributed in advance
Information supporting Board meeting agenda items is to be provided to directors approximately seven days before the meeting. Such materials should focus attention on the critical issues to be considered by the Board.

Non-directors at Board meetings
The Chairman shall ensure those Company officers and other members of management who attend Board meetings (1) can provide insight into the matters being discussed and/or (2) are individuals with high potential who the directors should have the opportunity to meet and evaluate. Management should consult with the Chairman if it proposes that any outside advisors attend a Board meeting.
Sessions of independent directors
Every in-person Board meeting shall be accompanied by an independent directors’ session at which no executive directors or other members of management are present. The object of the session is to ensure free and open discussion and communication among the non-executive, independent directors. The Chairman (or the Lead Independent Director if the Chairman is not independent) shall chair such meetings. If the Lead Independent Director chairs such meetings, he or she shall regularly advise the Chairman of the business of such meetings.
12.    COMMITTEE MATTERS
Committee structure
The Board, through the Corporate Governance Committee, shall constitute such committees as it determines necessary and as may be required by law. Each committee will have its own mandate that shall set forth the committee’s responsibilities, structure and procedure.

The current committee structure and the performance of each committee are to be reviewed annually by the Corporate Governance Committee.
Assignment of directors to committees
The Corporate Governance Committee is responsible for proposing to the Board the individuals who will be the Chair and members of each committee on an annual basis. In preparing its recommendations, the Committee will consult with the Chairman and the CEO and take into account the preferences of the individual directors.
Committee assignments should be based on the director’s knowledge, interests and areas of expertise. The Board believes experience and continuity are more important than rotation and that directors should only be rotated if doing so is likely to improve Committee performance or facilitate the work of the Committee.
Frequency and length of committee meetings
Each committee Chair will develop that committee’s meeting agenda through consultation with members of the committee, management and the Corporate Secretary. The Chair of each committee will determine the schedule of meetings of that committee based upon an annual work plan designed to discharge the responsibilities of the committee as set out in its mandate.
13.    BOARD RELATIONSHIP TO SENIOR MANAGEMENT
Directors have complete access to the Company’s senior management.
The Board also encourages directors to make themselves available for consultation with management outside Board meetings to provide counsel on subjects where such directors have special knowledge and experience.
14.    ACCESS TO RESOURCES AND ENGAGEMENT OF ADVISORS
The Board and each committee shall have the resources and authority appropriate to discharge their duties and responsibilities. This shall include the power to hire outside advisors without consulting or obtaining the approval of management in advance. Any individual director who wishes to engage an outside advisor should review the request with the Chairman.

15.    EVALUATION AND SUCCESSION OF EXECUTIVE OFFICERS
Performance evaluation of the CEO
The Board, through the Human Resources Committee, will annually review the CEO’s performance as measured against mutually agreed goals and objectives. This review will also be used in establishing the CEO’s annual compensation.
Performance evaluation and succession planning of executive officers
The Board, through the Human Resources Committee, will annually review the performance and compensation packages of the officers of the Company who report directly to the CEO and any other officer whose compensation is required to be publicly disclosed and will also annually review the succession plan for the CEO and the executive officers.
16.    REVIEW OF CORPORATE GOVERNANCE PRINCIPLES
The Corporate Governance Committee shall review these Corporate Governance Principles periodically and report to the Board any recommendations it may have for their amendment.
EXHIBIT A to the Methanex Corporate Governance Principles
“Independent Director” means a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. For purposes of this rule, “Family Member” means a person’s spouse, parents, children and siblings, whether by blood, marriage or adoption, or anyone residing in such person’s home. The following persons shall not be considered independent:

(A)	a director who is, or at any time during the past three years was, employed by the Company;

(B)
a director who accepted or who has a Family Member who accepted any compensation from the Company in excess of $120,000 during any period of twelve consecutive months within the three years preceding the determination of independence, other than the following:

(C)	compensation for board or board committee service;

(D)	compensation paid to a Family Member who is an employee (other than an Executive Officer) of the Company; or

(E)	benefits under a tax-qualified retirement plan, or non-discretionary compensation.

(F)	a director who is a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an Executive Officer;

(G)
a director who is, or has a Family Member who is, a partner in, or a controlling Shareholder or an Executive Officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(H)	payments arising solely from investments in the Company’s securities; or

(I)	payments under non-discretionary charitable contribution matching programs.

(J)
a director of the Company who is, or has a Family Member who is, employed as an Executive Officer of another entity where at any time during the past three years any of the Executive Officers of the Company serve on the compensation committee of such other entity; or

(K)
a director who is, or has a Family Member who is, a current partner of the Company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: March 16, 2017	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary